Annual Report

2024



François Locoh-Donou
President, CEO, and Director, F5, Inc.

TO OUR SHAREHOLDERS, CUSTOMERS, AND PARTNERS:

In 2024, our world faced substantial challenges including ongoing conflicts and violence in the Middle East and Ukraine, increasing geopolitical tensions, persistent high interest rates, climate-related disasters, and trade fragmentation. For our customers—the largest enterprises, service providers, and government entities across the globe—this environment led to budget uncertainty and extreme spending caution, characteristics that defined F5's demand environment for 2023 and the start of 2024.

F5's technology underpins the applications that keep businesses running and enable millions of consumers to bank, shop, communicate, and manage their day-to-day lives. Our software, hardware, and software-as-a-service (SaaS) solutions ensure applications worldwide are performant and secure. As a result, we have a first-hand view to the mounting IT infrastructure complexity facing our customers: the number of applications their businesses depend on is growing, the services required to keep those applications secure and performant are expanding, and the environments their IT teams operate across are increasing. In addition, cybersecurity risks are escalating and the power of AI and everything it brings with it, including more infrastructure complexity and security risk, is upon them.

Individually, any one of these dynamics would be a challenge for our customers' IT teams. The fact that they are all happening simultaneously means that the status quo is untenable. At F5, we foresaw this mounting complexity, which we describe as the "Ball of Fire," and for the last several years, we have been investing and innovating to ensure we are ready to address it for our customers.

F5 is the only company capable of securing, delivering, and optimizing any application and any API, regardless of its location or environment—be it in a data center, any one of the public clouds, or at the network edge. With customers worldwide increasingly leveraging hybrid multicloud strategies—sharing data and applications across on-premises data centers, private cloud storage, and public cloud platforms—F5's capabilities stand apart.

Amidst a complex web of environments and solutions, F5 empowers our customers to establish a consistent security posture across all their applications, enhancing security, streamlining operations, and reducing costs. Moreover, we are unifying our solutions to provide customers with unprecedented levels of visibility, manageability, and automation.

Today, F5 is differentiated in three critical areas:

First, in application and API security. F5 delivers the most effective and comprehensive application and API security platform in the industry. We enable our customers to consolidate point products targeting specific threats onto a single, integrated platform with a suite of best-in-class capabilities. In 2024, several industry experts acknowledged F5's leadership including IDC, who recognized F5 as a WAAP (web application firewall and API protection) leader, noting F5's capabilities exceeded all other players in the space. SecureIQLab, TrustRadius, KuppingerCole, and Gartner also recognized F5's WAAP capabilities in 2024.

Second, by enabling simplification. F5 enables the hybrid multicloud flexibility our customers' businesses demand with the simplicity their IT operations require. Only F5 delivers solutions that extend across public clouds, to the edge, and customers' on-premises environments. Our solutions simplify connecting disparate infrastructure environments and the applications deployed in and across them.

And third, by delivering standardization and automation. F5's solutions enable more cost-effective and scalable IT operations. We streamline customers' operations with consistent policies, comprehensive automation, and rich analytics. This enables customers to consolidate vendors and toolsets, rationalize operational silos, and automate lifecycle management of their on-premises deployments.

While we were confident that hybrid multicloud environments would become the norm and that our portfolio was uniquely suited to address our customers' escalating hybrid multicloud challenges, given the macro environment and customers' persistent spending caution, we guided for fiscal year 2024 revenue that was down slightly year-over-year. Over the course of the fiscal year, customer budgets and spending began to stabilize. By the end of the year, customers were moving forward with delayed technology refreshes and modernization projects, and they were choosing F5 because of our unique value proposition and strong alignment with their hybrid multicloud strategies.

Proudly, I can say that we delivered $2.8 billion in fiscal year 2024 revenue, representing year-over-year growth, driven by 11% software revenue growth and 4% global services revenue growth which offset 20% systems revenue declines. In addition, as a result of our revenue performance combined with continued strong operating discipline, we also achieved fiscal year 2024 GAAP net income of $567 million, or $9.55 per share. We delivered non-GAAP net income of $794 million, or $13.37 per share, representing 14% earnings per share growth from fiscal year 2023, and underscoring our commitment to profitability.[1]

We also delivered very strong cash flow from operations of $792 million, up from $653 million in fiscal year 2023. Furthermore, we returned 66% of our annual free cash flow to shareholders via share repurchases, surpassing our 50% minimum pledge.

Our fiscal year 2024 results speak to the power of F5's solutions and the relevancy of our growing role in our customers' evolving IT infrastructures, the strength of our operating model, and the resilience of our business. They also offer irrefutable evidence that we have successfully reshaped F5 from a hardware-centric, single-product company into a security and software leader for today's hybrid multicloud world.

The magnitude of our transformation is evident across several measures. Consider that in fiscal year 2017, software contributed $122 million, or just 13% of our product revenue. In contrast, in fiscal year 2024, software totaled $735 million and represented 58% of our product revenue. In addition, in fiscal year 2017, subscriptions represented just $24 million, or 20%, of our software revenue. In fiscal year 2024, subscription revenue totaled $624 million, and 85% of our software revenue.

We have transformed F5 and redefined our role beyond the data center, increasing our value to customers, diversifying our revenue, and expanding our total addressable market. In 2018, our total addressable market was approximately $2 billion. With our expanded portfolio, we estimate that by 2028, our total addressable market will approach $34 billion.

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1 Fiscal year 2024 non-GAAP net income and net income per share excludes $219 million in stock-based compensation, $51 million in amortization and impairment of purchased intangible assets, $9 million in restructuring charges, $4 million in acquisition-related charges, and $4 million in facility-exit costs.

The combination of our unique position, our strong alignment with hybrid multicloud demands, and improving customer spending and demand trends, led us to forecast accelerating revenue growth in fiscal year 2025, guiding for 4% to 5% total revenue growth on our October 2024 earnings call. We expect to continue to invest and innovate to ensure we are well positioned to capture hybrid multicloud and AI-driven growth while also delivering on our commitment to profitability. In line with that philosophy, we also guided for fiscal year 2025 non-GAAP earnings per share growth that, on a tax neutral basis to fiscal year 2024, reflects 10% growth at the midpoint.

I will use the remainder of this letter to speak to our AI opportunity, our efforts to create a global and diverse F5 team that is both human first and high performance, and to highlight our continued environmental, social and governance programs.

F5's AI Opportunity

In what feels like a very short period of time, enterprises across the globe have embraced AI and are working to determine how and where they can leverage it to the greatest advantage. In our 2024 State of Application Strategy Report, 75% of respondents indicated that AI was a core business focus, up from just 17% in 2020.

Today, AI-enabled tools are enhancing developer productivity by automating routine coding tasks, advancing customer support with AI-driven chatbots and virtual assistants and streamlining office workflows by optimizing scheduling, managing data entry, and facilitating decision-making processes with advanced analytics. Embracing AI is not merely a trend but a strategic imperative.

We expect that within three years, 80% of applications will be infused with generative AI creating new compliance, networking, security, and operation challenges for our customers. In short, AI adoption is poised to exacerbate our customers' already significant "Ball of Fire" challenges. F5 stands ready to address these new challenges. We are not just adapting to the AI revolution—we are actively shaping it; providing the critical infrastructure that enables our customers to harness the full potential of AI safely and efficiently.

It is very early days, but AI also is creating net-new opportunities for F5. Today, F5's high-performance traffic management capabilities are being deployed to facilitate AI data ingestion for AI model training and retrieval-augmented generation, or "RAG," and to optimize the performance and scalability of large-scale AI factories. Customers also are using F5's web application firewall and API protection capabilities to ensure secure AI inferencing.

Of these early AI-related opportunities, we believe AI inferencing is likely to represent the largest potential opportunity for F5. We expect the opportunity will emerge more significantly as customers begin to leverage AI in production and at scale, likely over the next 18 months.

F5 is Creating a Global and Diverse Team that is Both Human-First and High-Performance

At F5, we strive to be both a human-first and high-performing team equipped with the tools and expertise to deliver extraordinary impact on what matters most to F5, our customers, and our partners. This commitment is delivered through our culture and engagement, our investment in employees' growth and development, our focus on diversity and inclusion, and our compensation, benefits, and wellbeing offerings.

Our strong culture underpins our ability to continue to grow and evolve. We believe our culture—and the employee engagement it engenders—is a significant competitive strength and is therefore a key component of our strategy. Our approach resonates with both prospective and current employees, setting F5 apart and underpinning our consistently low attrition rates.

Like many organizations across the globe, we have been working to strike a balance between in-office and remote work. For fiscal year 2024, following pilot programs and incorporating employee feedback, we implemented a hybrid approach that requires employees within 30 miles of an F5 office with 30 or more employees to spend 30 days in the office each quarter. This approach enables leaders to drive in-office presence when it matters most, while offering continued flexibility to employees.

We have been able to sustain our strong company culture in part because we continuously embed our BeF5 and LeadF5 behaviors into our systems, processes, trainings, decisions, and conversations. We are constantly reinforcing, rewarding, and recognizing desired behaviors to send the message that they are key to executing our strategy.



We are owners.
First and foremost, we do the right thing.
BeF5
We create a more diverse and inclusive F5.
We make F5 more agile.
We help each other thrive.
We obsess over customer needs.

We create clarity and alignment.
At F5, we view leadership as a mindset, not a job title.
Lead F5
We boldly raise the bar.
We find and shape brilliance.

We measure the success of and identify areas of improvement for our company culture through global employee experience and sentiment surveys at least twice each year. As of June 2024, our employees reported high satisfaction with F5’s culture in several key areas:

- 80% of employees favorably rate “I am proud to work for F5.”
- 88% of employees favorably rate “My manager genuinely cares about my well-being.”
- 89% of employees favorably rate “F5 shows a commitment to ethical business decisions and conduct.”

One survey measure that we track closely as a gauge of the strength of our culture decreased in our June 2024 survey with 73% of employees favorably rating “I feel a sense of belonging at F5,” compared to 76% a year prior. To better understand this change, we examined the related employee comments, which highlighted a consistently strong sense of team camaraderie and also indicated that broader organizational changes including cost reductions and return-to-office initiatives contributed to the decline in their sense of belonging at F5. We are concentrating our efforts and programs on improving this belonging score and on ensuring we are fostering the F5 culture that is important to our employees’ and our company’s performance.

F5 remains steadfast in its commitment to create a diverse and inclusive workplace. We believe our differences, when embraced with humility and respect, drive smarter decisions, increased innovation, stronger performance, and a culture where everyone can be themselves and reach their full potential. Our strategic framework for this important work is called "IDEA": Inclusion, Diversity, Equity, and Allyship. We continue to work to drive focus and engagement on each element of IDEA at all levels of the organization with a goal of embedding it in our ways of working.

Our Environmental, Social, and Governance Programs Underpin How We Do Business

The terms associated with responsible investing, corporate social responsibility, sustainability, and environmental, social, and governance (ESG) programs have evolved many times over the last 50 years, but the principles behind them endure for a reason. F5, and so many other organizations around the world, recognize that it is not just about what you do, but how you do it.

Indeed, our 29 years in business are a testament to just how much conduct matters. We would not have the trust of the biggest brands in the world, the depth of partnerships in the industry, or the tenure of so many innovative employees, without a culture and a commitment so deeply rooted in helping not just F5, but each other, thrive.

As our stakeholders grow in number and complexity every day, we look carefully and thoughtfully at what our guiding principle to "do the right thing" means to our employees, customers, partners, shareholders, communities, and regulators. Not all of these groups agree, and certainly not all at once, about what the right course is for F5, but we take their concerns seriously as we make the decisions that will help the F5 they rely on to thrive now, and for many years to come.

It is for those reasons that you will continue to see F5 prioritize the work behind ESG. Because the term itself may change, but F5's principles to "do the right thing" will not.

Environmental. In fiscal year 2024, F5 took a step forward in our environmental commitments by successfully obtaining the Science Based Target Initiative's verification for our 2030 target to reduce both absolute Scope 1 and 2 emissions by 50% and absolute Scope 3 emissions by 43% from the 2021 baseline. We plan to meet this target by optimizing our energy use, sourcing more renewable energy, and enhancing the sustainability of our products and supply chain processes.

As evidence of our progress towards our science-based target, F5's April 2024 annual ESG report disclosed a 31% reduction in our total emissions during fiscal year 2023. This achievement was driven by a 40% reduction in Scope 1 and 2 emissions and a 30% reduction in Scope 3 emissions. To ensure the integrity of our emissions reporting, F5 also secured third-party verification for our Scope 1 and 2 emissions data from fiscal year 2023.

Social. Our pursuit of being a human-first organization extends beyond the walls of F5 and is evident in our community development initiative, F5 Global Good, through which we amplify our employee engagement and diversity and inclusion programs. In 2024, we reached a key milestone with employees in every country where we operate participating in the program as either a donor or volunteer. Overall, employee participation grew 51% from fiscal year 2023, reaching a record 71% of F5ers, a notable step up from the industry average of 30%. In total, F5ers volunteered more than 15,000 hours in 2024 and directed over $3.9 million to more than 3,200 non-profits worldwide.

Governance. We continue to refine the governance of F5 in our quest to create and evolve best practices. In fiscal year 2024, we added a Risk Committee to assist our Board of Directors' oversight of F5's strategic, legal and regulatory, talent management, technology and cybersecurity, environmental (including climate), and other operational risks. The Risk Committee's responsibilities include monitoring, reviewing, and providing guidance regarding applicable risk policies and processes, as well as providing feedback on related risk analysis and reporting. In conjunction, the Risk Committee reviews and assesses F5's cybersecurity risk exposure and evaluates the adequacy and effectiveness of related risk management processes and policies, including data privacy and security, business continuity, and operational risks.

CONCLUSION

In 2024 alone, F5 worked with 1,830 partners across 138 countries to deliver extraordinary experiences for 22,500 F5 customers. Together with those customers, we secured, delivered, and optimized millions of applications and APIs, powering businesses across the world. Because of F5, billions of people can shop, bank, fly, drive, and live more securely. Last quarter alone, our F5 Distributed Cloud Services blocked more than 2.3 billion attacks. Our solutions are making a difference. This is how we bring our mission to life: working with our customers and partners, together, we help each other thrive and build a better digital world.

F5 enters our fiscal year 2025 with an industry leading, hybrid multicloud optimized portfolio and opportunities aligned to significant industry trends and customer demand. Our unmatched application security and delivery functionality and expertise means we are uniquely able to address escalating application and API complexity for our customers. We bring consistent, industry leading security; we simplify hybrid multicloud complexity; and we streamline operations with standardization and automation.

In closing, I express my gratitude to our shareholders for their ongoing support and belief in our vision and our ability to achieve it. I also extend my heartfelt thanks to our F5 employees who consistently show adaptability and resilience, focusing on our customers and remaining dedicated to our values. Lastly, I thank our customers and partners for placing their trust in us. Every member of the F5 team is committed to earning that trust every day. It is an honor and a privilege to lead this world-changing company.

François Locoh-Donou
President, CEO, and Director, F5, Inc.
January 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File Number 000-26041

F5, Inc.

(Exact name of Registrant as specified in its charter)

Washington	**91-1714307**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

801 5th Avenue
Seattle, Washington 98104
(Address of principal executive offices, including zip code)

(206) 272-5555
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common stock, no par value	FFIV	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☑	Accelerated Filer	☐
Non-accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 31, 2024, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was $11,047,876,639 based on the closing sales price of the Registrant's common stock on the NASDAQ Global Select Market on that date.

As of November 12, 2024, the number of shares of the Registrant's common stock outstanding was 58,614,865.

DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of this Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to the specified portions of the Registrant's Definitive Proxy Statement for the Annual Shareholders Meeting for fiscal year 2024, which Definitive Proxy Statement shall be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the end of the fiscal year to which this Report relates.

F5, INC.

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended September 30, 2024

Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These statements include, but are not limited to, statements about our plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions. These forward-looking statements are based on current information and expectations and are subject to a number of risks and uncertainties. Our actual results could differ materially and adversely from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Item 1A. Risk Factors" below and in other documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to revise or update any such forward-looking statements.

Unless the context otherwise requires, in this Annual Report on Form 10-K, the terms "F5," "the Company," "we," "us," and "our" refer to F5, Inc. and its subsidiaries. Our fiscal year ends on September 30, and fiscal years are referred to by the calendar year in which they end. For example, "fiscal year 2024" and "fiscal 2024" refer to the fiscal year ended September 30, 2024.

Item 1.   *Business*

General

F5 is a multicloud application security and delivery provider committed to bringing a better digital world to life. F5 partners with the world's largest, most advanced organizations to optimize and secure every application and Application Programming Interface ("API") anywhere, including on-premises, in the cloud, or at the edge. F5 enables businesses to continuously stay ahead of threats while delivering exceptional, secure digital experiences for their customers.

Our application security and delivery solutions are available in a range of deployment and consumption models. We sell packaged software in perpetual, subscription, and usage-based consumption models. We also sell our solutions in software-as-a-service ("SaaS") and managed services deployment models with subscription and usage-based consumption models. In addition, we sell high-performance systems, or hardware, as well as a broad range of global services including maintenance, consulting, training and other technical support services.

Our customers include large enterprise businesses, public sector institutions, governments, and service providers. We conduct our business globally and manage our business by geography. Our business is organized into three primary geographic regions: Americas; Europe, the Middle East, and Africa ("EMEA"); and the Asia Pacific region ("APAC").

F5 was incorporated on February 26, 1996 in the state of Washington. Our headquarters is in Seattle, Washington, and our mailing address is 801 5th Avenue, Seattle, Washington 98104-1663. The telephone number at that location is (206) 272-5555. Our website is www.f5.com. We have 83 subsidiaries, branch offices, or representative offices worldwide. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably possible after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report.

Strategy and Priorities

Nearly all organizations today find themselves at the convergence of two significant trends: the evolution of applications as the center of their businesses and their customers' digital lives, and the escalation of threats against those applications. This presents a tremendous challenge as many companies now manage complex application portfolios comprising older legacy and newer modern technologies and infrastructures. In our 2024 State of Application Strategy Report, the majority of organizations said they operate both legacy and modern application architectures, and operate in multiple clouds. Companies are forced to deploy separate, and often inconsistent, security controls across these hybrid environments, creating operational complexity and expanding the potential threat surface.

Over the past several years, F5 has significantly expanded its software and SaaS offerings to deliver a broad portfolio of solutions to help customers address the complexity and risk in today's hybrid IT environments. Through its BIG-IP, F5 NGINX, and F5 Distributed Cloud Services product families, F5 offers a range of integrated, artificial intelligence- and machine learning-driven solutions that support performance and protect both legacy and modern applications and APIs across data center, cloud, and edge locations.

Our multicloud application security and delivery solutions reduce our customers' operational complexity and costs, enabling scalability, security, and optimization for legacy and modern applications and APIs, across any infrastructure. F5 leverages a near real-time collection of application telemetry, machine learning and artificial intelligence, and toolchain automation to enable rapid response to changes in application performance, availability, and security threats with little to no human interaction.

Key components of our strategy include:

Solving multicloud application security and delivery challenges

Through our organic innovation and inorganic investments, we have created the broadest portfolio of multicloud application security and delivery technologies in the market and as a result, we are capable of serving any application or API in any environment. Our BIG-IP family primarily serves traditional applications on premises, co-located or in cloud environments. Our F5 NGINX family serves modern, container-native and microservices-based applications and APIs. Our F5 Distributed Cloud Services is a portfolio of SaaS and managed services serving both traditional and modern applications where a SaaS-deployment model is preferred. As a result of this broad portfolio, we are the only provider capable of supporting our customers' modern and legacy application security and delivery needs across any environment — on premises, co-located, in a cloud or at the edge — with the added flexibility of multiple deployment models including SaaS, managed services, packaged software, and hardware offerings.

Transforming how customers experience F5

As we expand the role we play for our customers, we are also transforming how our customers experience F5. Our goal is to create a unified and frictionless F5 experience for our customers. Over the last several years, we have made it easier for our customers to procure, deploy, use, manage, and upgrade our technologies. We also have taken steps to integrate the customer experience across our growing portfolio by simplifying the product naming and rebranding of several acquired and integrated solutions as part of our F5 Distributed Cloud Services platform.

Going forward we will leverage and grow our foundational capabilities in data and insights, digital sales, and SaaS-delivered capabilities to deliver consistent world-class customer experiences, including simple, integrated and friction-free consumption of our technologies. We will continue to improve customer awareness and understanding of F5's expanded portfolio with a focus on both user and buying personas, and business needs and intend to enhance our digital customer experiences to deliver both growth and efficiency.

F5 is leveraging AI to accelerate the strength of both our current and future offerings. F5 uses AI in its application delivery and security solutions to support performance and efficacy. Today, our customers are able to further benefit from our four-pronged AI strategy. First, our current portfolio is positioned to solve security and performance challenges associated with new AI workloads. Second, we are leveraging AI models in our current data fabric in order to enhance our existing products. Third, we are working to build new offerings based on the changing application and data security landscapes and the customer needs associated with these changes. Finally, we are pursuing partnerships with AI players to help secure and deliver AI workloads.

Capturing growth in security and software-as-a-service

In the previous decade, our customers were focused on protecting their networks from attacks. Today, attackers are targeting applications with threats like malware, bots, and API penetration. Through both organic and inorganic investment, we have expanded our application security portfolio and the deployment models through which customers can consume our solutions. F5's leading security capabilities combined with our hybrid multicloud approach enables our customers to deploy a consistent security posture across their entire application estate.

We continue to focus investment in expanding our SaaS-based offerings within F5 Distributed Cloud Services, our comprehensive unified, security, networking, and application delivery service. F5 Distributed Cloud Service is also now helping our BIG-IP and NGINX customers expand and simplify their visibility and management of these solutions. F5 Distributed Cloud enables our customers to choose the best location and architecture for their application portfolio while easing the operational burden of securing and delivering applications across public, private and edge clouds.

F5 Products and Solutions

F5's portfolio of multicloud application security and delivery technologies are enabling customers to address the challenges of delivering differentiated digital experiences to their customers. Our multicloud, infrastructure-agnostic approach means customers can use F5 to create a more unified experience across disparate hybrid IT environments, enhancing automation and driving operational and cost efficiencies. Our product portfolio is comprised of solutions made available within the following F5 product families: F5 Distributed Cloud Services, F5 NGINX and F5 BIG-IP, and are discussed below.

F5 Distributed Cloud Services. A unified, security, networking, and application management service that enables customers to deploy, secure, and operate their applications wherever they may reside, regardless of platform or architecture. F5 Distributed Cloud Services leverages the F5 Global Network, a purpose-built, cloud-based, global private backbone to deliver performance, reliability, and control across hybrid, multicloud, or edge environments. F5 Distributed Cloud Service offerings are available as packaged software and SaaS-based consumption models and include the following:

- *F5 Distributed Cloud Web App and API Protection ("WAAP").* A comprehensive SaaS-based security solution, F5 Distributed Cloud WAAP allows our customers to accelerate time-to-service, lower total cost of ownership, and increase security efficacy on a cloud native platform that is fully integrated across a single policy engine and management console. F5 Distributed Cloud WAAP can be leveraged through multiple deployment options, allowing organizations to simplify security and improve visibility while reducing operational complexity. The solution provides the following F5 application security technologies:

  - Advanced Web Application Firewall ("WAF") capabilities through F5's BIG-IP WAF engine, which allows our customers to quickly apply, secure, and manage uniform comprehensive security policies at scale, across data centers, public or private clouds, and edge computing environments.

  - Mitigation against L3-L7 application-based and volumetric DDoS attacks through advanced F5 Distributed Cloud DDoS Mitigation, a managed, cloud-delivered mitigation service that detects and mitigates large-scale network, SSL, and application-targeted attacks in real time.

  - Enhanced API security, which leverages machine-based learning, auto-discovery, and anomaly detection, which automates the entire process of finding, securing, and monitoring APIs for anomalous behavior.

  - Next-generation, AI enabled bot mitigation through F5 Distributed Cloud Bot Defense provides our customers the ability to defend applications and APIs from automated attacks. The solution leverages AI to analyze massive amounts of traffic and machine learning to ensure sustainable bot prediction models with high efficacy.

  - Protection from sophisticated account takeover attempts.

- *F5 Distributed Cloud Multi-Cloud Networking ("MCN").* Our MCN solutions simplifies networking with an integrated service stack that securely connects both networks and application workloads, lowering operational costs and increasing agility. Under our MCN solutions we offer the following product solution:

  - *F5 Distributed Cloud Network Connect.* A networking solution that offers easy, secure, and consolidated connectivity across public and hybrid clouds, data centers, and edge sites. It provides unified policies and single-pane-of-glass management, reducing complexity and increasing efficiency, including full multi-tenancy and segmentation, enabling self-service capabilities for DevOps, NetOps and SecOps. Network Connect automates the configuration of native public cloud networking resources and seamlessly connects multiple clouds using site-to-site connectivity over a private backbone or the F5 Global Network.

- *F5 Distributed Cloud App Connect.* An application delivery and deployment solution for connecting clusters across various cloud providers and regions. App Connect offers orchestrated awareness for API endpoints on all connected clusters, allowing cross-cluster service discovery and advertisement for seamless app-to-app communication with fine-grained API control. Connections between sites are self-maintaining, redundant, and fully automated, which reduces the need for administrative tasks such as establishing VPNs and routing. App Connect provides end-to-end visibility for customers, who can choose their underlying transport, including the F5 Global Network.

- *F5 Distributed Cloud DNS.* A cloud-based Domain Name System ("DNS") solution that offers DNS delivery across multicloud environments and modern applications. F5 Distributed Cloud DNS can be distributed globally as either a primary or secondary DNS, providing authoritative DDoS protection, Domain Name System Security Extensions ("DNSSEC"), and the flexibility to automatically scale to meet our customers growing application demands.

- **F5 Distributed Cloud CDN.** A high-performance, multicloud and edge focused content delivery network ("CDN") solution that allows our customers to efficiently connect, secure, and optimize applications and workloads across multi- and hybrid-cloud environments through efficiently leveraging the integrated tools and technologies in the F5 Distributed Cloud Platform. F5 Distributed Cloud CDN can be purchased with other F5 Distributed Cloud offerings or as a stand-alone service.

- **F5 Distributed Cloud App Stack.** A SaaS-based solution that provides our customers the ability to deploy and orchestrate applications on a managed Kubernetes platform with centralized management of distributed applications through a single pane of glass. F5 Distributed Cloud App Stack simplifies the management of application deployments as one across on-premises, cloud, and edge locations.

F5 NGINX. Built from the F5 NGINX open source software that powers hundreds of millions of websites and applications across the world, our F5 NGINX technology suite delivers a lightweight, agile ADC and API connectivity solution for modern, container-native, micro-services-based applications and APIs. F5 NGINX delivers a range of capabilities including web server, load balancer, proxy, API gateways and caches in packaged software subscription consumption models. F5 NGINX product offerings include the following:

- **F5 NGINX Plus.** F5 NGINX Plus, our all-in-one, high performance load balancer, web server, content cache, and API gateway for modern applications, is offered as packaged software in a subscription consumption model. F5 NGINX Plus software delivers cloud-native, Kubernetes-friendly solutions that drive mission-critical applications and APIs with scalability, visibility, security, and governance. F5 NGINX Plus can be easily integrated into enterprise application workflows and CI/CD pipelines, as well as automation frameworks and ecosystems. F5 NGINX Plus is lightweight and can be used as a per-application ADC, but also scalable and performant enough for an enterprise's largest and most critical applications. F5 NGINX Plus is also offered as a fully managed native service on the Microsoft Azure Cloud allowing teams to lift-and-shift their applications to the cloud with no configuration change removing the operational burden of self-managed instances from teams.

- **F5 NGINX Management Suite.** The F5 NGINX Management Suite includes software tools that provide application and API management along with orchestration and analytics for F5 NGINX Plus instances running in private data centers and public clouds. The F5 NGINX Instance Manager accelerates application and API deployments with a self-service API driven tool set and allows enterprises to streamline lifecycle management and security. Using F5 NGINX Instance Manager, which is included in this offering, teams can inventory, control and secure F5 NGINX Plus, F5 NGINX Open Source and F5 NGINX WAF instances.

- **F5 NGINX Ingress Controller.** The F5 NGINX Ingress Controller provides traffic management for Kubernetes clusters. This solution is deployed at the central point of entry into a Kubernetes cluster and reduces complexity, increases uptime, and provides better insights into application health and performance at scale. This offering is sold in a subscription consumption model that scales with the customer's Kubernetes cluster size.

- **F5 NGINX App Protect.** F5 NGINX App Protect is a comprehensive WAF security and denial-of-service ("DoS") defense solution designed to protect applications and API's from advanced Layer 7 attacks. It is a lightweight solution that seamlessly integrates into DevOps environments and is platform-agnostic running across distributed architectures and hybrid environments to deliver consistent protection. It can be used in a variety of the use cases that F5 NGINX Plus is deployed and integrate easily into CI/CD pipelines for automation. F5 NGINX App Protect can be added to subscriptions and is bundled into "advanced" offerings for F5 Ingress Controller.

F5 BIG-IP. Our BIG-IP family of product offerings provide feature-rich, highly programmable and configurable application security and delivery solutions for legacy applications in enterprises and service providers. Also known as traditional applications, legacy applications are based on monolithic, three-tier, or client-server architectures. Such legacy applications are the most ubiquitous application architecture today, and many organizations continue to rely exclusively on legacy applications to power the most mission-critical business applications, customer-facing digital interfaces and internally used applications. For most organizations, the priority around legacy applications is maximizing operational efficiency and minimizing the total cost of ownership. BIG-IPs "best-of-suite" approach helps standardize and consolidate application security and delivery functions into a single solution, automating functions and reducing operational cost. The F5 BIG-IP family of products includes packaged software, which are available in subscription and perpetual consumption models, and F5 BIG-IP system offerings.

- **F5 BIG-IP Packaged Software.** F5 BIG-IP packaged software includes a growing portfolio of products that provide the performance and security to deliver applications to end users. F5 BIG-IP Packaged Software offerings include the following:

  - **F5 BIG-IP Security.** F5 BIG-IP application security products include F5 BIG-IP Access Policy Manager that secures and protects user access to applications, F5 BIG-IP Advanced Web Application Firewall that protects applications with behavioral analytics, bot defense and application layer encryption, and F5 BIG-IP SSL Orchestrator that maximizes infrastructure security with encryption/decryption and traffic steering. We also offer F5 BIG-IP Advanced Firewall Manager which drives accurate detection with machine learning, stress monitoring, dynamic signatures, and attack mitigation, F5 BIG-IP Carrier Grade NAT which provides carrier-grade scalability with a high number of IP address translations, fast network address translation setup rates and high-speed logging, and F5 BIG-IP DDoS Hybrid Defender which delivers advanced cloud and on-premises DDoS defenses to ensure real-time protection against volumetric DDoS threats and dynamic network and applications attacks.

  - **F5 BIG-IP Application Delivery.** F5 BIG-IP Application Delivery products include F5 BIG-IP Local Traffic Manager which manages network traffic so applications are always fast, available, and secure; F5 BIG-IP DNS which provides hyperscale and security during high query volumes and DNS DDoS attacks; and F5 BIG-IP Policy Enforcement Manager which improves network performance through effective policy management.

  - **F5 BIG-IP Automation Tool Chain.** F5 BIG-IP Automation Tool Chain is a set of automation tools that make it faster and easier to deploy and configure F5 application services. Via the F5 Automation Tool Chain, F5 BIG-IP capabilities easily integrate into orchestration frameworks such as Ansible, HashiCorp Terraform, OpenShift, and Cloud Foundry as part of a CI/CD pipeline.

  - **F5 BIG-IQ Centralized Management.** F5 BIG-IQ simplifies, enhances management of, and reduces customer operational costs associated with F5 BIG-IP deployments through central management, analytics, and automation for F5 BIG-IP instances.

  - **F5 BIG-IP Next.** F5 BIG-IP Next is the next version of BIG-IP rearchitected to be more modern, scalable and secure with a Kubernetes based architecture. With BIG-IP Next, customers will be able to secure and deploy apps and APIs faster and with less downtime. With the introduction of BIG-IP Next Central Manager, customers will also be able to leverage new fleet management and observability capabilities. BIG-IP Next is generally available now for local traffic management and web application firewall with remaining elements of the BIG-IP software portfolio to come.

- **F5 BIG-IP Systems.** F5 BIG-IP systems are designed to enhance the performance of our software by leveraging a combination of custom field-programmable gate array ("FPGA") logic and off-the-shelf silicon, providing customers a balance of cost and flexibility. All of our systems run all available F5 BIG-IP software modules. Our next-generation hardware, rSeries systems and VELOS chassis and blades are designed to enable enhanced automation and multi-tenancy, a capability that enables running multiple versions of F5 BIG-IP software on the same system thereby making it easy to migrate from one version to another with minimal or no downtime.

Competition

As F5 expands its reach and role into a broader set of multicloud security and delivery solutions, the companies that we consider competitors evolve. We compete against companies that offer web application firewalls, server load balancing, traffic management, and other functions normally associated with application delivery, application security, and multicloud networking.

The principal competitive factors in the markets in which we compete include deployment model, consumption model, ecosystem integrations, features and performance, customer support, brand recognition, scope of distribution and sales channels, and pricing. We believe we generally compete favorably on the basis of these factors as a result of our robust solutions and services, and our ability to deliver and secure any application, and any API, anywhere.

Within application delivery, our customers have the best of both worlds: reliability that F5's always been known for – across any environment from on-premises to multicloud; and agility and flexibility enabled by lightweight modern technologies, without compromising security or manageability. Our BIG-IP offerings compete against Citrix and Broadcom. Our lightweight, agile, developer-friendly F5 NGINX offerings, which provide capabilities like optimizing Kubernetes traffic management and load balancing cloud-native and hybrid cloud applications compete against Amazon Web Services ("AWS"), Google Cloud Platform, Envoy, and HAProxy.

In application security, we compete with vendors that offer web application firewall, bot detection and mitigation, API protection, carrier-grade firewall, carrier-grade network address translation ("NAT"), SSL orchestration, access policy management, and DDoS mitigation including Akamai, Cisco, Cloudflare, Fortinet, Juniper Networks, Palo Alto, Radware, and Thales.

F5 Distributed Cloud Services use cases include application and API security delivered as SaaS, as well as multicloud networking. F5 competes with traditional edge players including Akamai, Cloudflare and Fastly, as well as networking vendors including Broadcom and Cisco, and pure-play vendors like Aviatrix, and public cloud providers.

Corporate Functions

Customer Services and Technical Support

In connection with our products, we offer a broad range of global services including maintenance, consulting, training, and other technical support services.

We believe that our ability to provide consistent, high-quality customer service and technical support is a key factor in attracting and retaining large enterprise and service provider customers. Accordingly, we offer a broad range of support services that includes phone and online technical support, hardware repair and replacement, software updates, online tools, consulting, and training services.

We provide these services directly to customers and also utilize a multi-tiered support model, leveraging the capabilities of our channel partners. Our technical support staff is strategically located in regional service centers to support our global customer base.

Product Development

We believe our future success depends on our ability to maintain technology leadership by continuing to innovate and to improve our products and by developing new products to meet the changing needs of our customers and partners. Our engineering organization uses standard processes for the development, documentation, and quality control of services, software, and systems that are designed to meet these goals. These processes include working with our business development and marketing teams, customers, and partners to identify technology innovation opportunities to better meet the evolving needs of our addressable markets. We have had dedicated teams focused on testing new disruptive innovations in technology, business models, or customer segments. We expect innovations resulting from the work of these teams will be complementary to our goal of delivering the broadest and most consistent portfolio of solutions across cloud and on-premises environments.

Our engineering teams are primarily located in Seattle and Spokane, Washington; Hyderabad, India; Tel Aviv, Israel; San Jose, California; and Cork, Ireland. Members of our engineering teams collaborate closely with one another to ensure the interoperability and performance of our solutions.

We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. F5 holds various patents in the United States and internationally (with applications pending for various aspects of our technology). We file patent applications to protect our intellectual property and believe that the duration of our issued patents is sufficient when considering the expected lives of our products. Our future success depends in part on our ability to protect our proprietary rights to the technologies used in our principal products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as the laws of the United States. Any issued patent may not preserve our proprietary position, and competitors or others may develop technologies similar to or superior to our technology. Our failure to enforce and protect our intellectual property rights could harm our business, operating results, and financial condition.

In addition to our own proprietary software, we incorporate software licensed from several third-party sources into our products. These are generally term licenses which may renew annually and that generally provide for certain rights and licenses to support our customers post termination. While we may not be able to renew all of these licenses in the future, we believe that alternative technologies for these licenses are available both domestically and internationally.

Sales and Marketing

Our customers include a wide variety of large enterprise businesses, public sector institutions, governments, and service providers, including many among Fortune 1000 and Business Week Global 1000 companies. Our customers include businesses in technology, telecommunications, financial services, transportation, education, manufacturing, healthcare, and government. In fiscal year 2024, sales outside of the Americas represented 43.8% of our net revenues. Refer to Note 15 of our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our revenues by geographic area.

Sales

Our sales teams sell our products and services directly to customers working closely with our channel partners including distributors, value-added resellers ("VARs"), managed service providers ("MSPs"), and systems integrators.

F5 sales teams. Our inside sales team generates and qualifies leads from marketing and helps manage accounts by serving as a liaison between the field and internal corporate resources. Our outside sales team works directly with partners and customers across the globe. Our field sales personnel are located in major cities across our three sales regions. Field sales personnel work closely with our channel partners to sell our products and services to their customers. We reward partners that identify new business and provide sales expertise for our portfolio of products and solutions through various incentive programs. Systems engineers, with deep technical domain expertise, support our regional sales account managers and channel partners providing pre-sale technical solution engineering and support, as needed.

Distributors, VARs, and MSPs. As a key component of our sales strategy, we have established relationships with a number of large national and international distributors, local and specialized distributors, VARs, and MSPs. We derive a majority of our product sales from VARs and MSPs, relying on our large distributors for fulfillment, training, and partner enablement.

Our agreements with our channel partners are not exclusive and do not prevent them from selling competitive products. These agreements typically have one-year terms with no obligation to renew, and typically do not provide for exclusive sales territories or minimum purchase requirements.

Our agreements with distributors are standard, non-exclusive distribution agreements that renew automatically on an annual basis and generally can be terminated by either party with 90 days written notice prior to the start of any renewal term. The agreements grant certain distributors the right to distribute our products to resellers, with no minimum purchase requirements.

Systems integrators. We also market our products through strategic relationships with systems integrators, including Dell Services, DXC, HP Enterprise Services, and IBM Global Services, who include our products as core components of application deployments or network-based solutions they deploy for their customers. In most cases, systems integrators do not directly purchase our products for resale to their customers. Instead, they typically recommend and/or manage our products as a part of broader solutions supporting enterprise applications and internet facing systems that incorporate our technology for security, high availability, and enhanced performance.

Resellers and technology partners. Historically, our ability to compete with much larger companies has been strengthened through partnerships with large systems and software vendors. Currently, we partner with many technology partners and public cloud providers who resell our products. We have ongoing partnerships with the major cloud providers such as AWS, Microsoft Azure, and Google Cloud Platform and have expanded our reseller routes to market to include their public cloud marketplaces. F5 has recently signed a Strategic Collaboration Agreement ("SCA") with AWS and are actively engaged with Microsoft Azure on private offers levering our software on Azure. Our business development team manages these relationships and closely monitors adjacent and complementary markets for opportunities to partner with those whose solutions are complementary to ours and could enable us to expand our addressable market.

Marketing

As we continue to expand our offerings, we are focused on driving the compelling and unique value proposition of F5's solutions among our existing customers, including new buying centers within existing customers, as well as with new customers. To do so, we are revitalizing our brand, informing current customers about our expanded portfolio, and broadening our reach with new customers. We continue to focus on our core NetOps buying persona while seeking to expand our relationships with DevOps, SecOps, CISO and Cloud Architect audiences.

We are investing in driving brand, demand, and advocacy experiences, addressing touchpoints across the customer journey to ensure we do all we can to enable our customers to realize value in their investments with F5. To maximize our reach and impact, we continue to meet customers where they are by increasing our focus and investments in more digitally enabled, personalized, and frictionless experiences at scale.

Manufacturing

We outsource the manufacturing of our systems to a third-party contract manufacturer, Flex Ltd. ("Flex"), for building, assembling, and testing according to our specifications at Flex's facilities in Guadalajara, Mexico and Zhuhai, China. Flex also performs material procurement, assembly, system test, quality control, and direct shipment on our behalf.

We provide a rolling forecast that allows Flex to stock component parts and other materials, plan capacity, and build finished goods inventory in anticipation of end-user demand. Flex procures components in volumes consistent with our forecast, assembles the products, and tests them according to our specifications. Generally, we do not own the system components. Hardware components for our products consist primarily of commodity parts and certain custom components. Many of our components are purchased from sources which we believe are readily available from other suppliers. However, we currently purchase several hardware components used in the assembly of our products from a number of single or limited sources, and lead times for these components can vary significantly. Per the terms and conditions with our agreement with Flex, if the components are unused or the products are not sold within specified periods of time, we may incur carrying charges or obsolete material charges for components that our contract manufacturers purchased to build products to meet our forecast or customer orders.

Systems built in Guadalajara are shipped to the Flex fulfillment center in Milpitas, California for distribution primarily to distributors, value-added resellers, or end users in the Americas and EMEA. Systems built and fulfilled in Zhuhai are distributed to partners and customers in APAC. Title to the products transfers from Flex to us and then to our customers upon shipment from a designated fulfillment location.

Backlog

Backlog is primarily systems-based and represents orders confirmed with a purchase order for products to be fulfilled and invoiced to customers with approved credit status. Orders are subject to cancellation, rescheduling by customers, or product specification changes by customers. Although we believe that the backlog orders are firm, purchase orders may be canceled by the customer prior to fulfillment without significant penalty. For this reason, we believe that our product backlog at any given date is not a reliable indicator of future revenues. At the end of fiscal year 2024, we had product backlog of approximately $85.3 million.

Human Capital Management

F5's commitment to its employees is to be a human-first and high-performing team equipped with the tools and expertise to deliver extraordinary impact on what matters most to F5, our customers, and our partners. This commitment is delivered through our culture and engagement, our investment in employees' growth and development, our focus on diversity and inclusion, and our compensation, benefits, and wellbeing offerings.

Employees

As of September 30, 2024, we had 6,557 employees – over 99% of whom were full time employees. Our employees are in 47 countries with 47% of employees in the United States. None of our employees in the United States are represented by a labor union. We have experienced no work stoppages and believe that our employee relations are in good standing, as evidenced by our bi-annual employee engagement survey results and described in the section below entitled *Culture and Engagement*.

Culture and Engagement

We have been able to sustain our strong company culture in a hybrid work model thanks to increased focus on continuously embedding BeF5 and LeadF5 behaviors into our systems, processes, trainings, decisions, and conversations. We are constantly reinforcing, rewarding, and recognizing desired behaviors to send the message that they are key to executing our strategy.



We are owners.
First and foremost, we do the right thing.
BeF5
We create a more diverse and inclusive F5.
We make F5 more agile.
We help each other thrive.
We obsess over customer needs.

We create clarity and alignment.
At F5, we view leadership as a mindset, not a job title.
Lead F5
We boldly raise the bar.
We find and shape brilliance.

We measure the success of and identify areas of improvement for our company culture through global surveys of employee experience and sentiment at least twice each year. As of June 2024, employees reported high satisfaction with F5's culture on several key questions:

- 80% of employees favorably rate "I am proud to work for F5."
- 88% of employees favorably rate "My manager genuinely cares about my well-being."
- 89% of employees favorably rate "F5 shows a commitment to ethical business decisions and conduct."

One survey measure that F5 tracks closely as a gauge of our culture decreased from fiscal year 2023. As of June 2024, 73% of employees favorably rate "I feel a sense of belonging at F5," compared to 76% a year prior. The employee comments in the survey highlighted a consistently strong sense of team camaraderie, but broader organizational changes contributed to a year-over-year decline in our belonging score. F5 is concentrating its efforts and programs on improving our belonging score, to foster the culture that is important to our employees' and our company's performance.

Growth and Development

We provide employees with opportunities to improve their technical and professional knowledge, nurture our innovation ecosystem, strengthen management and leadership, as well as maintain our high standards of business integrity through ongoing compliance training.

These development opportunities are available through live employee events like Technology Days dedicated to exploring new ideas, such as Generative AI. F5 also offers employees leadership coaching, global mentoring and sponsorship programs, and multiple third-party on-demand resources to enhance internal learning opportunities.

Diversity and Inclusion

F5 is steadfast in its commitment to create a diverse and inclusive workplace. We believe our differences—when embraced with humility and respect—drive smarter decisions, increased innovation, stronger performance, and a culture where everyone can be themselves and reach their full potential.

Our strategic framework for this important work is called "IDEA": Inclusion, Diversity, Equity and Allyship. Each concept in IDEA requires focus and engagement at all levels of the organization and to be embedded into our ways of working. (For more information, please see our most recent Diversity & Inclusion report at F5.com/company/diversity-inclusion).

To increase inclusion at F5, we foster communities through our seven Employee Inclusion Groups ("EIGs") – F5 Ability, F5 Appreciates Blackness, F5 Connects Women, F5 Latinx e Hispanos Unidos, F5 Military Veterans, F5 Pride, and our newest EIG representing Asian and Pacific Islanders. Since our first EIG was established in 2013, these global communities, where everyone is welcome, have grown significantly. In fiscal year 2024, our EIGs represent over 2,000 employees.

F5 offers differentiated development programs to help address the barriers for underrepresented groups in the company. In fiscal year 2024, F5's commitment to increase representation at F5 for Women, Black, and Latinx employees across management and leadership positions, and the company overall, was a focus of both our mentor and sponsorship programs.

Allyship is critical to the sustainability of our diversity and inclusion program at F5. The F5ers engaging with this program are on a continuous learning journey to build a culture where everyone feels they belong and can reach their full potential. Each month, content is made available to the allyship community to deepen their understanding of experiences different from their own and gain new skills to speak up and speak out as active participants in creating a more diverse and inclusive F5.

Compensation, Benefits and Wellbeing

F5 aims to attract, reward, and retain extraordinary talent from diverse backgrounds by offering a total compensation package that is equitable, flexible, and market competitive.

This includes the pay, incentive plans, restricted stock unit grants ("RSUs"), Employee Stock Purchase Plan, retirement plans, healthcare, paid time off and family leave F5 provides to employees, as well as the programs that support the diverse needs of our employees' overall health and wellbeing. In fiscal year 2024, F5 also renewed our popular Wellness Weekends to provide one weekend a quarter when all employees have a set Friday through Monday off to reset and refresh.

Environmental, Social & Governance

F5's Environmental, Social and Governance ("ESG") programs are guided by our fundamental principle to "do the right thing" for each other, our customers, our shareholders, and our communities.

Environmental. In fiscal year 2024, F5 took a step forward in our environmental commitments by successfully obtaining the Science Based Target Initiative's verification for our 2030 target to reduce both absolute Scope 1 and 2 emissions by 50% and absolute Scope 3 emissions by 43% from the 2021 baseline. We plan to meet this target by optimizing our energy use, sourcing more renewable energy, and enhancing the sustainability of our products and supply chain processes.

As evidence of our progress towards our science-based target, F5's most recent annual ESG report in April 2024 disclosed a 31% reduction in our total emissions during fiscal year 2023. This achievement was driven by a 40% reduction in Scope 1 and 2 emissions and a 30% reduction in Scope 3 emissions. To ensure the integrity of our emissions reporting, F5 also secured third-party verification for our Scope 1 and 2 emissions data from fiscal year 2023. The auditor's verification letter is available on page 20 of F5's 2023 ESG report at f5.com under the ''Company — Investor Relations — ESG'' section.

Social. In addition to the employee programs and benefits outlined in the Human Capital Management section above, we continue to prioritize F5 Global Good, the community development initiative that amplifies our employee engagement and diversity and inclusion programs. We are proud that employees direct the entirety of Global Good's donations, through both the Company matching program and grant selection committees. In fiscal year 2024, two-thirds of all employees worldwide participated in Global Good programs, volunteering over 15,000 hours and directing the entirety of F5's donations, through both the Company matching program and grant selection committees. F5 and our employees donated over $3.9 million to more than 3,200 non-profits worldwide in fiscal year 2024.

Governance. Our guiding principle to "do the right thing" is set forth in F5's Code of Business Conduct and Ethics, with oversight led by our Board of Directors.

In fiscal year 2024, F5 added a Risk Committee to assist its Board of Directors' oversight of the Company's strategic, legal & regulatory, talent management, technology & cybersecurity, environmental (including climate), and other operational risks. The Risk Committee's responsibilities include monitoring, reviewing, and providing guidance regarding applicable risk policies and processes, as well as providing feedback on related risk analysis and reporting. In conjunction, the Risk Committee reviews and assesses F5's cybersecurity risk exposure and evaluates the adequacy and effectiveness of related risk management processes and policies, including data privacy and security, business continuity, and operational risks.

Executive Officers of the Registrant

The following table sets forth certain information with respect to our executive officers as of November 18, 2024:

Name	Age	Position
François Locoh-Donou	53	President, Chief Executive Officer and Director
Tom Fountain	48	Executive Vice President and Chief Operating Officer
Frank Pelzer	54	Executive Vice President and Chief Financial Officer
Scot Rogers	57	Executive Vice President and General Counsel
Chad Whalen	53	Executive Vice President and Chief Revenue Officer
Lyra Schramm	50	Executive Vice President and Chief People Officer
Kunal Anand	41	Executive Vice President and Chief Innovation Officer

François Locoh-Donou has served as our President, Chief Executive Officer and member of our Board of Directors since April 2017. Prior to joining F5, Mr. Locoh-Donou served as Senior Vice President and Chief Operating Officer of Ciena Corporation. During his more than 15 years at Ciena, Mr. Locoh-Donou served in several leadership positions. From August 2011 to October 2015, he served as Ciena's Senior Vice President, Global Products Group. Previously, he served as Ciena's Vice President and General Manager, Europe, Middle East and Africa from June 2005 to August 2011. He holds an M.B.A. from Stanford University, a 'Mastere' in Optical Telecommunications from the National Institute of Telecommunications of Paris, and a 'Diplome d'Ingenieur' in Physics Engineering from the National Institute of Physics in Marseille, France. Mr. Locoh-Donou serves on the board of Capital One Financial Corporation. He is also the co-founder of Cajou Espoir, a cashew-processing facility that employs several hundred people in rural Togo, 80 percent of whom are women. Cajou Espoir exports more than 400 tons of cashew kernels annually to the U.S. and Europe.

Tom Fountain has served as our Executive Vice President and Chief Operating Officer since September 2024. From June 2020 through August 2024, he previously served as Executive Vice President of Global Services and Chief Strategy Officer. Mr. Fountain joined F5 in January 2018 as Executive Vice President and Chief Strategy Officer. Mr. Fountain is responsible for overseeing F5's global services organization, including global support, consulting, and services teams. He is also responsible for leading F5's digital transformation to accelerate critical solution delivery to customers and for driving execution, productivity and efficiency company wide. From November 2012 to January 2018, Mr. Fountain served as Senior Vice President for Strategy and Corporate Development at McAfee LLC, Vice President of Strategy and Operations at Intel Corporation, and Senior Vice President for Strategy and Corporate Development at McAfee Incorporated. Previously, Mr. Fountain served as Vice President and General Manager of the Content and Media Business Unit at Juniper Networks from December 2011 to November 2012 and Vice President of Corporate Strategy at Juniper Networks from February 2009 to December 2011. Earlier in his career, Mr. Fountain was a venture capitalist at Mayfield Fund from June 2003 to February 2009 and co-founder and engineering leader at Ingrian Networks from December 1999 to June 2004. He holds an M.B.A., an M.S. in Computer Science, an M.S. in Electrical Engineering, and a B.S. in Computer Systems Engineering, each from Stanford University.

Frank Pelzer has served as our Executive Vice President and Chief Financial Officer since May 2018. He oversees F5's worldwide financial planning, analysis, accounting, reporting, and internal auditing procedures, as well as investor relations. Prior to joining F5, Mr. Pelzer served as President and Chief Operating Officer of the Cloud Business Group at SAP, responsible for the execution of strategy and operations of the company's SaaS portfolio including Concur, Ariba, Fieldglass, SuccessFactors, and Hybris. Prior to that, he served as Chief Financial Officer of Concur Technologies, before it was acquired by SAP in 2014. Mr. Pelzer has also held senior leadership positions at Deutsche Bank and Credit Suisse Group. Mr. Pelzer serves on the board of directors Freshworks Inc. He holds a B.A. from Dartmouth College and an M.B.A. from the Tuck School of Business at Dartmouth College.

Scot Rogers has served as our Executive Vice President and General Counsel since January 2014. Mr. Rogers has held a variety of positions in F5's legal department since 2005, including most recently as Senior Vice President and Associate General Counsel immediately prior to his promotion to Executive Vice President. From 2002 through 2005, Mr. Rogers was the General Counsel for Xpediate Consulting, a healthcare technology and consulting company located in the San Francisco Bay Area. Prior to becoming a corporate counsel, he spent eight years in private practice as a commercial litigator. He is a graduate of the University of Texas and holds a J.D. from the Dedman School of Law of Southern Methodist University.

Chad Whalen has served as our Executive Vice President and Chief Revenue Officer since September 2024. He is responsible for F5's global sales go-to-market strategy and brings over 20 years of experience leading global teams across Europe, Asia, and North and South America in network infrastructure, security, and SaaS. From July 2018 to August 2024, he was Executive Vice President of Worldwide Sales. Mr. Whalen joined F5 in 2017 to lead the Cloud Sales team. Prior to joining F5, he ran strategic alliances at Fortinet, worldwide sales and services at Jasper, Americas sales and field operations at Ciena and global sales and marketing at World Wide Packets. He holds a B.A. in Business Administration and Management from Eastern Washington University.

Lyra Schramm joined F5 as our Executive Vice President and Chief People Officer in April 2024. She is responsible for driving people initiatives that support F5's purpose to help bring a better digital world to life and position the company for continued growth. Prior to joining F5, Ms. Schramm spent nine years at Google in various leadership roles including Vice President, Strategy & Innovation where she spearheaded Google's first enterprise-wide people strategy supporting the transformation to an AI-first company. In addition she led human resources for the Global Advisory Functions, was the Chief of Staff to the Chief Human Resource Officer and led the people strategy for a new business line, Google Technical Services. Previously, Schramm played a pivotal HR leadership role at the Bill & Melinda Gates Foundation where she was instrumental in the Foundation's global expansion. Her early career with Amazon set the stage for AWS's growth, where she developed key recruitment strategies that significantly increased headcount and revenue. Schramm holds a BA in Marketing from Washington State University.

Kunal Anand has served as our Executive Vice President and Chief Innovation Officer since September 2024. He joined F5 in April 2024 as Chief Technology Officer. He is responsible for driving the company's technology and AI vision and innovation, with a focus on incorporating rapid AI adoption across F5's product solutions. Prior to F5, Mr. Anand held the dual role of Chief Technology Officer and Chief Information Security Officer at Imperva. His journey to Imperva began in 2018 with the acquisition of Prevoty, an application security startup he co-founded in 2013. Before joining Prevoty, he was the Director of Technology at BBC Worldwide. Mr. Anand has a deep history of innovation and technical expertise, and has held roles leading security, data, technology, and engineering teams at Gravity, MySpace, and the NASA Jet Propulsion Lab. He holds a Bachelor of Science degree from Babson College.

Item 1A.   *Risk Factors*

In addition to the other information in this report, the following risk factors should be carefully considered in evaluating our company and operations.

Risk Factor Summary

Operational and Execution Risks

- Security vulnerabilities or control failures in our IT infrastructure or multicloud application security and delivery solutions and services as well as unforeseen product errors could have a material adverse impact on our business results of operations, financial condition and reputation;

- We are dependent on various information technology systems, and failures of or interruptions to those systems could harm our business;

- Our success depends on our key personnel and our ability to hire, retain and motivate qualified executives, sales and marketing, operations, product development and professional services personnel;

- Cloud-based and SaaS computing trends present competitive and execution risks;

- Our success depends upon our ability to effectively plan and manage our resources and restructure our business;

- Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies of our products or if a single source of hardware assembly is lost or impaired;

- Our business could suffer if there are any interruptions or delays in the supply of hardware components from our third-party sources;

- It is difficult to predict our future operating results because we have an unpredictable sales cycle;

- We may not be able to sustain or develop new distribution relationships, and a reduction or delay in sales to significant distribution partners could hurt our business;

- Reliance on fulfillment at the end of the quarter could cause our revenue for the applicable period to fall below expected levels;

- Our operating results are exposed to risks associated with international commerce;

- The average selling price of our products may decrease and our costs may increase, which may negatively impact revenues and profits; and

- Acquisitions present many risks and we may not realize the financial and strategic goals that are contemplated at the time of the transaction.

Strategic and Industry Risks

- Our success depends on our timely development of new software and systems products and features, market acceptance of new software and systems product offerings and proper management of the timing of the life cycle of our software and systems products;

- Our success depends on sales and continued innovation of our application security and delivery product lines;

- Issues related to the development and use of artificial intelligence ("AI") could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm of our business;

- Our business could be adversely impacted by conditions affecting the markets in which we compete;

- Industry consolidation may result in increased competition;

- We may not be able to compete effectively in the application security and delivery market; and

- Misuse of our products could harm our reputation.

Legal and Regulatory Risks

- Our failure to adequately protect personal information could have a material adverse effect on our business;

- A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks;

- We face litigation risks;

- We may not be able to adequately protect our intellectual property, and our products may infringe on the intellectual property rights of third parties;

- We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets; and

- Changes in governmental regulations could negatively affect our revenues.

Financial Risks

- We may have exposure to greater than anticipated tax liabilities;

- We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations;

- Changes in financial accounting standards may cause adverse unexpected revenue fluctuations and affect our reported results of operations; and

- If we are unable to maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

Risks Related to our Common Stock

- Our quarterly and annual operating results may fluctuate in future periods, which may cause our stock price to fluctuate;

- Anti-takeover provisions could make it more difficult for a third party to acquire us;

- Our stock price could be volatile, particularly during times of economic uncertainty and volatility in domestic and international stock markets; and

- If securities or industry analysts publish inaccurate or unfavorable research about our business, or discontinue publishing research about our business, the price and trading volume of our securities could decline.

General Risks

- Continued macroeconomic downturns or uncertainties may harm our industry, business, and results of operations;

- We face risks associated with having operations and employees located in Israel;

- Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism; and

- Climate change may have an impact on our business.

Operational and Execution Risks

Security vulnerabilities or control failures in our IT infrastructure or multicloud application security and delivery products and services as well as unforeseen product errors could have a material adverse impact on our business results of operations, financial condition and reputation

In the ordinary course of business, we store sensitive data, including intellectual property, personal data, our proprietary business information and that of our customers, suppliers and business partners on our networks. In addition, we store sensitive data through cloud-based services that may be hosted by third parties and in data center infrastructure maintained by third parties. The secure maintenance of this information is critical to our operations and business strategy. Our IT infrastructure and those of our partners and customers are subject to the increasing threat of intrusions by a wide range of bad actors and malicious parties, including computer programmers, hackers or sophisticated nation-state and nation-state supported actors, or they may be compromised due to employee error or wrongful conduct, malfeasance, or other disruptions. Despite our security measures, and those of our third-party vendors, our IT infrastructure has experienced breaches or disruptions and may be vulnerable in the future to breach, attacks or disruptions. If any breach or attack compromises our IT infrastructure, creates system disruptions or slowdowns or exploits security vulnerabilities therein, the information stored on our networks or those of our customers could be accessed and modified, publicly disclosed, or lost or stolen, and we may be subject to liability to our customers, individuals, suppliers, business partners and others, and may suffer reputational and financial harm.

Our multicloud application security and delivery products and services are used by our customers to manage their critical applications and data. Bad actors and other malicious parties, have in the past and may attempt in the future to exploit security vulnerabilities and control weaknesses in our internal IT infrastructure or cloud environments that support our SaaS-based and managed solutions and services as well as our products that may be deployed in a customer environment. Despite our efforts to harden our IT infrastructure, our security and delivery products and services against these risks, those efforts may not be successful, and from time to time, those systems and products could be compromised. Threat actors can seek to exploit, among other things, known or unknown vulnerabilities and control weaknesses in technology included in our IT infrastructure, security and delivery products and services, and failure to quickly identify, patch or mitigate security vulnerabilities or strengthen security controls could render our IT infrastructure, security and delivery products and services susceptible to a cyber-attack which may subject the Company to liability to our customers, suppliers, business partners and others, as well as reputational and financial harm. Moreover, inadequate or incomplete security monitoring, logging, asset management, or internal reporting and escalation, or gaps in coverage of security tools in our environment, could impact our ability to detect and respond to threats early and efficiently, giving threat actors an opportunity to gain access to our environment undetected. Finally, we rely on a number of third parties who connect to our network or with whom we share data, to support our business and operations, and to the extent that these third parties have weaknesses or deficiencies in their security program or vulnerabilities, they present business, operational, reputational, financial and legal risk. If any one or more of these vendor's security is compromised, it could have similar consequences as if we experienced a security event ourselves.

Our products may also contain undetected errors, defects, or vulnerabilities when first introduced or as new versions are released. We have experienced these issues in the past in connection with new products and product upgrades. As our products and customer IT infrastructures become increasingly complex, customers may also experience unforeseen errors in implementing our products into their IT environments. We expect that these errors, defects, or vulnerabilities will be found from time to time in new or enhanced products after commencement of commercial shipments. Any of these may temporarily or permanently disable our end-customers' networks, information technology infrastructure or other systems, or expose our end-customers' networks to attacks or compromise from security threats. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts, cause significant customer relations problems, and impact demand for our products and services. We may also be subject to liability claims for damages. We carry insurance policies covering these types of liabilities, but these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may harm our business and results of operations.

Our products must successfully operate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of software or hardware problems, whether caused by our products or another vendor's products, may result in the delay or loss of market acceptance of our products. The occurrence of any of these problems may harm our business and results of operations.

Any errors, defects or vulnerabilities in our products or IT infrastructure could result in:

- expenditures of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors and defects or to address and eliminate vulnerabilities;

- remediation costs, such as liability for stolen assets or information, repairs or system damage;

- increased cybersecurity protection costs which may include systems and technology changes, training, and engagement of third party experts and consultants;

- increased insurance premiums;

- loss of existing or potential customers or channel partners;

- loss of proprietary information leading to lost competitive positioning and lost revenues;

- inaccessibility to certain data or systems necessary to operate the business;

- negative publicity and damage to our reputation;

- delayed or lost revenue;

- delay or failure to attain market acceptance or decrease in demand for our products and services;

- an increase in warranty claims compared with our historical experience, or an increased cost of servicing warranty claims, either of which would adversely affect our gross margins; and

- litigation, regulatory inquiries, or investigations that may be costly and harm our reputation.

We are dependent on various information technology systems, and failures of or interruptions to those systems could harm our business

Many of our business processes depend upon our IT systems, the systems and processes of third parties, including cloud hosting service providers, and on interfaces with the systems of third parties. For example, our order entry system provides information to the systems of our contract manufacturers, which enables them to build and ship our products. If those systems fail or are interrupted, or if our ability to connect to or interact with one or more networks is interrupted, our processes may function at a diminished level or not at all. This could harm our ability to ship products or our ability to deliver cloud-based services, which could harm our financial results.

In addition, reconfiguring our IT systems or other business processes in response to changing business needs may be time-consuming and costly. To the extent this impacted our ability to react timely to specific market or business opportunities, our financial results may be harmed.

Our success depends on our key personnel and our ability to hire, retain and motivate qualified executives, sales and marketing, operations, product development and professional services personnel

Our success depends, in large part, on our ability to attract, engage, retain, and integrate qualified executives and other key employees throughout all areas of our business. In order to attract and retain executives and other key employees in a competitive marketplace, we must provide a competitive compensation package, including cash- and equity-based compensation. If we do not obtain the stockholder approval needed to continue granting equity compensation in a competitive manner, our ability to attract, retain, and motivate executives and key employees could be weakened. Failure to successfully hire executives and key employees or the loss of any executives and key employees could have a significant impact on our operations. We have recently experienced changes in our senior leadership team and we expect to continue to see changes as we build the team that is needed to execute our strategy. Changes in our management team may be disruptive to our business, and any failure to successfully integrate key new hires or promoted employees could adversely affect our business and results of operations. The complexity of our products and their integration into existing networks and ongoing support, as well as the sophistication of our sales and marketing effort, requires us to retain highly trained developers, professional services, customer support and sales personnel. Competition for qualified developers, professional services, customer support and sales personnel in our industry is intense, especially in Silicon Valley and Seattle where we have substantial operations and a need for highly skilled personnel, because of the limited number of people available with the necessary technical skills and understanding of our products. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, that they have violated non-compete obligations to their prior employers, or that their former employers own their inventions or other work product. Our ability to hire and retain these personnel may be adversely affected by volatility or reductions in the price of our common stock or our ability to get approval from shareholders to offer additional common stock to our employees, since these employees are generally granted restricted stock units. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future or delays in hiring qualified personnel may harm our business and results of operations. In addition, restructuring plans to better align strategic and financial objectives, optimize operations, and drive efficiencies for long-term growth and profitability, may include a reduction in force of the Company's workforce. These restructuring activities could lead to increased attrition amongst those employees who were not directly affected by the reduction in force program.

Cloud-based and SaaS computing trends present competitive and execution risks

Customers are transitioning to a hybrid computing environment utilizing various cloud-based software and services accessed via various smart client devices. Pricing and delivery models are evolving and our competitors are developing and deploying cloud-based services for customers. In addition, new cloud infrastructures are enabling the emergence of new competitors including large cloud providers who offer their own application security and delivery functionality as well as smaller companies targeting the growing numbers of "born in the cloud" applications. We devote significant resources to develop and deploy our cloud-based and SaaS software and services strategies. While we believe our expertise and investments in software and infrastructure for cloud-based services provides us with a strong foundation to compete, it is uncertain whether our strategies will continue to attract the customers or generate the revenue required to be successful. In addition to software development costs, we are incurring costs to build and maintain infrastructure to support cloud-computing and SaaS services to secure our customers' data. These costs may reduce the gross and operating margins we have previously achieved. Whether we are successful in this new business model depends on our execution in a number of areas, including:

- continuing to innovate and bring to market compelling cloud-based and SaaS services through consumption models that generate increasing traffic and market share;

- maintaining the utility, compatibility and performance of our software on the growing array of cloud and SaaS computing platforms and the enhanced interoperability requirements associated with orchestration of cloud computing environments; and

- implementing the infrastructure and the securitization of our customers' data to deliver our own cloud-based and SaaS services.

These new business models may reduce our revenues or gross and operating margins and could have a material adverse effect on our business, results of operations and financial condition.

Our success depends upon our ability to effectively plan and manage our resources and restructure our business

Our ability to successfully offer our products and services in a rapidly evolving market requires an effective planning, forecasting, and management process to enable us to effectively scale and adjust our business and business models in response to fluctuating market opportunities and conditions. From time to time, we have increased investment in our business by increasing headcount, acquiring companies, and increasing our investment in research and development, sales and marketing, and other parts of our business. Conversely, in the last few years, we have initiated restructuring plans to better align strategic and financial objectives, optimize operations, and drive efficiencies for long-term growth and profitability, which resulted in restructuring charges. Our ability to achieve the anticipated cost savings and other benefits from these initiatives is subject to many estimates and assumptions, which are subject to uncertainties. If our estimates and assumptions are incorrect, if we are unsuccessful at implementing changes, or if other unforeseen events occur, our business and results of operations could be adversely affected.

Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies of our products or if a single source of hardware assembly is lost or impaired

We outsource the manufacturing of our hardware platforms to third party contract manufacturers who assemble these hardware platforms to our specifications. We have experienced minor delays in shipments from contract manufacturers in the past. However, if we experience major delays in the future or other problems, such as inferior quality and insufficient quantity of product, any one or a combination of these factors may harm our business and results of operations. The inability of our contract manufacturers to provide us with adequate supplies of our products or the loss of one or more of our contract manufacturers may cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and may harm our business and results of operations. In particular, we currently subcontract manufacturing of our products to a single contract manufacturer. If our arrangement with this single source of hardware assembly was terminated or otherwise impaired, and we were not able to engage another contract manufacturer in a timely manner, our business, financial condition and results of operation could be adversely affected.

If the demand for our products grows, we will need to increase our raw material and component purchases, contract manufacturing capacity and internal test and quality control functions. Any disruptions in product flow may limit our revenue, may harm our competitive position and may result in additional costs or cancellation of orders by our customers.

Our business could suffer if there are any interruptions or delays in the supply of hardware components from our third-party sources

We currently purchase several hardware components used in the assembly of our products from a number of single or limited sources. Lead times for these components vary significantly. The unavailability of suitable components, any interruption or delay in the supply of any of these hardware components or the inability to procure a similar component from alternate sources at acceptable prices within a reasonable time, may delay the assembly of our products and our ability to fulfill sales and, hence, our revenues, and may harm our business and results of operations.

It is difficult to predict our future operating results because we have an unpredictable sales cycle

Our products have a lengthy sales cycle and the timing of our revenue is difficult to predict. Historically, our sales cycle has tended to lengthen as our products become increasingly complex. Also, as our distribution strategy is focused on a channel model, utilizing value-added resellers, distributors and systems integrators, the level of variability in the length of sales cycle across transactions has increased and made it more difficult to predict the timing of many of our sales transactions. Sales of our products require us to educate potential customers in their use and benefits. Sales of our products are subject to delays from the lengthy internal budgeting, approval and competitive evaluation processes that large enterprises and governmental entities may require. For example, customers frequently begin by evaluating our products on a limited basis and devote time and resources to testing our products before they decide whether or not to purchase. Customers may also defer orders as a result of anticipated releases of new products or enhancements by our competitors or us. As a result, our products have an unpredictable sales cycle that contributes to the uncertainty of our future operating results.

We may not be able to sustain or develop new distribution relationships, and a reduction or delay in sales to significant distribution partners could hurt our business

We sell our products and services through multiple distribution channels in the United States and internationally, including leading industry distributors, value-added resellers, systems integrators, service providers and other indirect channel partners. We have a limited number of agreements with companies in these channels, and we may not be able to increase our number of distribution relationships or maintain our existing relationships. Recruiting and retaining qualified channel partners and training them in our technologies requires significant time and resources. These channel partners may also market, sell and support products and services that are competitive with ours and may devote more resources to the marketing, sales and support of such competitive products. Our indirect sales channel structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or services to customers or violate laws or our corporate policies. If we are unable to establish or maintain our indirect sales channels, our business and results of operations will be harmed. In addition, two worldwide distributors of our products accounted for 32.2% of our total net revenue for fiscal year 2024. A substantial reduction or delay in sales of our products to these distribution partners, if not replaced by sales to other indirect channel partners and distributors, could harm our business, operating results and financial condition.

Reliance on fulfillment at the end of the quarter could cause our revenue for the applicable period to fall below expected levels

As a result of customer buying patterns and the efforts of our sales force and channel partners to meet or exceed their sales objectives, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. In addition, any significant interruption in our information technology systems, which manage critical functions such as order processing, revenue recognition, financial forecasts, inventory and supply chain management, and trade compliance reviews, could result in delayed order fulfillment and decreased revenue for that fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our third party contract manufacturers' inability to manufacture and ship products prior to fiscal quarter-end to fulfill purchase orders received near the end of the fiscal quarter, our failure to manage inventory to meet demand, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in shipments based on trade compliance requirements, our revenue for that quarter could fall below our expectations, resulting in a decline in the trading price of our common stock.

Our operating results are exposed to risks associated with international commerce

As our international sales increase, our operating results become more exposed to international operating risks. Additionally, our international sales and operations are subject to a number of risks, including the following:

• greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

• the uncertainty of protection for intellectual property rights in some countries;

- greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

- risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

- greater risk of a failure of foreign employees, partners, distributors, and resellers to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, and any trade regulations ensuring fair trade practices;

- heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

- increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

- greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

- management communication and integration problems resulting from cultural and geographic dispersion;

- fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

- economic uncertainty around the world, including continued economic uncertainty as a result of sovereign debt issues in Europe; and

- general economic and political conditions in these foreign markets.

In addition, the impact of Brexit on EU-UK political, trade, economic and diplomatic relations continues to be uncertain and such impact may not be fully realized for several years or more. Continued uncertainty and friction may result in regulatory, operational, and cost challenges to our UK and global operations.

We must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. We also enter into strategic distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms other than our standard terms in customer contracts. We intend to continue expanding into international markets.

These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, operating results, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

The average selling price of our products may decrease and our costs may increase, which may negatively impact revenues and profits

It is possible that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, including responses to inflationary pressures, new product introductions by us or our competitors, or other factors. Therefore, in order to maintain our profits, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Our failure to do so could cause our revenue and profits to decline, which would harm our business and results of operations. In addition, we may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices.

Acquisitions present many risks and we may not realize the financial and strategic goals that are contemplated at the time of the transaction

With respect to our past acquisitions, as well as any other future acquisitions we may undertake, we may find that the acquired businesses, products or technologies do not further our business strategy as expected, that we paid more than what the assets are later worth or that economic conditions change, all of which may generate future impairment charges. Our acquisitions may be viewed negatively by customers, financial markets or investors. There may be difficulty integrating the operations and personnel of the acquired business, and we may have difficulty retaining the key personnel of the acquired business. We may have difficulty in integrating the acquired technologies or products with our existing product lines. Our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations. We may have difficulty maintaining uniform standards, controls, procedures and policies across locations. We may experience significant problems or liabilities associated with product quality, technology and other matters.

Our inability to successfully operate and integrate newly-acquired businesses appropriately, effectively and in a timely manner, or to retain key personnel of any acquired business, could have a material adverse effect on our ability to take advantage of further growth in demand for application security and delivery solutions and other advances in technology, as well as on our revenues, gross margins and expenses.

Strategic and Industry Risks

Our success depends on our timely development of new software and systems products and features, market acceptance of new software and systems product offerings and proper management of the timing of the life cycle of our software and systems products

The markets for our products and services are characterized by:

- rapid technological change;

- evolving industry standards;

- consolidation of network and application functions into existing network infrastructure products;

- requirements that our products interoperate with technologies from other vendors to enable ease of management;

- fluctuations in customer demand;

- changes in customer requirements; and

- frequent new product and service introductions and enhancements.

Our continued success depends on our ability to identify and develop new software and systems products and new features for our existing software and systems products, to meet the demands of these changes, and the acceptance of those products and features by our existing and target customers. In addition, our software and systems products must interoperate with our end customers' IT infrastructure, including the expanding use of the cloud and hybrid cloud environments, which often have different specifications, deploy products from multiple vendors, and utilize multiple protocol standards. Our customers' IT infrastructure is becoming more complex and we may be reliant on orchestration and interoperability with third party vendors on whom we are reliant for testing and support of new software and systems product versions and configurations. If we are unable to identify, develop and deploy new software and systems products and new product features on a timely basis, our business and results of operations may be harmed.

The current development cycle for our software and systems products varies and has become increasingly complex due to the sophistication and the addressing of our customers' needs. The development timetable to commercial release and availability to our customers is uncertain, and the introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing our existing products in anticipation of the new products. This could harm our operating results by decreasing sales of our software and systems products, or increasing our inventory levels of older systems products and exposing us to greater risk of product obsolescence. We have also experienced, and may in the future experience, delays in developing and releasing new software and systems products and related product enhancements. This has led to, and may in the future lead to, delayed sales, increased expenses and lower quarterly revenue than anticipated. Also, in the development of our systems products, we have experienced delays in the prototyping, which in turn has led to delays in product introductions. In addition, complexity and difficulties in managing product transitions at the end-of-life stage of a product can create excess inventory of components associated with the outgoing product that can lead to increased expenses. Any or all of the above problems could materially harm our business and results of operations.

Our success depends on sales and continued innovation of our application security and delivery product lines

We expect to derive a significant portion of our net revenues from the sale of our cloud, software and hardware application security and delivery product lines in the future. Implementation of our strategy depends upon these products being able to solve critical network availability, performance and security problems for our customers. If our products are unable to solve these problems for our customers or if we are unable to sustain the high levels of innovation in product feature sets needed to maintain leadership in what will continue to be a competitive market environment, our business and results of operations will be harmed.

We operate in an industry of evolving standards and rapid technological advancements. If our competitors are able to develop and implement compelling technological innovations or features into their product offerings or services more rapidly or successfully than we do in the future, our ability to compete effectively may be impacted which could negatively impact our business and results of operations.

Issues related to the development and use of artificial intelligence ("AI") could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business

We currently incorporate AI technology in certain of our products and services and in our business operations. Our research and development of such technology remains ongoing. AI presents risks, challenges, and potential unintended consequences that could affect our and our customers' adoption and use of this technology. AI solutions may use algorithms, datasets, or training methodologies that are incomplete, reflect biases, or contain other flaws or deficiencies. Additionally, AI technologies are complex and rapidly evolving, and we face significant competition in the market and from other companies regarding such technologies. While we aim to develop and use AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. The AI-related legal and regulatory landscape remains uncertain and may be inconsistent from jurisdiction to jurisdiction. Our obligations to comply with the evolving legal and regulatory landscape could entail significant costs or limit our ability to incorporate certain AI capabilities into our offerings. AI-related issues, deficiencies and/or failures could (i) give rise to legal and/or regulatory action, including with respect to proposed legislation regulating AI in jurisdictions such as the European Union and others, and as a result of new applications of existing data protection, privacy, intellectual property, and other laws; (ii) damage our reputation; or (iii) otherwise materially harm our business.

Our business could be adversely impacted by conditions affecting the markets in which we compete

A substantial portion of our business depends on the demand for information technology by large enterprise customers and service providers. We are dependent upon the overall economic health of our current and prospective customers. International, national, regional and local economic conditions, such as recessionary economic cycles, protracted economic slowdown or further deterioration of the economy could adversely impact demand for our products. Demand for our products and services depends substantially upon the general demand for application security and delivery solutions, which fluctuates based on numerous factors, including capital spending levels and growth of our current and prospective customers, as well as general economic conditions. Moreover, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Future economic projections for the information technology sector are uncertain as companies continue to reassess their spending for technology projects and embrace a range of consumption models from physical systems to software, SaaS-based and managed services solutions. As a result, spending priorities for our current and future customers may vary and demand for our products and services may be impacted. In addition, customer buying patterns are changing over time and more customers seek to rent software on a subscription basis and to reduce their total cost of ownership. These evolving business models could lead to changes in demand and licensing strategies, which could have a material adverse effect on our business, results of operations and financial condition.

Industry consolidation may result in increased competition

Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships to offer a more comprehensive solution than they had previously offered. We have also entered into large, strategic partnerships to enhance our competitive position in the marketplace. As technology companies attempt to strengthen or maintain their market positions in the evolving application delivery, mobility, cloud networking and cloud platform markets, these companies continue to seek to deliver comprehensive solutions to end users and combine enterprise-level hardware and software solutions that may compete with our solutions and which could negatively impact our partnerships. These consolidators or potential consolidators may have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary products and services. The companies resulting from these possible combinations may create more compelling product and service offerings and be able to offer greater pricing flexibility or sales and marketing support for such offerings than we can. These heightened competitive pressures could result in a loss of customers or a reduction in our revenues or revenue growth rates, all of which could adversely affect our business, results of operations and financial condition.

We may not be able to compete effectively in the application security and delivery market

The markets we serve are rapidly evolving and highly competitive, and we expect competition to persist and intensify in the future. As we expand our reach and role into a broader set of multicloud solutions, the companies that we consider competitors evolves as well. In addition to server load balancing, traffic management, and other functions normally associated with application delivery, our suite of solutions has expanded our addressable market into security, and policy management, where we compete with a number of companies focused on niche areas of application security.

We expect to continue to face additional competition as new participants enter our markets. As we continue to expand globally, we may see new competitors in different geographic regions. In addition, larger companies with significant resources, brand recognition, and sales channels may form alliances with or acquire competing application services solutions from other companies and emerge as significant competitors. Potential competitors may bundle their products or incorporate an Internet traffic management or security component into existing products in a manner that discourages users from purchasing our products. Any of these circumstances may limit our opportunities for growth and negatively impact our financial performance.

Misuse of our products could harm our reputation

Our products may be misused by end-customers or third parties that obtain access to our products. For example, our products could be used to censor private access to certain information on the Internet. Such use of our products for censorship could result in negative publicity and damage to our reputation. In addition, as many of our products are subject to export control regulations, diversion of our products to restricted third parties by others could result in investigations, penalties, fines, trade restrictions and negative publicity that could damage our reputation and materially impact our business, operating results, and financial condition.

Legal and Regulatory Risks

Our failure to adequately protect personal information could have a material adverse effect on our business

A wide variety of local, state, national, and international laws, directives and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These data protection and privacy-related laws and regulations continue to evolve and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance. Certain safe-harbor exemptions upon which the Company relies for data transfers have been challenged and may no longer be available to us in the future. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end-customers and prospective end-customers), any of which could have a material adverse effect on our operations, financial performance, and business. Changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. The evolving data protection regulatory environment may require significant management attention and financial resources to analyze and modify our IT infrastructure to meet these changing requirements all of which could reduce our operating margins and impact our operating results and financial condition.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks

Sales to U.S. and foreign, federal, state, and local governmental agency end-customers account for a significant portion of our revenues and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the federal government sector until we have attained the revised certification. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products and services, a reduction of revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our operating results in a material way. Finally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other relatively high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government, affecting our ability to sell these products to the U.S. government.

We face litigation risks

We are a party to lawsuits in the normal course of our business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits has been, and will likely continue to be, expensive and time-consuming for us. An unfavorable resolution of these lawsuits could adversely affect our business, results of operations or financial condition.

We may not be able to adequately protect our intellectual property, and our products may infringe on the intellectual property rights of third parties

We rely on a combination of patent, copyright, trademark and trade secret laws, and restrictions on disclosure of confidential and proprietary information to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In the ordinary course of our business, we are involved in disputes and licensing discussions with others regarding their claimed proprietary rights and cannot provide assurance that we will always successfully defend ourselves against such claims and such matters are subject to many uncertainties and outcomes are not predictable with assurance. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. Also, as we have gained greater visibility, market exposure and competitive success, we face a higher risk of being the subject of intellectual property infringement claims. If we are found to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products so that they no longer infringe upon such proprietary rights. Any license could be very expensive to obtain or may not be available at all or may require us to make royalty payments which could adversely affect gross margins in future periods. The actual liability in any such matters may be materially different from our estimate, if any, which could result in the need to adjust the liability and record additional expenses. Similarly, changing our products or processes to avoid infringing upon the rights of others may be costly or impractical. In addition, we have initiated, and may in the future initiate, claims or litigation against third parties for infringement of our proprietary rights, or to determine the scope and validity of our proprietary rights or those of our competitors. Any of these claims, whether claims that we are infringing the proprietary rights of others, or vice versa, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to cease using infringing technology, develop non-infringing technology or enter into royalty or licensing agreements. Further, our license agreements typically require us to indemnify our customers, distributors and resellers for infringement actions related to our technology, which could cause us to become involved in infringement claims made against our customers, distributors or resellers. Any of the above-described circumstances relating to intellectual property rights disputes could result in our business and results of operations being harmed.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. We could also be subject to similar conditions or restrictions should there be any changes in the licensing terms of the open source software incorporated into our products. In either event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or successful basis, any of which could adversely affect our business, operating results and financial condition.

Many of our products include intellectual property licensed from third parties. In the future, it may be necessary to renew licenses for third party intellectual property or obtain new licenses for other technology. These third party licenses may not be available to us on acceptable terms, if at all. The inability to obtain certain licenses, or litigation regarding the interpretation or enforcement of license rights and related intellectual property issues, could have a material adverse effect on our business, operating results and financial condition. Furthermore, we license some third party intellectual property on a non-exclusive basis and this may limit our ability to protect our intellectual property rights in our products.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets

Our products are subject to U.S. export controls and may be exported outside the U.S. only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

Changes in governmental regulations could negatively affect our revenues

Many of our products are subject to various regulations promulgated by the United States and various foreign governments including, but not limited to, environmental regulations and regulations implementing export license requirements and restrictions on the import or export of some technologies, especially encryption technology. Changes in governmental regulation and our inability or failure to obtain required approvals, permits or registrations could harm our international and domestic sales and adversely affect our revenues, business and operations.

The SEC requires us, as a public company that uses certain raw materials considered to be "conflict minerals" in our products, to report publicly on the extent to which "conflict minerals" are in our supply chain. As a provider of hardware end-products, we are several steps removed from the mining, smelting, or refining of any conflict minerals. Accordingly, our ability to determine with certainty the origin and chain of custody of these raw materials is limited. Our relationships with customers, suppliers, and investors could suffer if we are unable to describe our products as "conflict-free." We may also face increased costs in complying with conflict minerals disclosure requirements.

Financial Risks

We may have exposure to greater than anticipated tax liabilities

Our provision for income taxes is subject to volatility and could be affected by changes in our business operations, including acquisitions, new offerings, and changes in the jurisdictions in which we operate. The provision for income taxes may also be impacted by changes in stock-based compensation, changes in the research and development tax credit laws, earnings being lower than anticipated in jurisdictions where we have lower statutory rates and being higher than anticipated in jurisdictions where we have higher statutory rates, transfer pricing adjustments, not meeting the terms and conditions of tax holidays or incentives, changes in the valuation of our deferred tax assets and liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles or interpretations thereof, including changes to the tax laws applicable to corporate multinationals. In addition, we may be subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our results of operations and cash flows. The Company operates in countries that have enacted, or have committed to enact, a minimum tax in accordance with the Organisation for Economic Co-operation and Development's Pillar Two framework, which may increase our tax liability in future years.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations

Our sales contracts are denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our solutions to our end customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we become more exposed to currency fluctuations and are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments.

Changes in financial accounting standards may cause adverse unexpected revenue fluctuations and affect our reported results of operations

A change in accounting policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of existing pronouncements have occurred with frequency and may occur in the future. Changes to existing rules, or changes to the interpretations of existing rules, could lead to changes in our accounting practices, and such changes could adversely affect our reported financial results or the way we conduct our business.

If we are unable to maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected

As a public company, we are required to design and maintain proper and effective internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm. We have an ongoing program to review the design of our internal controls framework in keeping with changes in business needs, implement necessary changes to our controls design and test the system and process controls necessary to comply with these requirements. If in the future, our internal controls over financial reporting are determined to be not effective resulting in a material weakness, investor perceptions regarding the reliability of our financial statements may be adversely affected which could cause a decline in the market price of our stock and otherwise negatively affect our liquidity and financial condition.

Risks Related to our Common Stock

Our quarterly and annual operating results may fluctuate in future periods, which may cause our stock price to fluctuate

Our quarterly and annual operating results have varied significantly in the past and could vary significantly in the future, which makes it difficult for us to predict our future operating results. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing and recently volatile U.S. and global economic environment, which may cause our stock price to fluctuate. In particular, we anticipate that the size of customer orders may increase as we continue to focus on larger business accounts. A delay in the recognition of revenue, even from just one account, may have a significant negative impact on our results of operations for a given period. In the past, a majority of our sales have been realized near the end of a quarter. Accordingly, a delay in an anticipated sale past the end of a particular quarter may negatively impact our results of operations for that quarter, or in some cases, that fiscal year. Additionally, we have exposure to the credit risks of some of our customers. Although we have programs in place that are designed to monitor and mitigate the associated risk, there can be no assurance that such programs will be effective in reducing our credit risks adequately. We monitor individual payment capability in granting credit arrangements, seek to limit the total credit to amounts we believe our customers can pay and maintain reserves we believe are adequate to cover exposure for potential losses. If there is a deterioration of a major customer's creditworthiness or actual defaults are higher than expected, future losses, if incurred, could harm our business and have a material adverse effect on our operating results. Further, our operating results may be below the expectations of securities analysts and investors in future quarters or years. Our failure to meet these expectations will likely harm the market price of our common stock. Such a decline could occur, and has occurred in the past, even when we have met our publicly stated revenue and/or earnings guidance.

Anti-takeover provisions could make it more difficult for a third party to acquire us

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by our shareholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our bylaws, including a provision limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of our company, which could have an adverse effect on the market price of our common stock. Similarly, state anti-takeover laws in the State of Washington related to corporate takeovers may prevent or delay a change of control of our company.

Our stock price could be volatile, particularly during times of economic uncertainty and volatility in domestic and international stock markets

Our stock price has been volatile and has fluctuated significantly in the past. The trading price of our stock is likely to continue to be volatile and subject to fluctuations in the future. Some of the factors that could significantly affect the market price of our stock include:

• Actual or anticipated variations in operating and financial results;

• Analyst reports or recommendations;

• Rumors, announcements or press articles regarding our competitors' operations, management, organization, financial condition or financial statements; and

• Other events or factors, many of which are beyond our control.

The stock market in general and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to operating performance. The fluctuations may continue in the future and this could significantly impact the value of our stock and your investment.

If securities or industry analysts publish inaccurate or unfavorable research about our business, or discontinue publishing research about our business, the price and trading volume of our securities could decline

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our securities to decline.

General Risks

Macroeconomic downturns or uncertainties may harm our industry, business, and results of operations

We operate globally and as a result, our business, revenues, and profitability may be impacted by global macroeconomic conditions. Adverse macroeconomic conditions both in the U.S. and abroad, including, but not limited to, rising interest rates, inflationary pressures on goods and services, challenges in the financial and credit markets, labor shortages, supply chain disruptions, trade uncertainty, adverse changes in global taxation and tariffs, sanctions, outbreaks of pandemic diseases, political unrest and social strife, armed conflicts, or other impacts from the macroeconomic environment could adversely affect our business, financial condition, results of operations and cash flows through, among others, softer demand of our products and services as well as unfavorable increases to our operating costs, which could negatively impact our profitability.

We face risks associated with having operations and employees located in Israel

We have offices and employees located in Israel. As a result, political, economic, and military conditions in Israel and the surrounding region directly affect our operations. The future of peace efforts between Israel and its neighbors in the Middle East remains uncertain. There has been a significant increase in hostilities and political unrest in Israel and the surrounding region. The effects of these hostilities and violence on the Israeli economy and our operations in Israel are unclear, and we cannot predict the effect on us of further increases in these hostilities or future armed conflict, political instability or violence in the region. In addition, many of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occurs. If many of our employees in Israel are called for active duty for a significant period of time, our operations and our business could be disrupted and may not be able to function at full capacity. Current or future tensions and conflicts in the Middle East could adversely affect our business, operating results, financial condition and cash flows.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism

A significant natural disaster, such as an earthquake, a fire, a flood, or a significant power outage could have a material adverse impact on our business, operating results, and financial condition. We have an administrative and product development office and a third party contract manufacturer located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our supply chain, manufacturing vendors, or logistics providers' ability to provide materials and perform services such as manufacturing products or assisting with shipments on a timely basis. In the event our or our service providers' information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, for a particular quarter. In addition, cyber-attacks, acts of terrorism, or other geopolitical unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners, or end-customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners or end-customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and operating results would be adversely affected.

Climate change and associated regulation may have an impact on our business

Risks related to climate change are increasing in both impact and type of risk. We believe there will not be significant near-term impacts to our offices worldwide due to climate change, but long-term impacts remain unknown. However, there may be business operational risk due to the significant impacts climate change could pose to our employees' lives, our supply chain, or electrical power availability from climate-related weather events. Rapidly changing customer requirements to reduce carbon emissions also presents a risk of loss of business if we are not able to meet criteria.

In addition, we are subject to a range of new and anticipated climate-related and sustainability-focused laws and regulations, including the E.U.'s Corporate Sustainability Reporting Directive. To meet the compliance requirements of these new regulations, we may incur extra costs to implement more internal controls, processes, and procedures, in order to assist in the oversight responsibilities for our management and board of directors. Failure to comply with these regulations or requirements could result in investigations, sanctions, enforcement actions, fines, or litigation, potentially harming our business, operating results, or financial condition.

In addition to other risks listed in this "Risk Factors" section, factors that may affect our operating results include, but are not limited to:

- fluctuations in demand for our products and services due to changing market conditions, pricing conditions, technology evolution, seasonality, or other changes in the global economic environment;

- changes or fluctuations in sales and implementation cycles for our products and services;

- changes in the mix of our products and services, including increases in SaaS and other subscription-based offerings;

- changes in the growth rate of the application delivery market;

- reduced visibility into our customers' spending and implementation plans;

- reductions in customers' budgets for data center and other IT purchases or delays in these purchases;

- changes in end-user customer attach rates and renewal rates for our services;

- fluctuations in our gross margins, including the factors described herein, which may contribute to such fluctuations;

- our ability to control costs, including operating expenses, the costs of hardware and software components, and other manufacturing costs;

- our ability to develop, introduce and gain market acceptance of new products, technologies and services, and our success in new and evolving markets;

- any significant changes in the competitive environment, including the entry of new competitors or the substantial discounting of products or services;

- the timing and execution of product transitions or new product introductions, and related inventory costs;

- variations in sales channels, product costs, or mix of products sold;

- our ability to establish and manage our distribution channels, and the effectiveness of any changes we make to our distribution model;

- the ability of our contract manufacturers and suppliers to provide component parts, hardware platforms and other products in a timely manner;

- benefits anticipated from our investments in sales, marketing, product development, manufacturing or other activities;

- impacts on our overall tax rate caused by any reorganization in our corporate structure;

- changes in tax laws or regulations, or other accounting rules; and

- general economic conditions, both domestically and in our foreign markets.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 1C. *Cybersecurity*

Risk Management and Strategy

We recognize the importance of identifying, assessing, and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risks; and reputational risks. Our process for identifying and assessing material risks from cybersecurity threats operates in conjunction with our overall risk management systems and processes, covering all company risks.

Our cybersecurity risk management program is led by our Chief Information Security Officer ("CISO"), who manages our security team and is principally responsible for our cybersecurity risk assessment processes, our security controls, and our detection and response to cybersecurity incidents. Our program includes protocols for preventing, monitoring, detecting and responding to cybersecurity events and incidents, and cross-functional coordination and governance of business continuity and disaster recovery plans. Components of our program include:

- risk assessments designed to help identify cybersecurity threats to our products and related supportive infrastructure, critical IT systems, information, and our broader enterprise IT environment;

- monitoring, detection and collection and analysis of information regarding evolving, ongoing, and emerging threats and vulnerabilities, and corresponding actions to assess and remediate corresponding risks;

- regular testing and assessments to identify vulnerabilities;

- the periodic engagement of independent security firms and other third-party experts, where appropriate, to assess, test, and certify components of our cybersecurity program, and to otherwise assist with aspects of our cybersecurity processes and controls;

- annual cybersecurity awareness training for our employees;

- regular assessments of the design and operational effectiveness of the program's key processes and controls by our internal audit team as well as external consultants; and

- a risk management process for third-party service providers and vendors that includes due diligence in the selection process and periodic monitoring regarding adherence to applicable cybersecurity standards.

We also have a cybersecurity incident response plan to assess and manage cybersecurity incidents, which includes escalation procedures based on the nature and severity of the incident, including, where appropriate, escalation to the Risk Committee and the Board. We periodically perform tabletop exercises to test our incident response procedures, identify gaps and improvement opportunities, and assess team preparedness.

As part of our overall risk mitigation strategy, we maintain insurance coverage that is intended to address certain aspects of cybersecurity risks; however, such insurance may not be sufficient in type or amount to cover us against claims related to cybersecurity breaches, cyberattacks and other related breaches. We periodically review our cybersecurity insurance program.

As of the date of this report, we do not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations or financial condition. Despite our security measures, however, there can be no assurance that we, or third parties with whom we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information on our cybersecurity related risks, see Part I, Item 1A. "Risk Factors," including "Security vulnerabilities or control failures in our IT infrastructure or multicloud application security and delivery products and services as well as unforeseen product errors could have a material adverse impact on our business, results of operations, financial condition and reputation."

Governance

Our Board of Directors is actively involved in overseeing risks from cybersecurity threats and is assisted in that oversight by its Risk Committee. The Risk Committee reviews and assesses the Company's cybersecurity risk exposure and evaluates the adequacy and effectiveness of related risk management processes and policies.

As part of the oversight process, the Risk Committee has the following responsibilities, among others:

- reviews and advises on our cybersecurity and operational risk strategy, resiliency, crisis and incident management, and security-related information technology planning processes, and reviews strategy and implementation for investing in related systems, controls, and procedures with management;

- reviews our compliance with applicable global data protection and security laws and regulations, and the Company's adoption and implementation of systems, controls and procedures designed to comply with such laws and regulations;

- reviews plans for periodic assessments and related findings and remediation of our cybersecurity and operational risk and incident response and disaster recovery programs by outside professionals;

- reviews analyses of our cybersecurity and operational risks by management and third parties, as applicable; and

- evaluates our disclosure controls and procedures related to cybersecurity to ensure timely and accurate reporting of cybersecurity and operational risks and incidents, as appropriate.

The Risk Committee meets at least four times a year and regularly reports to the full Board, including regarding its review and assessment of cybersecurity risk oversight matters and related recommendations. The Board of Directors discusses our programs and policies related to cybersecurity and risk initiatives and considers them closely both from a risk management perspective and as part of F5's business strategy.

The Risk Committee receives periodic updates from our CISO, and other persons the Risk Committee deems appropriate, on a range of cybersecurity matters, including those referenced above as well as on the status of the Company's cybersecurity posture and risk mitigation efforts. If cyber-related issues arise between Risk Committee meetings that the CISO believes could have a material adverse impact on the Company, the CISO, or another appropriate risk management leader, will report to the Chair of the Risk Committee.

At the management level, our CISO leads our enterprise-wide cybersecurity program in partnership with other business leaders, including our General Counsel and Chief Operating Officer. These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above. In December 2023, our CISO retired after three years in the position, and a career spanning over twenty-five years as an industry-recognized leader in cybersecurity, information technology, and risk management. Her replacement has served in various roles in information technology, security and risk management for over 15 years, including having previously served as the CISO of two other publicly traded technology companies. In September 2024, our current CISO began transitioning to a new role within the Company, and as a result, we have appointed an interim CISO while we conduct a search for his permanent replacement. Our interim CISO has over 25 years of experience in technology and information security operations across a diverse range of business sectors.

Item 2.   *Properties*

We lease our principal administrative, sales, marketing, research and development facilities, which are located in Seattle, Washington and consist of approximately 515,000 square feet. In May 2017, we entered into a lease agreement for the building in Seattle, Washington that now serves as our corporate headquarters. This lease will expire in 2033 with an option for renewal.

We believe that our existing properties are in good condition and suitable for the conduct of our business. We also lease additional office space for product development and sales and support personnel in the United States and internationally. We believe that our future growth can be accommodated by our current facilities or by leasing additional space if necessary.

Item 3.   *Legal Proceedings*

See Note 12 - Commitments and Contingencies of the Notes to Financial Statements (Part II, Item 8 of this Form 10-K) for information regarding legal proceedings in which we are involved.

Item 4.   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Prices of Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "FFIV." The following table sets forth the high and low sales prices of our common stock as reported on the Nasdaq Global Select Market.

	Fiscal Year 2024		Fiscal Year 2023	
	High	Low	High	Low
First Quarter	$ 180.70	$ 145.45	$ 159.96	$ 133.68
Second Quarter	$ 199.49	$ 171.05	$ 159.95	$ 135.49
Third Quarter	$ 196.35	$ 159.01	$ 154.04	$ 127.05
Fourth Quarter	$ 223.74	$ 169.55	$ 167.89	$ 142.16

The last reported sales price of our common stock on the Nasdaq Global Select Market on November 12, 2024 was $244.00.

As of November 12, 2024, there were 38 holders of record of our common stock. As many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of beneficial holders of our common stock represented by these record holders.

Dividend Policy

Our policy has been to retain cash for use in our business, for investment in acquisitions and to repurchase shares of our common stock. Accordingly, we have not paid dividends and do not anticipate declaring dividends on our common stock in the foreseeable future.

Unregistered Securities Sold in 2024

We did not sell any unregistered shares of our common stock during the fiscal year 2024.

Issuer Purchases of Equity Securities

On July 25, 2022, we announced that our Board of Directors authorized an additional $1.0 billion for our common stock share repurchase program. This authorization is incremental to the existing $5.4 billion program, initially approved in October 2010 and expanded in subsequent fiscal years. Acquisitions for the share repurchase programs will be made from time to time in private transactions, accelerated share repurchase programs, or open market purchases as permitted by securities laws and other legal requirements. The programs can be terminated at any time.

During fiscal year 2024, we repurchased and retired 2,823,608 shares of common stock at an average price of $177.08 per share and as of September 30, 2024, we had $422.4 million remaining authorized to purchase shares.

Shares repurchased and retired during the fourth quarter of fiscal year 2024 are as follows (in thousands, except shares and per share data):

	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased per the Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan[2]
July 1, 2024 — July 31, 2024	—	—	—	$ 522,421
August 1, 2024 — August 31, 2024	7,705	$ 195.48	—	$ 522,421
September 1, 2024 — September 30, 2024	485,893	$ 205.81	485,893	$ 422,421

(1) Includes 7,705 shares withheld from restricted stock units that vested in the fourth quarter of fiscal 2024 to satisfy minimum tax withholding obligations that arose on the vesting of restricted stock units.
(2) Shares withheld from restricted stock units that vested to satisfy minimum tax withholding obligations that arose on the vesting of such awards do not deplete the dollar amount available for purchases under the repurchase program.

Performance Measurement Comparison of Shareholder Return

The following graph compares the annual percentage change in the cumulative total return on shares of our common stock, the Nasdaq Composite Index, the S&P 500 Index, and the S&P 500 Information Technology Index for the period commencing September 30, 2019, and ending September 30, 2024.

**Comparison of Cumulative Total Return
On Investment Since September 30, 2019***



The Company's closing stock price on September 30, 2024, the last trading day of the Company's 2024 fiscal year, was $220.20 per share.

*   Assumes that $100 was invested September 30, 2019 in shares of common stock and in each index, and that all dividends were reinvested. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns.

Item 6.   *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These statements include, but are not limited to, statements about our plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions. These forward-looking statements are based on current information and expectations and are subject to a number of risks and uncertainties. Our actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Item 1A. Risk Factors" herein and in other documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to revise or update any such forward-looking statements.

Overview

F5 is a leading provider of multicloud application security and delivery solutions which enable our customers to develop, deploy, operate, secure, and govern applications in any architecture, from on-premises to the public cloud. Our enterprise-grade application services are available as cloud-based, software-as-a-service, and software-only solutions optimized for multicloud environments, with modules that can run independently, or as part of an integrated solution on our high-performance appliances. We market and sell our products primarily through multiple indirect sales channels in the Americas; Europe, the Middle East, and Africa ("EMEA"); and the Asia Pacific region ("APAC"). Enterprise customers (Fortune 1000 or Business Week Global 1000 companies) in the technology, telecommunications, financial services, transportation, education, manufacturing, and health care industries, along with government customers, continue to make up the largest percentage of our customer base.

Our management team monitors and analyzes a number of key performance indicators in order to manage our business and evaluate our financial and operating performance on a consolidated basis. Those indicators include:

- *Revenues.* Our revenue is derived from the sales of both global services and products. Our global services revenue includes annual maintenance contracts, training and consulting services. The majority of our product revenues are derived from sales of our application security and delivery solutions including our BIG-IP software and systems, F5 NGINX software, and our F5 Distributed Cloud Services offerings. Our BIG-IP software solutions are sold both on a perpetual license and a subscription basis. We sell F5 NGINX on a subscription basis. F5 Distributed Cloud Services provides security, multicloud networking, and edge-based computing solutions and are offered on a subscription basis, under a unified software-as-a-service ("SaaS") platform.

  We monitor the sales mix of our revenues within each reporting period. We believe customer acceptance rates of our new products, feature enhancements and consumption models are indicators of future trends. We also consider overall revenue concentration by geographic region as an additional indicator of current and future trends. In fiscal 2023 and as we entered fiscal 2024, continued customer budget constraints brought on by uncertainties in the macroeconomic environment led to delays in customer purchase decisions. The impact of these buying patterns led to softer demand for both our software and systems products and services. Over the course of fiscal 2024, we have seen customer demand stabilizing, however, we will continue to closely monitor the macroeconomic environment and its impacts on our business.

- *Cost of revenues and gross margins.* We strive to control our cost of revenues and thereby maintain our gross margins. Significant items impacting cost of revenues are hardware costs paid to our contract manufacturers, third-party software license fees, software-as-a-service infrastructure costs, amortization of developed technology and personnel and overhead expenses. In addition, factors such as sales price, product and services mix, inventory obsolescence, returns, component price increases, warranty costs, and global supply chain constraints could significantly impact our gross margins.

- *Operating expenses.* Operating expenses are substantially driven by personnel and related overhead expenses. Existing headcount and future hiring plans are the predominant factors in analyzing and forecasting future operating expense trends. Other significant operating expenses that we monitor include marketing and promotions, travel, professional fees, computer costs related to the development of new products and provision of services, facilities and depreciation expenses.

- *Liquidity and cash flows.* Our financial condition remains strong with significant cash and investments. The increase in cash and investments for fiscal year 2024 was primarily due to cash provided by operating activities of $792.4 million, partially offset by $500.6 million of cash used for the repurchase of outstanding common stock under our stock repurchase program and the payment of related excise taxes. Going forward, we believe the primary driver of cash flows will be net income from operations. We will continue to evaluate possible acquisitions of, or investments in businesses, products, or technologies that we believe are strategic, which may require the use of cash. Additionally, on January 31, 2020, we entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") that provides for a senior unsecured revolving credit facility in an aggregate principal amount of $350.0 million (the "Revolving Credit Facility"). We have the option to increase commitments under the Revolving Credit Facility from time to time, subject to certain conditions, by up to $150.0 million. As of September 30, 2024, there were no outstanding borrowings under the Revolving Credit Facility, and we had available borrowing capacity of $350.0 million.

- *Balance sheet.* We view cash, short-term and long-term investments, deferred revenue, accounts receivable balances and days sales outstanding as important indicators of our financial health. Deferred revenues continued to increase in fiscal 2024 due to an increase in deferred subscription contracts, including SaaS and maintenance associated with licensed-based subscriptions, which includes sales as part of our Flex Consumption Program. Our days sales outstanding for the fourth quarter of fiscal year 2024 was 47. Days sales outstanding is calculated by dividing ending accounts receivable by revenue per day for a given quarter.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies, which are described in Note 1 of the notes to the consolidated financial statements, the following accounting policy involves a greater degree of judgment and complexity. Accordingly, we believe the following policy is the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition. We sell products through distributors, resellers, and directly to end users. Revenue related to our contracts with customers is recognized by following a five-step process:

- *Identify the contract(s) with a customer.* Evidence of a contract generally consists of a purchase order issued pursuant to the terms and conditions of a distributor, reseller or end user agreement.

- *Identify the performance obligations in the contract.* Performance obligations are identified in our contracts and include hardware, hardware-based software, software-only solutions, cloud-based subscription services as well as a broad range of service performance obligations including consulting, training, installation and maintenance.

- *Determine the transaction price.* The purchase price stated in an agreed upon purchase order is generally representative of the transaction price. We offer several programs in which customers are eligible for certain levels of rebates if certain conditions are met. When determining the transaction price, we consider the effects of any variable consideration.

- *Allocate the transaction price to the performance obligations in the contract.* The transaction price in a contract is allocated based upon the relative standalone selling price of each distinct performance obligation identified in the contract.

- *Recognize revenue when (or as) the entity satisfies a performance obligation.* We satisfy performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring control of promised products and services to a customer.

Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities. Shipping and handling fees charged to our customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of sale.

The following is a description of the principal activities from which we generate revenue:

Product

Revenue from the sale of our hardware and perpetual software products is generally recognized at a point in time when the product has been fulfilled and the customer is obligated to pay for the product. We also offer several products by subscription, either through term-based license agreements or as SaaS offerings. Revenue for term-based license agreements is recognized at a point in time when we deliver the software license to the customer and the subscription term has commenced. For our SaaS offerings, revenue is recognized ratably as the services are provided. Hardware, including the software run on those devices is considered systems revenue. Perpetual or subscription software offerings that are, or have the ability to be deployed on a standalone basis, along with our SaaS offerings, are considered software revenue. When rights of return are present and we cannot estimate returns, revenue is recognized when such rights of return lapse. Payment terms to customers are generally net 30 days to net 60 days.

Global Services

Revenues for post-contract customer support ("PCS") are recognized on a straight-line basis over the service contract term. PCS includes a limited period of telephone support, updates, repair or replacement of any failed product or component that fails during the term of the agreement, bug fixes and rights to upgrades, when and if available. Consulting services are customarily billed at fixed hourly rates, plus out-of-pocket expenses, and revenues are recognized as the consulting is completed. Similarly, training revenue is recognized as the training is completed.

Flexible Consumption Program

We enter into certain contracts with customers, including flexible consumption programs and multi-year subscriptions, with non-standard terms and conditions. Management assesses contractual terms in these agreements to identify and evaluate performance obligations. Management allocates consideration to each performance obligation based on relative fair value using standalone selling price and recognizes associated revenue as control is transferred to the customer.

Contract Acquisition Costs

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions on the initial PCS for hardware, perpetual software, and for term-based license subscription offerings are deferred and then amortized as an expense on a straight-line basis over the period of benefit. Sales commissions on SaaS subscription offerings are deferred and then amortized as an expense on a straight-line basis over the period of benefit. Management has determined the period of benefit to be 4.5 years for initial PCS on hardware and perpetual software offerings, and 3 to 5 years for subscription offerings.

Impact of Current Macroeconomic Conditions

Our overall performance depends in part on worldwide economic and geopolitical conditions and their impacts on customer behavior. Uncertain economic conditions, including inflation, higher interest rates, slower growth, fluctuations in foreign exchange rates, and other changes in economic conditions, may adversely affect our results of operations and financial performance. For further discussion of the potential impacts of recent macroeconomic events on our business, financial condition, and operating results, see Part I, Item 1A titled "Risk Factors."

Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements, related notes and risk factors included elsewhere in this Annual Report on Form 10-K.

	Years Ended September 30,		
	2024	**2023**	**2022**
	(in thousands, except percentages)		
Net revenues			
Products	$1,272,795	$1,334,638	$1,317,117
Services	1,543,325	1,478,531	1,378,728
Total	$2,816,120	$2,813,169	$2,695,845
Percentage of net revenues			
Products	45.2 %	47.4 %	48.9 %
Services	54.8	52.6	51.1
Total	100.0 %	100.0 %	100.0 %

Net Revenues. Total net revenues increased 0.1% in fiscal year 2024 from fiscal year 2023, compared to an increase of 4.4% in fiscal year 2023 from the prior year. Overall revenue growth for the year ended September 30, 2024 was due to an increase in service revenue driven by continued growth in maintenance contract renewals, partially offset by a decrease in product revenue. International revenues represented 47.1%, 47.1% and 44.8% of net revenues in fiscal years 2024, 2023 and 2022, respectively.

Net Product Revenues. Net product revenues decreased 4.6% in fiscal year 2024 from fiscal year 2023, compared to an increase of 1.3% in fiscal year 2023 from the prior year. The decrease of $61.8 million in net product revenues for fiscal year 2024 was due to a decrease in systems sales, partially offset by an increase in software revenue primarily from packaged software sales. The increase of $17.5 million in net product revenues for fiscal year 2023 was due to growth in systems revenue.

The following presents net product revenues by systems and software (in thousands):

	Years Ended September 30,		
	2024	2023	2022
Net product revenues			
Systems revenue	$ 537,318	$ 670,652	$ 651,902
Software revenue	735,477	663,986	665,215
Total net product revenue	$1,272,795	$1,334,638	$1,317,117
Percentage of net product revenues			
Systems revenue	42.2 %	50.2 %	49.5 %
Software revenue	57.8	49.8	50.5
Total net product revenue	100.0 %	100.0 %	100.0 %

Software Revenues. As a component of net product revenues, software revenues increased 10.8% in fiscal year 2024, and remained relatively flat in fiscal year 2023, compared from the prior year.

The following presents software revenue by consumption model (in thousands):

	Years Ended September 30,		
	2024	2023	2022
Software revenue			
Subscriptions[1]	$ 623,675	$ 555,941	$ 521,809
Perpetual licenses	111,802	108,045	143,406
Total software revenue	$ 735,477	$ 663,986	$ 665,215
Percentage of software revenue			
Subscriptions[1]	84.8 %	83.7 %	78.4 %
Perpetual licenses	15.2	16.3	21.6
Total software revenue	100.0 %	100.0 %	100.0 %

(1)   Subscriptions revenue includes revenue from SaaS and managed services and term-based subscriptions.

Net Service Revenues. Net service revenues increased 4.4% in fiscal year 2024 from fiscal year 2023, compared to an increase of 7.2% in fiscal year 2023 from the prior year. The increase of $64.8 million in service revenue for fiscal year 2024 was the result of the renewal of maintenance agreements associated with perpetual offerings as customers continue to utilize their assets for longer periods of time, as well as the realization of price increases from prior periods. The increase of $99.8 million in service revenue for fiscal year 2023 was the result of increased purchases or renewals of maintenance contracts driven by delayed purchase decisions in new product purchases by our install base and additions to our installed base of products. In addition, we also began to see the benefits of price increases put in place in fiscal 2022.

The following customers accounted for more than 10% of total net revenue:

	Years Ended September 30,		
	2024	2023	2022
Ingram Micro, Inc.	16.3 %	15.6 %	20.0 %
Synnex Corporation	15.9 %	15.0 %	13.4 %

The following customers accounted for more than 10% of total receivables:

	September 30,	
	2024	**2023**
Ingram Micro, Inc.	20.3 %	—
Synnex Corporation	14.8 %	16.0 %
Carahsoft Technology Corporation	—	10.1 %

No other customers accounted for more than 10% of total net revenue or receivables.

	Years Ended September 30,		
	2024	**2023**	**2022**
	(in thousands, except percentages)		
Cost of net revenues and gross profit			
Products	$ 336,237	$ 375,192	$ 319,713
Services	221,410	218,116	219,914
Total	557,647	593,308	539,627
Gross profit	$2,258,473	$2,219,861	$2,156,218
Percentage of net revenues and gross margin (as a percentage of related net revenue)			
Products	26.4 %	28.1 %	24.3 %
Services	14.3	14.8	16.0
Total	19.8	21.1	20.0
Gross margin	80.2 %	78.9 %	80.0 %

Cost of Net Product Revenues. Cost of net product revenues consist of finished products purchased from our contract manufacturers, manufacturing overhead, freight, warranty, provisions for excess and obsolete inventory, software-as-a-service infrastructure costs and amortization expenses in connection with developed technology from acquisitions. Cost of net product revenues decreased to $336.2 million in fiscal year 2024, down 10.4% from the prior year, primarily due to a decrease in systems revenue. Cost of net product revenues increased to $375.2 million in fiscal year 2023, up 17.4% from the prior year, primarily due to systems product revenue growth. In addition, we continued to experience component cost increases, expedite fees and other sourcing-related costs in fiscal 2023.

Cost of Net Service Revenues. Cost of net service revenues consist of the salaries and related benefits of our professional services staff, travel, facilities and depreciation expenses. Cost of net service revenues as a percentage of net service revenues decreased to 14.3% in fiscal year 2024 compared to 14.8% in fiscal year 2023 and 16.0% in fiscal year 2022. Professional services headcount at the end of fiscal 2024 increased to 1,093 from 1,046 at the end of fiscal 2023. Professional services headcount at the end of fiscal year 2023 decreased to 1,046 from 1,091 at the end of fiscal 2022. In addition, cost of net service revenues included stock-based compensation expense of $22.7 million, $22.2 million and $21.9 million for fiscal years 2024, 2023 and 2022, respectively.

	Years Ended September 30,		
	2024	**2023**	**2022**
	(in thousands, except percentages)		
Operating expenses			
Sales and marketing	$ 832,279	$ 878,215	$ 926,591
Research and development	490,120	540,285	543,368
General and administrative	268,828	263,405	274,558
Restructuring charges	8,655	65,388	7,909
Total	$1,599,882	$1,747,293	$1,752,426
Operating expenses (as a percentage of net revenue)			
Sales and marketing	29.6 %	31.2 %	34.4 %
Research and development	17.4	19.2	20.1
General and administrative	9.5	9.4	10.2
Restructuring charges	0.3	2.3	0.3
Total	56.8 %	62.1 %	65.0 %

Sales and Marketing. Sales and marketing expenses consist of the salaries, commissions and related benefits of our sales and marketing staff, the costs of our marketing programs, including public relations, advertising and trade shows, travel, facilities, and depreciation expenses. Sales and marketing expense decreased $45.9 million, or 5.2% in fiscal year 2024 from the prior year, as compared to a year-over-year decrease of $48.4 million, or 5.2% in fiscal 2023. The decrease in sales and marketing expense for fiscal year 2024 was primarily due to a decrease of $34.8 million in personnel costs, largely driven by a reduction in workforce as part of the third quarter of fiscal 2023 restructuring plan. Sales and marketing headcount at the end of fiscal year 2024 decreased to 2,165 from 2,170 at the end of fiscal year 2023. In fiscal year 2023, sales and marketing expense included a decrease of $18.4 million in personnel costs, as well as a decrease of $13.2 million in marketing spend as part of cost reductions implemented by management. Sales and marketing headcount at the end of fiscal year 2023 decreased to 2,170 from 2,500 at the end of fiscal year 2022. Sales and marketing expense included stock-based compensation expense of $84.5 million, $96.5 million and $104.3 million for fiscal years 2024, 2023 and 2022, respectively.

Research and Development. Research and development expenses consist of the salaries and related benefits of our product development personnel, prototype materials and other expenses related to the development of new and improved products, facilities and depreciation expenses. Research and development expense decreased $50.2 million, or 9.3% in fiscal year 2024 from the prior year, and remained relatively flat year-over-year in fiscal 2023. The decrease in research and development expense for fiscal year 2024 was primarily due to a decrease of $36.7 million in personnel costs, largely driven by reductions in workforce as part of the first quarter of fiscal 2024 and third quarter of fiscal 2023 restructuring plans. Research and development headcount at the end of fiscal year 2024 decreased to 2,037 from 2,095 at the end of fiscal year 2023, and decreased to 2,095 from 2,170 at the end of fiscal year 2022. Research and development expense included stock-based compensation expense of $60.3 million, $69.4 million and $71.8 million for fiscal years 2024, 2023 and 2022, respectively.

General and Administrative. General and administrative expenses consist of the salaries, benefits and related costs of our executive, finance, information technology, human resource and legal personnel, third-party professional service fees, bad debt charges, facilities and depreciation expenses. General and administrative expense increased $5.4 million, or 2.1% in fiscal year 2024 from the prior year, as compared to a year-over-year decrease of $11.2 million, or 4.1% in fiscal 2023. The decrease in general and administrative expense for fiscal year 2024 was primarily due to a decrease of $6.5 million in fees paid for professional services. General and administrative headcount at the end of fiscal year 2024 increased to 875 from 855 at the end of fiscal year 2023. In fiscal year 2023, general and administrative expense included a decrease of $7.0 million in fees paid to outside consultants for legal, accounting and tax services. General and administrative headcount at the end of fiscal year 2023 decreased to 855 from 984 at the end of fiscal year 2022. General and administrative expense included stock-based compensation expense of $44.9 million, $41.1 million and $43.9 million for fiscal years 2024, 2023 and 2022, respectively.

Restructuring charges. In the first fiscal quarter of 2024, and the first and third fiscal quarters of 2023, we completed restructuring plans to better align strategic and financial objectives, optimize operations, and drive efficiencies for long-term growth and profitability. As a result of the first fiscal quarter of 2024 restructuring initiative, we recorded a charge of $8.7 million, net of adjustments, related to a reduction in workforce that is reflected in our results for fiscal 2024. As a result of the first and third fiscal quarters of 2023 restructuring initiatives, we recorded charges of $8.7 million and $56.7 million, respectively, related to a reduction in workforce and exit of leased space that is reflected in our results for fiscal 2023.

	Years Ended September 30,		
	2024	**2023**	**2022**
	(in thousands, except percentages)		
Other income and income taxes			
Income from operations	$ 658,591	$ 472,568	$ 403,792
Other income (expense), net	36,874	13,420	(18,399)
Income before income taxes	695,465	485,988	385,393
Provision for income taxes	128,687	91,040	63,233
Net income	$ 566,778	$ 394,948	$ 322,160
Other income and income taxes (as percentage of net revenue)			
Income from operations	23.4 %	16.8 %	15.0 %
Other income (expense), net	1.3	0.5	(0.7)
Income before income taxes	24.7	17.3	14.3
Provision for income taxes	4.6	3.3	2.3
Net income	20.1 %	14.0 %	12.0 %

Other Income (Expense), Net. Other income (expense), net, consists primarily of interest income and expense and foreign currency transaction gains and losses. Other income (expense), net increased $23.5 million in fiscal year 2024, as compared to fiscal year 2023 and increased $31.8 million in fiscal year 2023, as compared to fiscal year 2022. The increase in other income (expense), net for fiscal year 2024 was primarily due to an increase in interest income of $16.8 million from our investments, and a decrease in interest expense of $3.2 million, compared to the prior year. In addition, foreign currency gains and losses improved by $2.1 million in fiscal year 2024, compared to the prior year. The increase in other income (expense), net for fiscal year 2023 as compared to fiscal year 2022 was primarily due to an increase in interest income of $16.5 million from our investments, and a decrease in interest expense of $5.5 million, compared to the prior year. In addition, foreign currency losses decreased $9.8 million for fiscal year 2023, compared to the prior year.

Provision for Income Taxes. We recorded an 18.5% provision for income taxes for fiscal year 2024, compared to 18.7% in fiscal year 2023 and 16.4% in fiscal year 2022. The increase in effective tax rate from fiscal year 2022 to 2023 and 2024 is primarily due to the tax impact from stock-based compensation and tax reserves.

We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. In making these determinations we consider historical and projected taxable income, and ongoing prudent and feasible tax planning strategies in assessing the appropriateness of a valuation allowance. The net decrease in the valuation allowance of $4.3 million for fiscal year 2024 and net decrease of $2.2 million for fiscal year 2023 was primarily related to tax net operating losses and credits incurred in certain foreign jurisdictions, and state tax carryforwards. Our net deferred tax assets as of September 30, 2024, 2023 and 2022 were $358.8 million, $290.7 million, and $180.6 million, respectively.

Our worldwide effective tax rate may fluctuate based on a number of factors, including variations in projected taxable income in the various geographic locations in which we operate, the impact of stock-based compensation, changes in the valuation of our net deferred tax assets, resolution of potential exposures, tax positions taken on tax returns filed in the various geographic locations in which we operate, and the introduction of new accounting standards or changes in tax laws or interpretations thereof in the various geographic locations in which we operate. We have recorded liabilities to address potential tax exposures related to business and income tax positions we have taken that could be challenged by taxing authorities. The ultimate resolution of these potential exposures may be greater or less than the liabilities recorded, which could result in an adjustment to our future tax expense.

Liquidity and Capital Resources

We have funded our operations with our cash balances and cash generated from operations.

	Years Ended September 30,		
	2024	2023	2022
	(in thousands)		
Liquidity and Capital Resources			
Cash and cash equivalents and investments	$ 1,083,182	$ 808,391	$ 894,110
Cash provided by operating activities	792,419	653,409	442,631
Cash (used in) provided by investing activities	(59,214)	36,393	218,116
Cash used in financing activities	(457,002)	(653,299)	(476,508)

Cash and cash equivalents, short-term investments and long-term investments totaled $1,083.2 million as of September 30, 2024, compared to $808.4 million as of September 30, 2023, representing an increase of $274.8 million. The increase was primarily due to cash provided by operating activities of $792.4 million for fiscal 2024, partially offset by cash used for the repurchase of outstanding common stock and the payment of related excise taxes of $500.6 million. As of September 30, 2024, 62.9% of our cash and cash equivalents and investment balances were outside of the U.S. The cash and cash equivalents and investment balances outside of the U.S. are subject to fluctuation based on the settlement of intercompany balances. In fiscal year 2023, the decrease to cash and cash equivalents, short-term investments and long-term investments from the prior year was primarily due to cash used for the repayment of the Term Loan Facility, including the outstanding principal balance of $350.0 million, and all accrued, but unpaid interest outstanding of $3.0 million. In addition, $350.0 million of cash was used for the repurchase of outstanding common stock during fiscal year 2023. The decrease was partially offset by cash provided by operating activities of $653.4 million. As of September 30, 2023, 62.8% of our cash and cash equivalents and investment balances were outside of the U.S.

Cash provided by operating activities during fiscal year 2024 was $792.4 million compared to $653.4 million in fiscal year 2023 and $442.6 million in fiscal year 2022. Cash provided by operating activities resulted primarily from cash generated from net income, after adjusting for non-cash charges such as stock-based compensation, depreciation and amortization charges and changes in operating assets and liabilities. Cash provided by operating activities for fiscal year 2024 increased from the prior year primarily due to an increase in net income, as well as an increase in cash received from customers.

Cash from operations could be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors." However, we anticipate our current cash, cash equivalents and investment balances, anticipated cash flows generated from operations, and available borrowing capacity on the Revolver Credit Facility will be sufficient to meet our liquidity needs.

Cash used in investing activities during fiscal year 2024 was $59.2 million compared to cash provided by investing activities of $36.4 million in fiscal year 2023 and cash provided by investing activities of $218.1 million in fiscal year 2022. Investing activities include purchases, sales and maturities of available-for-sale securities, business acquisitions and capital expenditures. Cash used in investing activities for fiscal year 2024 was primarily the result of $32.9 million in cash paid for acquisitions and $30.4 million in capital expenditures related to maintaining our operations worldwide, partially offset by $6.2 million in maturities of investments. Cash provided by investing activities for fiscal year 2023 was primarily the result of $111.3 million in maturities of investments and $16.1 million in sales of investments, partially offset by $35.0 million in cash paid for acquisitions and $54.2 million in capital expenditures related to maintaining our operations worldwide. Cash provided by investing activities for fiscal year 2022 was primarily the result of $260.4 million in maturities of investments and $120.6 million in sales of investments, partially offset by $68.0 million cash paid for the acquisition Threat Stack in the first quarter of fiscal 2022 and purchases of investments of $61.3 million.

Cash used in financing activities was $457.0 million for fiscal year 2024, compared to cash used in financing activities of $653.3 million for fiscal year 2023 and cash used in financing activities of $476.5 million for fiscal year 2022. Cash used in financing activities for fiscal year 2024 included $500.6 million of cash used for the repurchase of outstanding common stock and the payment of related excise taxes, as well as $11.5 million in cash used for taxes related to the net share settlement of equity awards. Cash used in financing activities was partially offset by cash received from the exercise of employee stock options and stock purchases under our employee stock purchase plan of $55.1 million. Cash used in financing activities for fiscal year 2023 included $350.0 million of cash used for the repayment of the Term Loan Facility, as well as $350.0 million of cash used to repurchase shares. In addition, $13.2 million in cash was used for taxes related to net share settlement of equity awards. Cash used in financing activities was partially offset by cash received from the exercise of employee stock options and stock purchases under our employee stock purchase plan of $60.0 million. Cash used in financing activities for fiscal year 2022 included $500.0 million to repurchase shares under our Share Repurchase program, as well as $21.0 million in cash used for taxes related to net share settlement of equity awards and $20.0 million in cash used to make principal payments on our term loan. Cash used in financing activities was partially offset by cash received from the exercise of employee stock options and stock purchases under our employee stock purchase plan of $64.5 million.

On January 31, 2020, we entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") that provides for a senior unsecured revolving credit facility in an aggregate principal amount of $350.0 million (the "Revolving Credit Facility"). We have the option to increase commitments under the Revolving Credit Facility from time to time, subject to certain conditions, by up to $150.0 million. As of September 30, 2024, there were no outstanding borrowings under the Revolving Credit Facility, and we had available borrowing capacity of $350.0 million.

Based on our current operating and capital expenditure forecasts, we believe that our existing cash and investment balances, together with cash generated from operations should be sufficient to meet our operating requirements for the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of introductions of new products and enhancements of existing products, the continuing market acceptance of our products and cash paid for future acquisitions.

Obligations and Commitments

As of September 30, 2024, we had approximately $98.7 million of tax liabilities, including interest and penalties, related to uncertain tax positions (See Note 8 to our Consolidated Financial Statements). Because of the high degree of uncertainty regarding the settlement of these liabilities, we are unable to estimate the years in which future cash outflows may occur.

As of September 30, 2024, our principal commitments consisted of obligations outstanding under operating leases and purchase obligations with one of our component suppliers.

In October 2022, we entered into an unconditional purchase commitment with one of our suppliers for the delivery of systems components. Under the terms of the agreement, we are obligated to purchase $10 million of component inventory annually, with a total committed amount of $40 million over a four-year term. As of September 30, 2024, we had no remaining purchase commitments under the second year of the agreement. Our total non-cancelable long-term purchase commitments outstanding as of September 30, 2024 was $20.0 million.

We have a contractual obligation to purchase inventory components procured by our primary contract manufacturer in accordance with our annual build forecast. The contractual terms of the obligation contain cancellation provisions, which reduce our liability to purchase inventory components for periods greater than one year. In order to support our build forecast, we will, from time-to-time prepay our primary contract manufacturer for inventory purchases.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). This ASU expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). This ASU requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Interest Rate Risk. Our current cash and cash equivalents consist of money market funds as allowed and specified in our investment policy guidelines. Due to the current nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. Therefore, we do not expect our operating results or cash flows to be materially affected by a sudden change in interest rates.

Inflation Risk. We are actively monitoring the current inflationary environment, but we do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If the current inflationary environment constrains our customers' ability to procure goods and services from us, we may see customers reprioritize these investment decisions. These macroeconomic conditions could harm our business, financial condition and results of operations.

Foreign Currency Risk. The majority of our sales, cost of net revenues, and operating expenses are denominated in U.S. dollars and as a result, we have not experienced significant foreign currency transaction gains and losses to date. While we conduct transactions in foreign currencies and expect to continue to do so, we do not anticipate that foreign currency transaction gains or losses will be significant at our current level of operations. However, as we continue to expand our operations internationally, transaction gains or losses may become significant in the future.

Item 8.   *Financial Statements and Supplementary Data*

F5, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of F5, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of F5, Inc. and its subsidiaries (the "Company") as of September 30, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended September 30, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition for Certain Products and Services

As described in Note 1 to the consolidated financial statements, the Company sells hardware and perpetual software products and offers several products by subscription, either through term-based license agreements or as SaaS offerings. Evidence of a contract generally consists of a purchase order issued pursuant to the terms and conditions of a distributor, reseller or end user agreement. The purchase price stated in an agreed upon purchase order is generally representative of the transaction price. The transaction price in a contract is allocated based upon the relative standalone selling price of each distinct performance obligation identified in the contract. Revenue is recognized at the time the related performance obligation is satisfied by transferring control of promised products and services to a customer. Revenue from the sale of the Company's hardware and perpetual software products is generally recognized at a point in time when the product has been fulfilled and the customer is obligated to pay for the product. Revenue for term-based license agreements is recognized at a point in time, when the Company delivers the software license to the customer and the subscription term has commenced. Revenue for SaaS offerings is recognized ratably as the services are provided. Revenue for post-contract customer support is recognized on a straight-line basis over the service contract term. The Company's products and services revenue was $1,273 million and $1,543 million, respectively, for the year ended September 30, 2024, of which the majority relates to revenue recognition for certain products and services.

The principal considerations for our determination that performing procedures relating to revenue recognition for certain products and services is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) testing certain product and service revenue recognized for a sample of transactions by obtaining and inspecting source documents, such as purchase orders, invoices, and proof of shipments or delivery, where applicable, (ii) evaluating, on a test basis, manual adjustments made related to certain contracts; (iii) testing management's process for determining and allocating standalone selling price to identified performance obligations and testing the completeness and accuracy of the underlying data used by management; (iv) testing the calculation of certain product and service revenue recognized; and (v) confirming a sample of outstanding customer invoice balances as of September 30, 2024 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
November 18, 2024

We have served as the Company's auditor since 1996.

F5, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30,	
	2024	2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,074,602	$ 797,163
Short-term investments	—	6,160
Accounts receivable, net of allowances of $4,585 and $3,561	389,024	454,832
Inventories	76,378	35,874
Other current assets	569,467	554,744
Total current assets	2,109,471	1,848,773
Property and equipment, net	150,943	170,422
Operating lease right-of-use assets	178,180	195,471
Long-term investments	8,580	5,068
Deferred tax assets	365,951	295,308
Goodwill	2,312,362	2,288,678
Other assets, net	487,517	444,613
Total assets	$ 5,613,004	$ 5,248,333
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 67,894	$ 63,315
Accrued liabilities	300,076	282,890
Deferred revenue	1,121,683	1,126,576
Total current liabilities	1,489,653	1,472,781
Deferred tax liabilities	7,179	4,637
Deferred revenue, long-term	676,276	648,545
Operating lease liabilities, long-term	215,785	239,565
Other long-term liabilities	94,733	82,573
Total long-term liabilities	993,973	975,320
Commitments and contingencies (Note 12)		
Shareholders' equity		
Preferred stock, no par value; 10,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value; 200,000 shares authorized, 58,094 and 59,207 shares issued and outstanding	5,889	24,399
Accumulated other comprehensive loss	(20,912)	(23,221)
Retained earnings	3,144,401	2,799,054
Total shareholders' equity	3,129,378	2,800,232
Total liabilities and shareholders' equity	$ 5,613,004	$ 5,248,333

The accompanying notes are an integral part of these consolidated financial statements.

F5, INC.
CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share amounts)

	Years Ended September 30,		
	2024	**2023**	**2022**
Net revenues			
Products	$ 1,272,795	$ 1,334,638	$ 1,317,117
Services	1,543,325	1,478,531	1,378,728
Total	2,816,120	2,813,169	2,695,845
Cost of net revenues			
Products	336,237	375,192	319,713
Services	221,410	218,116	219,914
Total	557,647	593,308	539,627
Gross profit	2,258,473	2,219,861	2,156,218
Operating expenses			
Sales and marketing	832,279	878,215	926,591
Research and development	490,120	540,285	543,368
General and administrative	268,828	263,405	274,558
Restructuring charges	8,655	65,388	7,909
Total	1,599,882	1,747,293	1,752,426
Income from operations	658,591	472,568	403,792
Other income (expense), net	36,874	13,420	(18,399)
Income before income taxes	695,465	485,988	385,393
Provision for income taxes	128,687	91,040	63,233
Net income	$ 566,778	$ 394,948	$ 322,160
Net income per share — basic	$ 9.65	$ 6.59	$ 5.34
Weighted average shares — basic	58,720	59,909	60,274
Net income per share — diluted	$ 9.55	$ 6.55	$ 5.27
Weighted average shares — diluted	59,359	60,270	61,097

The accompanying notes are an integral part of these consolidated financial statements.

F5, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended September 30,		
	2024	**2023**	**2022**
Net income	$ 566,778	$ 394,948	$ 322,160
Other comprehensive income (loss):			
Foreign currency translation adjustment	2,227	1,477	(4,502)
Available-for-sale securities:			
Unrealized gains (losses) on securities, net of taxes of $18, $286, and $(160) for the years ended September 30, 2024, 2023, and 2022, respectively	82	2,090	(1,449)
Reclassification adjustment for realized losses included in net income, net of taxes of $0, $78, and $48 for the years ended September 30, 2024, 2023, and 2022, respectively	—	(612)	(152)
Net change in unrealized gains (losses) on available-for-sale securities, net of tax	82	1,478	(1,601)
Total other comprehensive income (loss)	2,309	2,955	(6,103)
Comprehensive income	$ 569,087	$ 397,903	$ 316,057

The accompanying notes are an integral part of these consolidated financial statements.

F5, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balances, September 30, 2021	60,652	$ 192,458	$ (20,073)	$ 2,187,828	$ 2,360,213
Exercise of employee stock options	143	3,613	—	—	3,613
Issuance of stock under employee stock purchase plan	412	60,927	—	—	60,927
Issuance of restricted stock	1,368	—	—	—	—
Repurchase of common stock	(2,611)	(394,141)	—	(105,882)	(500,023)
Taxes paid related to net share settlement of equity awards	(104)	(21,025)	—	—	(21,025)
Stock-based compensation	—	249,216	—	—	249,216
Net income	—	—	—	322,160	322,160
Other comprehensive loss	—	—	(6,103)	—	(6,103)
Balances, September 30, 2022	59,860	$ 91,048	$ (26,176)	$ 2,404,106	$ 2,468,978
Exercise of employee stock options	56	1,491	—	—	1,491
Issuance of stock under employee stock purchase plan	501	58,468	—	—	58,468
Issuance of restricted stock	1,335	—	—	—	—
Repurchase of common stock	(2,454)	(350,049)	—	—	(350,049)
Taxes paid related to net share settlement of equity awards	(91)	(13,209)	—	—	(13,209)
Stock-based compensation	—	236,650	—	—	236,650
Net income	—	—	—	394,948	394,948
Other comprehensive income	—	—	2,955	—	2,955
Balances, September 30, 2023	59,207	$ 24,399	$ (23,221)	$ 2,799,054	$ 2,800,232
Exercise of employee stock options	50	1,475	—	—	1,475
Issuance of stock under employee stock purchase plan	437	53,604	—	—	53,604
Issuance of restricted stock	1,294	—	—	—	—
Repurchase of common stock, including excise taxes	(2,824)	(281,174)	—	(221,431)	(502,605)
Taxes paid related to net share settlement of equity awards	(70)	(11,523)	—	—	(11,523)
Stock-based compensation	—	219,108	—	—	219,108
Net income	—	—	—	566,778	566,778
Other comprehensive income	—	—	2,309	—	2,309
Balances, September 30, 2024	58,094	$ 5,889	$ (20,912)	$ 3,144,401	$ 3,129,378

The accompanying notes are an integral part of these consolidated financial statements.

F5, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended September 30,		
	2024	2023	2022
Operating activities			
Net income	$ 566,778	$ 394,948	$ 322,160
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	219,108	236,650	249,216
Depreciation and amortization	106,991	112,702	115,609
Non-cash operating lease costs	33,041	38,528	38,735
Deferred income taxes	(68,523)	(108,521)	(40,244)
Impairment of assets	—	3,455	6,175
Other	(962)	1,372	1,267
Changes in operating assets and liabilities (excluding effects of the acquisition of businesses):			
Accounts receivable	63,953	16,704	(130,605)
Inventories	(40,504)	32,491	(46,310)
Other current assets	(14,038)	(64,959)	(144,628)
Other assets	(91,964)	16,591	(87,008)
Accounts payable and accrued liabilities	40,368	(63,100)	19,163
Deferred revenue	22,838	81,741	191,147
Lease liabilities	(44,667)	(45,193)	(52,046)
Net cash provided by operating activities	792,419	653,409	442,631
Investing activities			
Purchases of investments	(2,100)	(1,789)	(61,284)
Maturities of investments	6,237	111,330	260,357
Sales of investments	—	16,085	120,578
Acquisition of businesses, net of cash acquired	(32,939)	(35,049)	(67,911)
Purchases of property and equipment	(30,412)	(54,184)	(33,624)
Net cash (used in) provided by investing activities	(59,214)	36,393	218,116
Financing activities			
Proceeds from the exercise of stock options and purchases of stock under employee stock purchase plan	55,079	59,959	64,540
Payments for repurchase of common stock, including excise taxes	(500,558)	(350,049)	(500,023)
Payments on term debt agreement	—	(350,000)	(20,000)
Taxes paid related to net share settlement of equity awards	(11,523)	(13,209)	(21,025)
Net cash used in financing activities	(457,002)	(653,299)	(476,508)
Net increase in cash, cash equivalents and restricted cash	276,203	36,503	184,239
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,302	2,125	(6,365)
Cash, cash equivalents and restricted cash, beginning of year	800,835	762,207	584,333
Cash, cash equivalents and restricted cash, end of year	$ 1,078,340	$ 800,835	$ 762,207

	Years Ended September 30,		
	2024	**2023**	**2022**
Supplemental disclosures of cash flow information			
Cash paid for taxes, net of refunds	$ 181,635	$ 191,569	$ 110,036
Cash paid for amounts included in the measurement of operating lease liabilities	53,346	52,893	58,592
Cash paid for interest on long-term debt	—	2,970	7,981
Supplemental disclosures of non-cash activities			
Right-of-use assets obtained in exchange for lease obligations	$ 12,927	$ 10,544	$ 20,778

The accompanying notes are an integral part of these consolidated financial statements.

F5, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The Company

F5, Inc. (the "Company") is a leading provider of multicloud application security and delivery solutions which enable its customers to develop, deploy, operate, secure, and govern applications in any architecture, from on-premises to the public cloud. The Company's cloud, software, and hardware solutions enable its customers to deliver digital experiences to their customers faster, reliably, and at scale. The Company's enterprise-grade application services are available as cloud-based, software-as-a-service, and software-only solutions optimized for multicloud environments, with modules that can run independently, or as part of an integrated solution on its high-performance appliances. In connection with its solutions, the Company offers a broad range of professional services, including consulting, training, maintenance, and other technical support services.

Accounting Principles

The Company's consolidated financial statements and accompanying notes are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples of estimates and assumptions include: revenue recognition, identifying and evaluating the performance obligations of contracts, and the allocation of purchase consideration based on the relative fair value of standalone sales prices of these performance obligations; business combinations, including the determination of fair value for acquired developed technology assets and the evaluation and selection of significant assumptions such as revenue growth rate and technology migration curve; and the incremental borrowing rate for measuring lease obligations. Actual results may differ materially from management's estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash and cash equivalents in deposits with four major financial institutions, which, at times, exceed federally insured limits. The Company has not experienced any losses on its cash and cash equivalents. Amounts included in restricted cash represent those for which the Company's use is restricted by a contractual agreement.

Investments

The Company classifies its debt investments as available-for-sale. Debt investments, consisting of money market funds, corporate and municipal bonds and notes, the United States government and agency securities are reported at fair value with the related unrealized gains and losses included as a component of accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses, credit allowances and impairments due to credit losses are included in other income (expense) in the Company's consolidated income statements. Debt investments with maturities of less than one year or where management's intent is to use the investments to fund current operations are classified as short-term investments. Debt investments with maturities of greater than one year are classified as long-term investments.

As an approximation to fair value, equity investments are measured using net asset value ("NAV") and are classified as long-term investments. Unrealized and realized gains and losses are recorded in other income (expense) in the Company's consolidated income statements.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for credit losses for any potential uncollectible amounts. The allowance for credit losses is based on the assessment of the collectability of accounts. Management regularly reviews the adequacy of the allowance for credit losses on a collective basis by considering the age of each outstanding invoice, each customer's expected ability to pay and collection history, current market conditions, and reasonable and supportable forecasts of future economic conditions to determine whether the allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. For fiscal years ended September 30, 2024 and 2023, the allowance for credit losses was not material.

Unbilled Receivables

Unbilled receivables represent amounts related to the Company's unconditional right to consideration associated with contracts with customers that have not yet been billed. Unbilled receivables are converted to accounts receivable at the point in time when the Company has the contractual right to invoice its customers. As of September 30, 2024, unbilled receivables that are expected to be reclassified to accounts receivable within the next 12 months are included in other current assets, with those expected to be transferred to accounts receivables in more than 12 months included in other assets.

Concentration of Credit Risk

The Company extends credit to customers and is therefore subject to credit risk. The Company performs initial and ongoing credit evaluations of its customers' financial condition and does not require collateral. An allowance for credit losses is recorded for any potential uncollectible amount. Estimates are used in determining the allowance for credit losses in accordance with the Accounts Receivable policy. See Note 15 - Segment Information, for disaggregated accounts receivable by significant customer.

The Company maintains its cash and investment balances with high credit quality financial institutions.

Fair Value of Financial Instruments

Short-term and long-term investments are recorded at fair value as the underlying securities are classified as available-for-sale with any unrealized gains or losses being recorded to other comprehensive income (loss). The fair value for securities held is determined using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Inventories

The Company outsources the manufacturing of its pre-configured hardware platforms to contract manufacturers, who assemble each product to the Company's specifications. As protection against component shortages and to provide replacement parts for its service teams, the Company also stocks limited supplies of certain key product components. The Company reduces inventory to net realizable value based on excess and obsolete inventories determined primarily by historical usage and forecasted demand. Inventories consist of hardware and related component parts and are recorded at the lower of cost and net realizable value (as determined by the first-in, first-out method).

Property and Equipment

Property and equipment are stated at net book value. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvements. The cost of normal maintenance and repairs is charged to expense as incurred and expenditures for major improvements are capitalized at cost. Gains or losses on the disposition of assets are reflected in the consolidated income statements at the time of disposal.

Business Combinations

The Company's business combinations are accounted for under the acquisition method. Management allocates the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired as of the acquisition date. The Company tests goodwill for impairment on an annual basis and between annual tests when impairment indicators are identified, and goodwill is written down when impaired. For its annual goodwill impairment test in all periods to date, the Company has operated under one reporting unit and the fair value of its reporting unit has been determined by the Company's enterprise value. The Company performs its annual goodwill impairment test during the second fiscal quarter.

For its annual impairment test performed in the second quarter of fiscal 2024, the Company completed a quantitative assessment and determined that there was no impairment of goodwill. The Company also considered potential impairment indicators of goodwill at September 30, 2024 and noted no indicators of impairment.

Intangible Assets

Intangible assets with finite lives consist of acquired developed technology, customer relationships, patents and trademarks, trade names, and non-compete covenants acquired through business combinations or asset acquisitions. Intangible assets acquired through business combinations are recorded at their respective estimated fair values upon acquisition close. Other intangible assets acquired through asset acquisitions are recorded at their respective cost. The Company determines the estimated useful lives for acquired intangible assets based on the expected future cash flows associated with the respective asset. The Company's intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, ranging from four to fifteen years. Amortization expense related to acquired developed technology is charged to cost of product revenues. Amortization expense related to customer relationships, trade names, and non-compete covenants is charged to sales and marketing activities. Amortization expense related to patents and trademarks is charged to general and administrative activities. The Company evaluates the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Software Development Costs

The authoritative guidance requires certain internal software development costs related to software to be sold to be capitalized upon the establishment of technological feasibility. Capitalized software development costs are amortized over the remaining estimated economic life of the product. The Company's software development costs incurred subsequent to achieving technological feasibility have not been significant and, as a result, all software development costs have been expensed as research and development activities as incurred.

Internal-Use Software

The Company capitalizes costs incurred during the application development stage associated with the development of internal-use software systems. The capitalized costs are then amortized over the estimated useful life of the software, which is generally three to ten years, and are included in other assets, net in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, management determines whether there has been impairment by comparing the anticipated undiscounted net future cash flows to the related asset's carrying value. If impairment exists, the asset is written down to its estimated fair value.

Revenue Recognition

The Company sells products through distributors, resellers, and directly to end users. Revenue related to the Company's contracts with customers is recognized by following a five-step process:

- *Identify the contract(s) with a customer.* Evidence of a contract generally consists of a purchase order issued pursuant to the terms and conditions of a distributor, reseller or end user agreement.

- *Identify the performance obligations in the contract.* Performance obligations are identified in the Company's contracts and may include hardware, hardware-based software, software-only solutions, cloud-based subscription services as well as a broad range of service performance obligations including consulting, training, installation and maintenance.

- *Determine the transaction price.* The purchase price stated in an agreed upon purchase order is generally representative of the transaction price. The Company offers several programs in which customers are eligible for certain levels of rebates if certain conditions are met. When determining the transaction price, the Company considers the effects of any variable consideration.

- *Allocate the transaction price to the performance obligations in the contract.* The transaction price in a contract is allocated based upon the relative standalone selling price of each distinct performance obligation identified in the contract.

- *Recognize revenue when (or as) the entity satisfies a performance obligation.* The Company satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring control of promised products and services to a customer.

Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities. Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of product revenues.

The following is a description of the principal activities from which the Company generates revenue:

Product

Revenue from the sale of the Company's hardware and perpetual software products is generally recognized at a point in time when the product has been fulfilled and the customer is obligated to pay for the product. The Company also offers several products by subscription, either through term-based license agreements or as SaaS offerings. Revenue for term-based license agreements is recognized at a point in time, when the Company delivers the software license to the customer and the subscription term has commenced. For the Company's SaaS offerings, revenue is recognized ratably as the services are provided. Hardware, including the software run on those devices is considered systems revenue. Perpetual or subscription software offerings that are, or have the ability to be deployed on a standalone basis, along with the Company's SaaS offerings are considered software revenue. When rights of return are present and the Company cannot estimate returns, revenue is recognized when such rights of return lapse. Payment terms to customers are generally net 30 days to net 60 days.

Global Services

Revenues for post-contract customer support ("PCS") are recognized on a straight-line basis over the service contract term. PCS includes a limited period of telephone support, updates, repair or replacement of any failed product or component that fails during the term of the agreement, bug fixes and rights to upgrades, when and if available. Consulting services are customarily billed at fixed hourly rates, plus out-of-pocket expenses, and revenues are recognized as the consulting is delivered. Similarly, training revenue is recognized as the training is completed.

Flexible Consumption Program

The Company enters into certain contracts with customers, including flexible consumption programs and multi-year subscriptions, with non-standard terms and conditions. Management assesses contractual terms in these agreements to identify and evaluate performance obligations. Management allocates consideration to each performance obligation based on relative fair value using standalone selling price and recognizes associated revenue as control is transferred to the customer.

Contract Acquisition Costs

Sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions on the initial PCS for hardware, perpetual software, and for term-based license subscription offerings are deferred and then amortized as an expense on a straight-line basis over the period of benefit. Sales commissions on SaaS subscription offerings are deferred and then amortized as an expense on a straight-line basis over the period of benefit. Management has determined the period of benefit to be 4.5 years for initial PCS on hardware and perpetual software offerings, and 3 to 5 years for subscription offerings.

Guarantees and Product Warranties

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, resellers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

The Company offers warranties of one year for hardware for those customers without service contracts, with the option of purchasing additional warranty coverage in yearly increments. The Company accrues for warranty costs as part of its cost of sales based on associated material product costs and technical support labor costs. Warranty expense and accrued warranty costs were not material for all periods presented.

Research and Development

Research and development expenses consist of salaries and related benefits of product development personnel, prototype materials and expenses related to the development of new and improved products, and an allocation of facilities, depreciation and amortization expense. Research and development expenses are reflected in the income statements as incurred.

Advertising

Advertising costs are expensed as incurred. The Company incurred $5.4 million, $8.9 million and $15.4 million in advertising costs during the fiscal years 2024, 2023 and 2022, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. A valuation allowance is recorded when it is more-likely-than-not that some of the deferred tax assets will not be realized.

The Company assesses whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized in the financial statements from such a position is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company adjusts these liabilities based on a variety of factors, including the evaluation of information not previously available. These adjustments are reflected as increases or decreases to income tax expense in the period in which new information is available.

Foreign Currency

The functional currency for the Company's foreign subsidiaries is either the U.S. dollar or the local currency depending on the assessment of management. An entity's functional currency is determined by the currency of the economic environment in which the majority of cash is generated and expended by the entity. The financial statements of all majority-owned subsidiaries and related entities, with a functional currency other than the U.S. dollar, have been translated into U.S. dollars. All assets and liabilities of the respective entities are translated at year-end exchange rates and all revenues and expenses are translated at average rates during the respective period. Translation adjustments are reported as other comprehensive income (loss) in the consolidated statements of comprehensive income.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net income or loss for the period of exchange and are recorded in other income, net. The net effect of foreign currency gains and losses was not material during the fiscal years ended September 30, 2024, 2023 and 2022.

Segments

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Management has determined that the Company is organized as, and operates in, one reportable operating segment.

Stock-based Compensation

The Company issues incentive awards to its employees through stock-based compensation consisting of restricted stock units ("RSUs"). RSUs are payable in shares of the Company's common stock as the periodic vesting requirements are satisfied, generally over one to four years. The value of an RSU is based upon the fair market value of the Company's common stock on the date of grant. The value of RSUs is determined using the intrinsic value method and is based on the number of shares granted and the quoted price of the Company's common stock on the date of grant.

The Company offers an Employee Stock Purchase Plan ("ESPP") that permits eligible employees to purchase shares of the Company's common stock at a discount. In determining the fair value of shares issued under the ESPP, the Company uses the Black-Scholes option pricing model. The assumptions within the option pricing model are based on management's best estimates at that time, which impact the fair value of the ESPP option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the ESPP option.

The Company has also issued stock options as replacement awards, most notably for those assumed as part of business combinations. The Company used the Black-Scholes option pricing model to determine the fair value of the stock option replacement awards. The assumptions within the option pricing model are based on management's best estimates at that time, which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the term of the option.

The Company accounts for stock-based compensation using the straight-line attribution method for recognizing compensation expense. The Company recognizes compensation expense for only the portion of stock-based awards that are expected to vest. Therefore, the Company applies estimated forfeiture rates that are derived from historical employee termination behavior. Based on historical differences with forfeitures of stock-based awards granted to the Company's executive officers and Board of Directors versus grants awarded to all other employees, the Company has developed separate forfeiture expectations for these two groups.

The Company issues incentive awards to certain current executive officers as part of its annual equity awards program. A portion of the aggregate number of RSUs issued to executive officers vest in equal quarterly increments, and a portion is subject to the Company achieving specified performance goals.

In fiscal 2018, the Company's Talent and Compensation Committee adopted a set of metrics for the performance stock awards, including (1) 50% of the annual performance stock grant is based on achieving certain annual revenue; (2) 25% of the annual performance stock grant is based on achieving an increase annual software revenue compared to the prior year; and (3) 25% of the annual performance stock grant is based on relative total shareholder return ("TSR") benchmarked to the S&P 500 index. In fiscal 2023, the Company's Talent and Compensation Committee amended the metrics for the performance stock awards to replace software revenue with earnings per share. In each case, no vesting or payment with respect to a performance goal shall occur unless a minimum threshold is met for the applicable goal. Vesting and payment with respect to the performance goal is linear above the threshold of the applicable goal and is capped at achievement of 200% above target.

The Company recognizes compensation costs for awards with performance conditions and market conditions on a straight-line basis over the requisite service period for each separately vesting portion of the award and, for awards with performance conditions, when it concludes it is probable that the performance condition will be achieved. The Company reassesses the probability of vesting at each balance sheet date and adjusts compensation costs based on the probability assessment.

Comprehensive Income

Comprehensive income includes certain changes in equity that are excluded from net income, specifically, unrealized gains or losses on securities and foreign currency translation adjustments. These changes are included in accumulated other comprehensive income or loss.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). This ASU expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures in the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). This ASU requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures in the consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures in the consolidated financial statements.

2. Revenue from Contracts with Customers

Capitalized Contract Acquisition Costs

The table below shows significant movements in capitalized contract acquisition costs (current and noncurrent) for the years ended September 30, 2024, 2023, and 2022 (in thousands):

	2024	2023	2022
Balance, beginning of year	$ 66,468	$ 77,220	$ 77,836
Additional capitalized contract acquisition costs	35,173	26,960	37,897
Amortization of capitalized contract acquisition costs	(35,383)	(37,712)	(38,513)
Balance, end of year	$ 66,258	$ 66,468	$ 77,220

Amortization of capitalized contract acquisition costs was $35.4 million, $37.7 million, and $38.5 million for the years ended September 30, 2024, 2023, and 2022, respectively, and is recorded in Sales and Marketing expense in the accompanying consolidated income statements. There was no impairment of any capitalized contract acquisition costs during any period presented.

Contract Balances

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to the Company's contracts with customers. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations, or for contracts with customers that contain the Company's unconditional rights to consideration, for which the customer has not been billed. These liabilities are classified as current and non-current deferred revenue.

The table below shows significant movements in the deferred revenue balances (current and noncurrent) for the years ended September 30, 2024, 2023, and 2022 (in thousands):

	2024	2023	2022
Balance, beginning of year	$ 1,775,121	$ 1,691,580	$ 1,489,842
Amounts added but not recognized as revenues	1,179,350	1,162,698	1,167,143
Deferred revenue acquired through acquisition of businesses	—	1,800	10,591
Revenues recognized related to the opening balance of deferred revenue	(1,156,512)	(1,080,957)	(975,996)
Balance, end of year	$ 1,797,959	$ 1,775,121	$ 1,691,580

Remaining Performance Obligations

Remaining performance obligations represent the amount of the transaction price under contracts with customers that are attributable to performance obligations that are unsatisfied or partially satisfied at the reporting date. The composition of unsatisfied performance obligations consists mainly of deferred service revenue, and to a lesser extent, deferred product revenue, for which the Company has an obligation to perform, and has not yet recognized as revenue in the consolidated financial statements. As of September 30, 2024, the total non-cancelable remaining performance obligations under the Company's contracts with customers was $1.8 billion and the Company expects to recognize revenues on approximately 62.4% of these remaining performance obligations over the next 12 months, 23.2% in year two, and the remaining balance thereafter.

See Note 15 - Segment Information, for disaggregated revenue by significant customer and geographic region, as well as disaggregated product revenue by systems and software.

3. Business Combinations

Fiscal Year 2024 Acquisitions

During the second quarter of fiscal 2024, the Company completed two acquisitions. The acquired assets and assumed liabilities of the acquisitions were not material and the Company recorded $23.6 million of goodwill as a result of the acquisitions. The acquisitions did not have a material impact to the Company's operating results.

Fiscal Year 2023 Acquisition

In February 2023, the Company acquired Lilac Cloud, Inc. ("Lilac"), a provider of innovative application delivery services. The acquired assets and assumed liabilities of Lilac were not material. The Company recorded $29.4 million of goodwill as a result of the acquisition. The measurement period for the Lilac acquisition lapsed during the second quarter of fiscal 2024. The acquisition did not have a material impact to the Company's operating results.

Fiscal Year 2022 Acquisition of Threat Stack, Inc.

In October 2021, the Company acquired Threat Stack, Inc. ("Threat Stack"), a provider of cloud security and workload protection solutions. The addition of Threat Stack's cloud security capabilities to F5's application and API protection solutions enhances visibility across application infrastructure and workloads to deliver more actionable security insights for customers.

Pursuant to the Threat Stack Merger Agreement, at the effective time of the Merger, the capital stock of Threat Stack and the vested outstanding and unexercised stock options in Threat Stack were cancelled and converted to the right to receive $68.9 million in cash, subject to certain adjustments and conditions set forth in the Threat Stack Merger Agreement. Transaction costs associated with the acquisition were not material.

As a result of the acquisition, the Company acquired all the assets and assumed all the liabilities of Threat Stack. The goodwill related to the Threat Stack acquisition is comprised primarily of expected synergies from combining operations and the acquired intangible assets that do not qualify for separate recognition. Goodwill related to the Threat Stack acquisition was not deductible for tax purposes. The results of operations of Threat Stack have been included in the Company's consolidated financial statements from the date of acquisition.

The allocated purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values is presented in the following table (in thousands):

		Estimated Useful Life
Assets acquired		
Deferred tax assets	$ 14,041	
Other net tangible assets acquired, at fair value	5,481	
Cash, cash equivalents, and restricted cash	911	
Identifiable intangible assets:		
Developed technology	11,400	5 years
Customer relationships	4,400	5 years
Goodwill	43,282	
Total assets acquired	$ 79,515	
Liabilities assumed		
Deferred revenue	$ (10,591)	
Total liabilities assumed	$ (10,591)	
Net assets acquired	$ 68,924	

The measurement period for the Threat Stack acquisition lapsed during the first quarter of fiscal 2023. The Company recorded immaterial adjustments to consideration exchanged for the purchase of Threat Stack within the post-close measurement period.

The developed technology intangible asset is amortized on a straight-line basis over its estimated useful life of five years and included in cost of net product revenues. The customer relationships intangible asset is amortized on a straight-line basis over its estimated useful life of five years and included in sales and marketing expenses. The weighted-average life of the amortizable intangible assets recognized from the Threat Stack acquisition was five years as of October 1, 2021, the date the transaction closed. The estimated useful lives for the acquired intangible assets were based on the expected future cash flows associated with the respective asset.

The pro forma financial information, as well as the revenue and earnings generated by Threat Stack, were not material to the Company's operations for the periods presented.

4. Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosure under GAAP, the Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity, and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances and expands disclosure about fair value measurements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

The levels of fair value hierarchy are:

Level 1: Quoted prices in active markets for identical assets and liabilities at the measurement date that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs for which there is little or no market data available. These inputs reflect management's assumptions of what market participants would use in pricing the asset or liability.

Level 1 investments are valued based on quoted market prices in active markets and include the Company's cash equivalent investments. Level 2 investments, which include investments that are valued based on quoted prices in markets that are not active, broker or dealer quotations, actual trade data, benchmark yields or alternative pricing sources with reasonable levels of price transparency, include the Company's certificates of deposit, corporate bonds and notes, municipal bonds and notes, U.S. government securities, U.S. government agency securities and international government securities. Fair values for the Company's level 2 investments are based on similar assets without applying significant judgments. In addition, all of the Company's level 2 investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The Company's financial assets measured at fair value on a recurring basis subject to the disclosure requirements at September 30, 2024 and 2023, were as follows (in thousands):

| | | | Gross Unrealized | | | Classification on Balance Sheet | | |
As of September 30, 2024	Fair Value Level	Cost or Amortized Cost	Gains	Losses	Aggregate Fair Value	Cash and Cash Equivalents	Short-Term Investments	Long-Term Investments
Changes in fair value recorded in other comprehensive income (loss)								
Money Market Funds	Level 1	$437,273	$ —	$ —	$437,273	$ 437,273	$ —	$ —
Total debt investments		$437,273	$ —	$ —	$437,273	$ 437,273	$ —	$ —
Changes in fair value recorded in other net income (expense)								
Equity investments	*				$ 8,580	$ —	$ —	$ 8,580
Total equity investments					8,580	—	—	8,580
Total investments					$445,853	$ 437,273	$ —	$ 8,580

* The fair value of this equity investment is measured at net asset value (NAV) which approximates fair value and is not classified within the fair value hierarchy.

| | | | Gross Unrealized | | | Classification on Balance Sheet | | |
As of September 30, 2023	Fair Value Level	Cost or Amortized Cost	Gains	Losses	Aggregate Fair Value	Cash and Cash Equivalents	Short-Term Investments	Long-Term Investments
Changes in fair value recorded in other comprehensive income (loss)								
Money Market Funds	Level 1	$392,592	$ —	$ —	$392,592	$ 392,592	$ —	$ —
Corporate bonds and notes	Level 2	4,412	—	(88)	4,324	—	4,324	—
Municipal bonds and notes	Level 2	1,108	—	(9)	1,099	—	1,099	—
U.S. government agency securities	Level 2	740	—	(3)	737	—	737	—
Total debt investments		$398,852	$ —	$ (100)	$398,752	$ 392,592	$ 6,160	$ —
Changes in fair value recorded in other net income (expense)								
Equity investments	*				$ 5,068	$ —	$ —	$ 5,068
Total equity investments					5,068	—	—	5,068
Total investments					$403,820	$ 392,592	$ 6,160	$ 5,068

* The fair value of this equity investment is measured at NAV which approximates fair value and is not classified within the fair value hierarchy.

The Company uses the fair value hierarchy for financial assets and liabilities. The carrying amounts of other current financial assets and other current financial liabilities approximate fair value due to their short-term nature.

Interest income from cash, cash equivalents, and investments was $35.1 million, $18.2 million and $1.7 million for the years ended September 30, 2024, 2023, and 2022, respectively. Interest income is included in other income (expense), net on the Company's consolidated income statements. Unrealized losses on investments held for a period greater than 12 months at September 30, 2024 and 2023 were not material.

The Company invests in debt securities that are rated investment grade. The Company reviews the individual debt securities in its portfolio to determine whether a credit loss exists by comparing the extent to which the fair value is less than the amortized cost and considering any changes to ratings of a debt security by a ratings agency. The Company determined that as of September 30, 2024, there were no credit losses on any investments within its portfolio.

Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

The Company's non-financial long-lived assets, which include goodwill and other intangible assets, are not required to be carried at fair value on a recurring basis. These non-financial assets are measured at fair value on a non-recurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. The Company reviews goodwill for impairment annually, during the second quarter of each fiscal year, or as circumstances indicate the possibility of impairment. The Company monitors the carrying value of tangible and intangible long-lived assets for impairment whenever events or changes in circumstances indicate its carrying amount may not be recoverable.

During the year ended September 30, 2023, the Company recorded an impairment of $3.5 million against the operating lease right-of-use asset related to its third quarter of fiscal 2023 restructuring plan, see Note 13, Restructuring Charges. The charge was reflected in the Restructuring Charges line item on the Company's consolidated income statement.

During the year ended September 30, 2022, as a result of a planned change in the use of the asset, the Company recorded an impairment of $6.2 million against the Shape trade name intangible asset, which was reflected in the Sales and Marketing line item on the Company's consolidated income statement.

The Company did not recognize any other impairment charges related to non-financial long-lived assets for the years ended September 30, 2024, 2023, and 2022.

5. Balance Sheet Details

Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of the Company's cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total cash, cash equivalents and restricted cash shown in the Company's consolidated statements of cash flows for the periods presented (in thousands):

	September 30,	
	2024	2023
Cash and cash equivalents	$ 1,074,602	$ 797,163
Restricted cash included in other assets, net	3,738	3,672
Total cash, cash equivalents and restricted cash	$ 1,078,340	$ 800,835

Inventories

Inventories consist of the following (in thousands):

	September 30,	
	2024	2023
Finished goods	$ 27,922	$ 11,699
Raw materials	48,456	24,175
	$ 76,378	$ 35,874

Other Current Assets

Other current assets consist of the following (in thousands):

	September 30,		
	2024		**2023**
Unbilled receivables	$ 401,104	$	374,113
Prepaid expenses	93,467		84,506
Capitalized contract acquisition costs	32,681		31,206
Other[1]	42,215		64,919
	$ 569,467	$	554,744

(1)   As of September 30, 2023, includes a deposit of $36.2 million, used to support the working capital needs of the Company's primary contract manufacturer's procurement of components used in the manufacturing of system hardware. As of September 30, 2024, the Company had no deposits with the Company's primary contract manufacturer.

Property and Equipment

Property and equipment consist of the following (in thousands):

	September 30,		
	2024		**2023**
Computer equipment	$ 206,861	$	189,555
Software	71,690		78,184
Office furniture and equipment	44,776		44,525
Leasehold improvements	186,179		185,225
	509,506		497,489
Accumulated depreciation and amortization	(358,563)		(327,067)
	$ 150,943	$	170,422

Depreciation and amortization expense totaled approximately $49.3 million, $53.3 million, and $56.0 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Goodwill

Changes in the carrying amount of goodwill during fiscal years 2024 and 2023 are summarized as follows (in thousands):

Balance, September 30, 2022	$ 2,259,282
Other business acquisitions	29,396
Balance, September 30, 2023	2,288,678
Other business acquisitions	23,684
Balance, September 30, 2024	$ 2,312,362

Other Assets

Other assets consist of the following (in thousands):

	September 30,		
	2024		**2023**
Intangible assets	$ 111,576	$	150,969
Unbilled receivables	277,965		202,838
Capitalized contract acquisition costs	33,577		35,263
Other	64,399		55,543
	$ 487,517	$	444,613

Intangible assets are included in other assets on the consolidated balance sheets and consist of the following (in thousands):

	September 30, 2024			September 30, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$ 287,431	$ (192,967)	$ 94,464	$ 319,368	$ (190,135)	$ 129,233
Customer relationships	17,700	(10,034)	7,666	45,642	(33,298)	12,344
Patents and trademarks	9,795	(3,629)	6,166	13,699	(9,658)	4,041
Trade names	15,473	(12,193)	3,280	15,473	(10,122)	5,351
Non-compete covenants	1,960	(1,960)	—	1,960	(1,960)	—
	$ 332,359	$ (220,783)	$ 111,576	$ 396,142	$ (245,173)	$ 150,969

There were no intangible asset impairment charges for the years ended September 30,2024 and 2023. During the year ended September 30, 2022, as a result of a planned change in the use of the asset, the Company recorded an impairment of $6.2 million against the Shape trade name intangible asset, which was reflected in the Sales and Marketing line item on the Company's consolidated income statement.

Amortization expense related to intangible assets was $24.4 million, $29.1 million, and $36.4 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

For intangible assets held as of September 30, 2024, amortization expense for the five succeeding fiscal years is as follows (in thousands):

2025	$ 42,101
2026	37,346
2027	19,165
2028	6,729
2029	2,067
	$ 107,408

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	September 30,	
	2024	2023
Payroll and benefits	$ 171,571	$ 152,898
Operating lease liabilities, current	33,779	41,421
Income and other tax accruals	45,247	34,504
Other	49,479	54,067
	$ 300,076	$ 282,890

Other Long-term Liabilities

Other long-term liabilities consist of the following (in thousands):

	September 30,	
	2024	2023
Income taxes payable	$ 85,461	$ 73,751
Other	9,272	8,822
	$ 94,733	$ 82,573

6. Debt Facilities

Term Credit Agreement

In connection with the acquisition of Shape, on January 24, 2020, the Company entered into a Term Credit Agreement ("Term Credit Agreement") with certain institutional lenders that provides for a senior unsecured term loan facility in an aggregate principal amount of $400.0 million (the "Term Loan Facility"). The Term Loan Facility had an original maturity date of January 24, 2023 with quarterly installments equal to 1.25% of the original principal amount. Borrowings under the Term Loan Facility bore interest at a rate equal to LIBOR, plus an applicable margin of 1.125% to 1.75% depending on the Company's leverage ratio. The proceeds from the Term Loan Facility were primarily used to finance the acquisition of Shape and related expenses. In connection with the Term Loan Facility, the Company incurred $2.2 million in debt issuance costs, which were recorded as a reduction to the carrying value of the principal amount of the debt.

On December 15, 2022, the Company voluntarily prepaid, in full, all borrowings under the Term Loan Facility, including the outstanding principal balance of $350.0 million, and all accrued, but unpaid interest outstanding of $3.0 million. All remaining debt issuance costs were amortized to interest expense in connection with the prepayment. As a result of the payoff of its Term Loan Facility, the Company was released of any and all obligations, maintenance of covenants, and indebtedness under the Term Credit Agreement. The weighted average interest rate on the principal amount under the Term Loan Facility outstanding balance was 4.072% for the period of October 1, 2022 to December 15, 2022 and 2.190% for the fiscal year ended September 30, 2022.

Revolving Credit Agreement

On January 31, 2020, the Company entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") that provides for a senior unsecured revolving credit facility in an aggregate principal amount of $350.0 million (the "Revolving Credit Facility"). The Company has the option to increase commitments under the Revolving Credit Facility from time to time, subject to certain conditions, by up to $150.0 million. Historically, borrowings under the Revolving Credit Facility bore interest at a rate equal to, at the Company's option, (a) LIBOR, adjusted for customary statutory reserves, plus an applicable margin of 1.125% to 1.75% depending on the Company's leverage ratio, or (b) an alternate base rate determined in accordance with the Revolving Credit Agreement, plus an applicable margin of 0.125% to 0.750% depending on the Company's leverage ratio. On May 26, 2023, the Company amended the Revolving Credit Agreement as a result of the cessation of the LIBOR borrowing reference rate. The amendment modified and directly replaced the LIBOR borrowing reference rate within the Revolving Credit Agreement to the Secured Overnight Financing Rate ("SOFR"). After the amendment, borrowings under the Revolving Credit Facility bear interest at a rate equal to, at the Company's option, (a) SOFR plus 0.10%, plus an applicable margin of 1.125% to 1.75% depending on the Company's leverage ratio, or (b) an alternate base rate determined in accordance with the Revolving Credit Agreement, plus an applicable margin of 0.125% to 0.750% depending on the Company's leverage ratio. The Revolving Credit Agreement also requires payment of a commitment fee calculated at a rate per annum of 0.125% to 0.300% depending on the Company's leverage ratio on the undrawn portion of the Revolving Credit Facility. Commitment fees incurred during fiscal years 2024, 2023 and 2022 were not material.

The Revolving Credit Facility matures on January 31, 2025, at which time any remaining outstanding principal of borrowings under the Revolving Credit Facility is due. The Company has the option to request up to two extensions of the maturity date in each case for an additional period of one year. Among certain affirmative and negative covenants provided in the Revolving Credit Agreement, there is a financial covenant that requires the Company to maintain a leverage ratio, calculated as of the last day of each fiscal quarter, of consolidated total indebtedness to consolidated EBITDA. As of September 30, 2024, the Company was in compliance with all covenants. As of September 30, 2024, there were no outstanding borrowings under the Revolving Credit Facility, and the Company had available borrowing capacity of $350.0 million.

7. Leases

The majority of the Company's operating lease payments relate to its corporate headquarters in Seattle, Washington, which includes approximately 515,000 square feet of office space. The lease commenced in April 2019 and expires in 2033 with an option for renewal. The Company also leases additional office and lab space for product development and sales and support personnel in the United States and internationally. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of the Company's operating lease expenses for the years ended September 30, 2024, 2023, and 2022 were as follows (in thousands):

| | Fiscal year ended September 30, | | |
	2024	2023	2022
Operating lease expense	$ 40,655	$ 47,036	$ 47,302
Short-term lease expense	2,791	2,986	2,465
Variable lease expense	23,268	23,139	23,209
Total lease expense	$ 66,714	$ 73,161	$ 72,976

Variable lease expense primarily consists of common area maintenance, real estate taxes and parking expenses.

Supplemental balance sheet information related to the Company's operating leases was as follows (in thousands, except lease term and discount rate):

| | September 30, | |
	2024	2023
Operating lease right-of-use assets, net	$ 178,180	$ 195,471
Operating lease liabilities, current[1]	33,779	41,421
Operating lease liabilities, long-term	215,785	239,565
Total operating lease liabilities	$ 249,564	$ 280,986
Weighted average remaining lease term (in years)	7.9	8.6
Weighted average discount rate	2.94 %	2.77 %

(1)   Current portion of operating lease liabilities is included in accrued liabilities on the Company's consolidated balance sheets.

As of September 30, 2024, the future operating lease payments for each of the next five years and thereafter is as follows (in thousands):

Fiscal Years Ending September 30:	Operating Lease Payments
2025	$ 40,695
2026	37,677
2027	34,217
2028	29,621
2029	26,748
Thereafter	112,351
Total lease payments	281,309
Less: imputed interest	(31,745)
Total lease liabilities	$ 249,564

Operating lease liabilities above do not include sublease income. As of September 30, 2024, the Company expects to receive sublease income of approximately $6.1 million, which consists of $4.4 million to be received in fiscal year 2025 and $1.7 million to be received in fiscal year 2026.

During the year ended September 30, 2023, the Company recorded an impairment of $3.5 million against the operating lease right-of-use asset related to its third quarter of fiscal 2023 restructuring plan, see Note 13, Restructuring Charges. There were no impairments against right-of-use assets for the years ended September 30, 2024 and 2022.

As of September 30, 2024, the Company had no significant operating leases that were executed but not yet commenced.

8. Income Taxes

The United States and international components of income before income taxes are as follows (in thousands):

| | Years Ended September 30, | | |
	2024	2023	2022
United States	$ 430,532	$ 268,314	$ 217,323
International	264,933	217,674	168,070
	$ 695,465	$ 485,988	$ 385,393

The provision for income taxes consists of the following (in thousands):

| | Years Ended September 30, | | |
	2024	2023	2022
Current			
U.S. federal	$ 99,745	$ 115,170	$ 35,259
State	17,957	18,359	14,592
Foreign	79,200	66,053	54,079
Total	196,902	199,582	103,930
Deferred			
U.S. federal	(51,968)	(89,280)	(28,721)
State	(11,100)	(18,576)	(11,332)
Foreign	(5,147)	(686)	(644)
Total	(68,215)	(108,542)	(40,697)
	$ 128,687	$ 91,040	$ 63,233

The effective tax rate differs from the U.S. federal statutory rate as follows (in thousands):

| | Years Ended September 30, | | |
	2024	2023	2022
Income tax provision at statutory rate	$ 146,048	$ 102,058	$ 80,933
State taxes, net of federal benefit	10,548	6,806	6,012
Foreign-derived intangible income deduction	(28,036)	(30,086)	(19,886)
Tax impact of foreign earnings	7,359	9,856	(1,549)
Research and development and other credits	(14,748)	(17,654)	(19,763)
Stock-based and other compensation	8,145	20,145	15,070
Other	(629)	(85)	2,416
	$ 128,687	$ 91,040	$ 63,233

The Company does not maintain an indefinite reinvestment assertion on unremitted foreign earnings and has recorded a deferred tax liability for any estimated foreign, federal, or state tax liabilities associated with a future repatriation of foreign earnings.

The Company benefits from tax incentive arrangements in certain foreign jurisdictions, which expire in fiscal years 2026 to 2034. The tax incentive agreements are conditional upon meeting certain operational, employment, and investment requirements. These arrangements decreased foreign taxes by $7.2 million, $6.0 million and $8.5 million, and increased diluted earnings per common share by $0.12, $0.10 and $0.14 for the years ended September 30, 2024, 2023 and 2022, respectively.

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	Years Ended September 30,	
	2024	2023
Deferred tax assets		
Net operating loss carry-forwards	$ 34,787	$ 40,201
Capitalized research and development costs	337,626	267,744
Accrued compensation and benefits	13,493	11,995
Stock-based compensation	8,606	8,875
Deferred revenue	39,042	42,544
Lease liabilities	53,945	62,405
Other accruals and reserves	28,729	22,723
Tax credit carryforwards	25,052	23,883
Depreciation	1,507	531
	542,787	480,901
Valuation allowance	(39,651)	(43,942)
	503,136	436,959
Deferred tax liabilities		
Purchased intangibles	(53,047)	(55,519)
Depreciation	(29,441)	(28,113)
Deferred costs	(10,752)	(11,031)
Lease assets	(36,610)	(41,709)
Other accruals and reserves	(14,514)	(9,916)
	(144,364)	(146,288)
Net deferred tax assets	$ 358,772	$ 290,671

At September 30, 2024, the Company had foreign net operating loss carryforwards of approximately $54.9 million that can be carried forward indefinitely, and $0.2 million that will expire in fiscal year 2039. The Company had $69.5 million of federal net operating loss carryforwards, of which $53.3 million can be carried forward indefinitely and $16.2 million that will expire in fiscal years 2033 to 2038. The annual utilization of the federal net operating loss carryforwards is limited under Internal Revenue Code Section 382. The Company also had $199.3 million of state net operating loss carryforwards, of which $45.5 million can be carried forward indefinitely and $153.8 million will expire in fiscal years 2029 to 2043. In addition, there are $0.4 million of foreign credit carryforwards that can be carried forward indefinitely, $2.6 million of foreign credit carryforwards that will expire in fiscal years 2025 to 2039, $3.5 million of federal credit carryforwards that will expire in fiscal years 2033 to 2043, $33.9 million of state tax credit carryforwards that can be carried forward indefinitely, and $3.4 million of state tax credit carryforwards that will expire in fiscal years 2032 to 2039. Management believes that it is more likely than not that the benefit from certain foreign net operating loss and credit carryforwards and state tax net operating loss and credit carryforwards will not be realized. In recognition of this risk, the Company has provided a valuation allowance on the deferred tax assets relating to these carryforwards. The net change in the total valuation allowance was a decrease of $4.3 million and a decrease of $2.2 million for years ended September 30, 2024 and 2023, respectively.

The Company recognizes the financial statement impact of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest impact that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The following table provides a reconciliation of the beginning and ending amount of unrecognized tax benefits in fiscal years 2024, 2023 and 2022 (in thousands):

	2024	2023	2022
Balance, beginning of period	$ 79,167	$ 66,840	$ 70,814
Gross increases related to prior period tax positions	7,939	4,270	4,816
Gross decreases related to prior period tax positions	(7,659)	(70)	(10,538)
Gross increases related to current period tax positions	8,494	9,224	10,203
Decreases relating to settlements with tax authorities	(50)	(300)	—
Reductions due to lapses of statute of limitations	(1,014)	(797)	(8,455)
Balance, end of period	$ 86,877	$ 79,167	$ 66,840

The total amount of gross unrecognized tax benefits was $86.9 million, $79.2 million, and $66.8 million as of September 30, 2024, 2023, and 2022, respectively, of which, $56.2 million, $51.2 million, and $43.2 million, if recognized, would affect the effective tax rate. There is a reasonable possibility that the Company's unrecognized tax benefits will change within twelve months due to audit settlements or the expiration of statute of limitations, but the Company does not expect the change to be material to the consolidated financial statements.

The Company recognizes interest and, if applicable, penalties (not included in the "unrecognized tax benefits" table above) for any uncertain tax positions. Interest and penalties are recorded as a component of income tax expense. In the years ended September 30, 2024, 2023 and 2022, the Company recorded approximately a $5.6 million increase, $3.3 million increase and $1.5 million decrease, respectively, of interest and penalty expense related to uncertain tax positions. As of September 30, 2024 and 2023, the Company had a cumulative balance of accrued interest and penalties on unrecognized tax positions of $11.8 million and $6.2 million, respectively.

The Company and its subsidiaries are subject to U.S. federal income tax as well as the income tax of multiple state and foreign jurisdictions. The Company has concluded all U.S. federal income tax matters for fiscal years through September 30, 2018. Major jurisdictions where there are wholly owned subsidiaries of F5, Inc. which require income tax filings include the United Kingdom, Singapore, Israel, and India. The earliest periods open for review by local taxing authorities are fiscal years 2022 for the United Kingdom, 2019 for Singapore, 2018 for Israel, and 2018 for India. The Company is currently under audit by the Internal Revenue Service for fiscal year 2019, by various states for fiscal years 2018 through 2022, and by various foreign jurisdictions including India for fiscal years 2018 to 2023, Israel for fiscal years 2018 to 2022, Saudi Arabia for fiscal years 2015 to 2020, and Singapore for fiscal years 2019 to 2022.

9. Shareholders' Equity

Common Stock Repurchase

On July 25, 2022, the Company announced that its Board of Directors authorized an additional $1.0 billion for its common stock share repurchase program. This authorization is incremental to the existing $5.4 billion program, initially approved in October 2010 and expanded in subsequent fiscal years. Acquisitions for the share repurchase programs will be made from time to time in private transactions, accelerated share repurchase programs, or open market purchases as permitted by securities laws and other legal requirements. The programs can be terminated at any time.

The following table summarizes the Company's repurchases and retirements of its common stock under its Stock Repurchase Program (in thousands, except per share data):

	Years Ended September 30,		
	2024	2023	2022
Shares repurchased	2,824	2,454	2,611
Average price per share	$ 177.08	$ 142.62	$ 191.47
Amount repurchased	$ 500,056	$ 350,049	$ 500,023

As of September 30, 2024, the Company had $422.4 million remaining authorized to purchase shares under its share repurchase program.

10. Stock-based Compensation

The Company recognized $219.1 million, $236.7 million and $249.2 million of stock-based compensation expense for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. The income tax benefit recognized on stock-based compensation within income tax expense was $44.4 million, $44.7 million and $47.3 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. As of September 30, 2024, there was $171.2 million of total unrecognized stock-based compensation cost, the substantial majority of which will be recognized over approximately two years. Going forward, stock-based compensation expenses may increase as the Company issues additional equity-based awards to continue to attract and retain key employees. On October 31, 2024, the Company's Board of Directors and Talent and Compensation Committee approved 748,580 RSUs to employees and executive officers pursuant to the Company's annual equity awards program.

Company has adopted a number of stock-based compensation plans as discussed below.

2011 Employee Stock Purchase Plan. In April 2012, the Board of Directors amended and restated the Company's 1999 Employee Stock Purchase Plan, or the Employee Stock Purchase Plan. A total of 12,000,000 shares of common stock have been reserved for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 15% of base compensation. No employee may purchase more than 10,000 shares during an offering period. In addition, no employee may purchase more than $25,000 worth of stock, determined by the fair market value of the shares at the time such option is granted, in one calendar year. The Employee Stock Purchase Plan has been implemented in a series of offering periods, each 6 months in duration. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. As of September 30, 2024 there were 2,007,597 shares available for awards under the Employee Stock Purchase Plan.

In determining the fair value of the right to purchase under the Employee Stock Purchase Plan, the Company uses the Black-Scholes option pricing model that employs the following key assumptions:

	Employee Stock Purchase Plan Years Ended September 30,		
	2024	**2023**	**2022**
Risk-free interest rate	5.28% - 5.52%	3.18% - 4.90%	0.05% - 0.62%
Expected dividend	—	—	—
Expected term	0.5 years	0.5 years	0.5 years
Expected volatility	18.19% - 20.32%	33.02% - 38.15%	26.34% - 31.57%

Acquisition Related Incentive Plans. In connection with the Company's acquisitions, the Company has adopted acquisition equity incentive plans and assumed equity incentive plans of certain acquired companies and equity awards granted under such assumed equity incentive plans with awards under such plans being settled in shares of the Company's common stock. All of these acquisition equity incentive plans and assumed equity incentive plans of acquired companies have been terminated and no additional equity awards will be issued under any of these plans. As of September 30, 2024, there were 19, 4,679, 2,351 and 20,601 stock units outstanding under the Nginx, Volterra, Threat Stack and Lilac Cloud acquisition plans, respectively. As of September 30, 2024, there were options to purchase 3,374, 31,363, 18,406 and 947 shares outstanding under the Nginx, Shape, Volterra and Lilac Cloud assumed plans, respectively, and 1,059 stock units outstanding under the Volterra assumed plan.

F5, Inc. Incentive Plan. In March 2022, the Company adopted the F5, Inc. Incentive Plan, or the Plan, which amended and restated the 2014 Incentive Plan. The Plan provides for discretionary grants of stock options, stock units and other equity and cash-based awards for employees, including officers, directors and consultants. A total of 27,880,000 shares of common stock have been reserved for issuance under the Plan. Upon certain changes in control of the Company, all outstanding and unvested options or stock awards under the Plan will vest at the rate of 50%, unless assumed or substituted by the acquiring entity. During the fiscal year 2024, the Company issued no stock options, 122,841 performance stock units and 1,459,527 restricted stock units under the Plan. As of September 30, 2024, there were no options outstanding, 213,776 performance stock units outstanding, 1,312,328 restricted stock units outstanding and 3,952,900 shares available for new awards under the Plan.

A summary of restricted stock unit activity under the Plan is as follows:

	Performance Stock Units		Restricted Stock Units	
	Outstanding Performance Stock Units	Weighted Average Grant Date Fair Value	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value
Balance, September 30, 2023	199,918	$ 159.37	1,225,386	$ 156.89
Units granted	122,841	152.14	1,459,527	156.32
Units vested	(90,274)	153.03	(1,143,299)	177.69
Units cancelled	(18,709)	178.05	(229,286)	155.22
Balance, September 30, 2024	213,776	$ 155.63	1,312,328	$ 158.22

A majority of the restricted stock units the Company grants to its employees vest quarterly over a two-year period. The performance stock units, restricted stock units and stock options under all plans were granted during fiscal years 2024, 2023 and 2022 with a per-share weighted average fair value of $155.99, $144.78 and $206.13, respectively. The fair value of performance stock units and restricted stock units vested during fiscal years 2024, 2023 and 2022 was $228.1 million, $195.9 million and $262.4 million, respectively. In determining the fair value of the portion of the performance awards based on Total Shareholder Return, the Company uses a Monte Carlo simulation model that employs the following key assumptions:

				Expected Volatility		
Grant Date	Fair Value per Share	Expected Term (in years)	Risk-Free Interest Rate	F5	Index Members	Expected Dividend
November 1, 2023						
Tranche 1	$ 192.58	0.91	5.32 %	22.60 %	27.66 %	—
Tranche 2	$ 203.37	1.91	4.93 %	31.25 %	32.35 %	—
Tranche 3	$ 210.37	2.91	4.72 %	29.55 %	30.88 %	—

As of September 30, 2024, the following annual equity grants for executive officers or a portion thereof are outstanding:

Grant Date	RSUs Granted	Vesting Schedule	Vesting Period	Date Fully Vested
November 1, 2023	206,560	Quarterly, Annually[1,2]	3 years	November 1, 2026
November 1, 2022	240,808	Quarterly, Annually[1,2]	3 years	November 1, 2025
November 1, 2021	160,384	Quarterly, Annually[1,2]	3 years	November 1, 2024
November 2, 2020	257,568	Quarterly, Annually[1]	3 years	November 1, 2023

(1)   50% of the annual equity grant vests in equal quarterly increments and 50% is subject to the Company achieving specified annual performance goals.

(2)   For the Company's Chief Executive Officer, 40% of the annual equity grant vests in equal quarterly increments and 60% is subject to the Company achieving specified annual performance goals.

A summary of stock option activity under all of the Company's plans is as follows:

	Options Outstanding	
	Number of Shares	Weighted Average Exercise Price per Share
Balance, September 30, 2023	105,868	$ 35.31
Options granted	—	—
Options exercised	(49,782)	29.64
Options cancelled	(1,996)	67.22
Balance, September 30, 2024	54,090	$ 39.36

There were no stock options granted in fiscal years 2024 and 2022. All stock options granted in fiscal year 2023 were replacement awards of those assumed as part of business acquisitions.

The total intrinsic value of options exercised during fiscal 2024, 2023 and 2022 was $7.5 million, $6.9 million and $25.6 million, respectively.

A summary of options outstanding that are exercisable and that have vested and are expected to vest as of September 30, 2024 is as follows:

	Number of Shares	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value(1)
				(In thousands)
Stock options outstanding	54,090	4.56	$ 39.36	$ 9,782
Exercisable	53,648	4.55	$ 39.65	$ 9,686
Vested and expected to vest	54,072	4.56	$ 39.37	$ 9,778

(1) Aggregate intrinsic value represents the difference between the fair value of the Company's common stock underlying these options at September 30, 2024 and the related exercise prices.

As of September 30, 2024, equity based awards (including stock options and restricted stock units) are available for future issuance as follows:

	Awards Available for Grant
Balance, September 30, 2023	5,296,803
Granted	(1,582,368)
Cancelled	282,731
Additional shares reserved (terminated), net	(44,266)
Balance, September 30, 2024	3,952,900

11. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common and dilutive common stock equivalent shares outstanding during the period. The Company's nonvested restricted stock units do not have nonforfeitable rights to dividends or dividend equivalents and are not considered participating securities that should be included in the computation of earnings per share under the two-class method.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Years Ended September 30,		
	2024	2023	2022
Numerator			
Net income	$ 566,778	$ 394,948	$ 322,160
Denominator			
Weighted average shares outstanding — basic	58,720	59,909	60,274
Dilutive effect of common shares from stock options and restricted stock units	639	361	823
Weighted average shares outstanding — diluted	59,359	60,270	61,097
Basic net income per share	$ 9.65	$ 6.59	$ 5.34
Diluted net income per share	$ 9.55	$ 6.55	$ 5.27

Anti-dilutive stock-based awards excluded from the calculations of diluted earnings per share were not material for the years ended September 30, 2024, 2023 and 2022.

12. Commitments and Contingencies

Purchase Obligations

In October 2022, the Company entered into an unconditional purchase commitment with one of its suppliers for the delivery of systems components. Under the terms of the agreement, the Company is obligated to purchase $10 million of component inventory annually, with a total committed amount of $40 million over a four-year term. As of September 30, 2024, the Company had no remaining purchase commitments under the second year of the agreement. The Company's total non-cancelable long-term purchase commitments outstanding as of September 30, 2024 was $20.0 million.

Litigation

Lynwood Investment CY Limited v. F5 Networks et al.

On June 8, 2020, Lynwood Investment CY Limited ("Lynwood") filed a lawsuit in the United States District Court for the Northern District of California against the Company and certain affiliates, along with other defendants. In its complaint, Lynwood claims to be the assignee of all rights and interests of Rambler Internet Holding LLC ("Rambler"), and alleges that the intellectual property in the NGINX software originally released by the co-founder of NGINX in 2004 belongs to Rambler (and therefore Lynwood, by assignment) because the software was created and developed while the co-founder was employed by Rambler. Lynwood asserted 26 causes of action against the various defendants, including copyright infringement, violation of trademark law, tortious interference, conspiracy, and fraud. The complaint sought damages, disgorgement of profits, declarations of copyright and trademark ownership, trademark cancellations, and injunctive relief. Lynwood also initiated several trademark opposition and cancellation proceedings before the Trademark Trial and Appeal Board of the United States Patent and Trademark Office, which have all since been suspended.

In August and October 2020, the Company and the other defendants filed motions to dismiss Lynwood's case. On March 25 and 30, 2021, the Court granted the Company's and the other defendants' motions to dismiss with leave to amend. Lynwood filed its amended complaint on April 29, 2021, seeking the same relief against the Company and other defendants. On May 27, 2021, the Company and other defendants filed a consolidated motion to dismiss.

The Court granted the consolidated motion to dismiss without leave to amend on August 16, 2022 and entered final judgment against Lynwood on September 9, 2022. On September 14, 2022, Lynwood filed a notice of appeal to the Ninth Circuit Court of Appeals to appeal the dismissal. Lynwood filed its opening brief on December 16, 2022. The Company filed its opening appellate brief on April 10, 2023, and Lynwood filed its reply on May 31, 2023. Following the Court's order granting the consolidated motion to dismiss and final judgment in the Company's favor, the Court subsequently granted the Company attorneys' fees of over $0.8 million, which Lynwood appealed to the Ninth Circuit Court of Appeals. The dismissal appeal and the fees appeal were heard by the Ninth Circuit Court of Appeals on December 7, 2023. On November 7, 2024, the Court of Appeals partially affirmed the dismissal by affirming dismissal of the state law claims and remanding a portion of the copyright claim to the District Court. The Court of Appeals also vacated the fees award because of the remand.

In addition to the above matters, the Company is subject to a variety of legal proceedings, claims, investigations, and litigation arising in the ordinary course of business, including intellectual property litigation. Management believes that the Company has meritorious defenses to the allegations made in its pending cases and intends to vigorously defend these lawsuits; however, the Company is unable to currently determine if an unfavorable outcome is probable or estimate any potential amount or range of possible loss of these or similar matters. There are many uncertainties associated with any litigation and these actions or other third-party claims against the Company may cause it to incur costly litigation and/or substantial settlement charges that could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

The Company records an accrual for loss contingencies for legal proceedings when it believes that an unfavorable outcome is both (a) probable and (b) the amount or range of any possible loss is reasonably estimable. The Company has not recorded any accrual for loss contingencies associated with such legal proceedings or the investigations discussed above.

13. Restructuring Charges

In the first quarter of fiscal 2024, the Company initiated a restructuring plan to match strategic and financial objectives and optimize resources for long-term growth, including a reduction in force program. The Company recorded a restructuring charge of $9.8 million and did not record any significant subsequent charges related to the first quarter of fiscal 2024 restructuring plan. Remaining accrued expenses for the first quarter of fiscal 2024 restructuring plan were not material as of September 30, 2024.

In the third quarter of fiscal 2023, the Company initiated a restructuring plan to better align strategic and financial objectives, optimize operations, and drive efficiencies for long-term growth and profitability, including a reduction in force affecting approximately 620 employees, or approximately 9% of the Company's global workforce as of April 19, 2023. This included $53.2 million in severance benefits costs and related employer payroll taxes, and $3.5 million in charges related to the reduction of its leased facility space. The Company incurred $56.7 million in restructuring costs and did not record any significant subsequent charges related to the third quarter of fiscal 2023 restructuring plan. For the year ended September 30, 2023, cash paid for severance benefits costs and related employer payroll taxes was $49.7 million. Remaining accrued expenses for the third quarter of fiscal 2023 restructuring plan were not material as of September 30, 2024 and $3.5 million as of September 30, 2023. The Company did not record any significant subsequent charges related to the third quarter of fiscal 2023 restructuring plan.

In the first quarters of fiscal 2023 and 2022, the Company initiated restructuring plans to match strategic and financial objectives and optimize resources for long term growth, including a reduction in force program. In the first quarter of fiscal 2023, the Company recorded a restructuring charge of $8.7 million. Remaining accrued expenses for the first quarter of fiscal 2023 restructuring plan were not material as of September 30, 2024 and 2023. The Company did not record any significant future charges related to the first quarter of fiscal 2023 restructuring plan. In the first quarter of fiscal 2022, the Company recorded a restructuring charge of $7.9 million. Remaining accrued expenses for the first quarter of fiscal 2022 restructuring plan were not material as of September 30, 2024 and 2023. The Company did not record any significant subsequent charges related to the first quarter of fiscal 2022 restructuring plan.

Charges related to employee severance, benefits, and related costs; as well as charges related to the reduction of the Company's leased facilities are reflected in the restructuring charges line item on the Company's consolidated income statements.

14. Employee Benefit Plans

The Company has a 401(k) savings plan whereby eligible employees may voluntarily contribute a percentage of their compensation. The Company may, at its discretion, match a portion of the employees' eligible contributions. Contributions by the Company to the plan during the years ended September 30, 2024, 2023, and 2022 were approximately $12.2 million, $13.7 million and $14.0 million, respectively. Contributions made by the Company vest over four years.

15. Segment Information

Revenues by Geographic Location and Other Information

The Company does business in three main geographic regions: the Americas (primarily the United States); Europe, the Middle East, and Africa ("EMEA"); and the Asia Pacific region ("APAC"). The Company's chief operating decision-maker reviews financial information presented on a consolidated basis accompanied by information about net product revenues and revenues by geographic region. The Company's foreign offices conduct sales, marketing, research and development, and support activities. Revenues are attributed by geographic location based on the location of the end-user customer.

The following presents revenues by geographic region (in thousands):

	Years Ended September 30,		
	2024	2023	2022
Americas:			
United States	$ 1,488,413	$ 1,487,416	$ 1,487,144
Other	92,859	96,958	85,711
Total Americas	1,581,272	1,584,374	1,572,855
EMEA	755,934	741,598	634,759
APAC	478,914	487,197	488,231
	$ 2,816,120	$ 2,813,169	$ 2,695,845

The Company continues to offer its products through a range of consumption models, from physical systems to software solutions and managed services. The following presents net product revenues by systems and software (in thousands):

	Years Ended September 30,		
	2024	2023	2022
Net product revenues			
Systems revenue	$ 537,318	$ 670,652	$ 651,902
Software revenue	735,477	663,986	665,215
Total net product revenue	$ 1,272,795	$ 1,334,638	$ 1,317,117

The following customers accounted for more than 10% of total net revenue:

	Years Ended September 30,		
	2024	2023	2022
Ingram Micro, Inc.	16.3 %	15.6 %	20.0 %
Synnex Corporation	15.9 %	15.0 %	13.4 %

The following customers accounted for more than 10% of total receivables:

	September 30,	
	2024	2023
Ingram Micro, Inc.	20.3 %	—
Synnex Corporation	14.8 %	16.0 %
Carahsoft Technology Corporation	—	10.1 %

The Company tracks assets by physical location. Long-lived assets consist of property and equipment, net, and are shown below (in thousands):

	September 30,	
	2024	2023
Americas:		
United States	$ 112,420	$ 125,736
Other	1,773	2,592
Total Americas	114,193	128,328
EMEA	21,970	24,336
APAC	14,780	17,758
	$ 150,943	$ 170,422

16. Subsequent Events

Share Repurchase Activities

On October 25, 2024 the Company's Board of Directors authorized an additional $1.0 billion for its common stock share repurchase program. This new authorization is incremental to the $422.4 million currently unused in the existing program, which was initially approved in October 2010 and expanded in subsequent fiscal years.

Acquisitions for the share repurchase programs will be made from time to time in private transactions, accelerated share repurchase programs, or open market purchases as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to price, regulatory requirements and capital availability. The program does not require the purchase of any minimum number of shares and the program may be modified, suspended or discontinued at any time.

Leased Properties

On October 25, 2024, the Company renewed its operating lease for an existing office location in San Jose, California. The renewal commences in June 2025 and extends the lease term by 11 years. As a result of the lease renewal, the Company's total operating lease right-of-use assets and total operating lease liabilities increased by $22.8 million and $29.6 million, respectively.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that required information is recorded, processed, summarized and reported within the required timeframe, as specified in the rules set forth by the Securities Exchange Commission. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2024 and, based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of September 30, 2024.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*. Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of September 30, 2024.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

During the fourth fiscal quarter, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B.   *Other Information*

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended September 30, 2024, certain of our officers and directors adopted or terminated Rule 10b5-1 trading arrangements as follows:

On September 5, 2024, Frank Pelzer, EVP, Chief Financial Officer, adopted a written plan intended to satisfy the affirmative defense of Rule 10b5-1(c) that is designed to be in effect until December 31, 2024 with respect to the sale of 16,493 Company shares.

On September 5, 2024, Tom Fountain, EVP, Chief Operations Officer, adopted a written plan intended to satisfy the affirmative defense of Rule 10b5-1(c) that is designed to be in effect until November 17, 2025 with respect to the sale of 29,094 Company shares.

On September 12, 2024, Kara Sprague, EVP, Chief Product Officer, adopted a written plan intended to satisfy the affirmative defense of Rule 10b5-1(c) that is designed to be in effect until February 3, 2025 with respect to the sale of 55,840 Company shares.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Certain information required by this item regarding the Company's directors and executive officers is incorporated herein by reference to the sections entitled "Board of Directors — Nominees and Continuing Directors" and "— Director Nomination," "Corporate Governance — Governance — Committees of the Board — Audit Committee," "— Insider and Derivatives Trading and Hedging Policies and Arrangements" and "— Code of Ethics for Senior Financial Officers," and "Security Ownership of Certain Beneficial Owners and Management — Section 16(a) Beneficial Ownership Reporting Compliance," in the Company's definitive Proxy Statement that will be furnished to the SEC no later than January 28, 2025 (the "Proxy Statement"). Additional information regarding the Company's directors and executive officers is set forth in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Directors and Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation" and "Corporate Governance — Committees of the Board — Talent and Compensation Committee" and "— Compensation Committee Interlocks and Insider Participation" and "— Compensation Committee Report" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the sections entitled "Board of Directors — Director Independence" and "Corporate Governance — Related Person Transactions Policy and Procedures" and "— Certain Relationships and Related Person Transactions" in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the section entitled "Executive Compensation — Fees Paid to PricewaterhouseCoopers LLP" and "— Audit Committee Pre-Approval Procedures" and "— Annual Independence Determination" in the Proxy Statement.

PART IV

Item 15.   *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report are as follows:

1. *Consolidated Financial Statements:*

Our Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements.

2. *Financial Statement Schedule:*

Financial statement schedules have been omitted because the information required to be set forth therein is not applicable, material, or is shown in the Consolidated Financial Statements or the notes hereto.

3. *Exhibits:*

The required exhibits are included at the end of this Annual Report on Form 10-K and are described in the Exhibit Index immediately preceding the first exhibit.

Item 16.   *Form 10-K Summary*

Not applicable.

EXHIBIT INDEX

Exhibit Number		Exhibit Description
3.1	—	Fourth Amended and Restated Articles of Incorporation of the Registrant(1)
3.2	—	Eighth Amended and Restated Bylaws adopted November 12, 2021(1)
4.1	—	Description of the Registrant's Securities(2)
4.2	—	Specimen Common Stock Certificate(3)
10.1	—	First Amendment to Revolving Credit Agreement (including the Revolving Credit Agreement, as amended), dated as of May 26, 2023, between F5, Inc. and JPMorgan Chase Bank, N.A., as the Administrative Agent(4)
10.2	—	Office Lease Agreement between the Registrant and Fifth & Columbia Investors, LLC dated May 3, 2017(5)
10.3	—	Form of Indemnification Agreement between the Registrant and each of its directors and certain of its officers(6) §
10.4	—	F5, Inc. Employee Stock Purchase Plan, as amended and restated(7) §
10.5	—	Form of Change of Control Agreement between the Registrant and the executive officers(8) §
10.6	—	F5, Inc. Incentive Plan, as amended and restated(7) §
10.7	—	Nginx, Inc. 2011 Share Plan(9) §
10.8	—	Nginx, Inc. Acquisition Equity Incentive Plan(9) §
10.9	—	Nginx, Inc. Acquisition Equity Incentive Plan Award Agreement(10) §
10.10	—	F5 Networks, Inc. Assumed Shape 2011 Stock Plan(11) §
10.11	—	F5 Networks, Inc. Shape Acquisition Equity Incentive Plan(11) §
10.12	—	Form of 2014 Incentive Plan Award Agreement (Accelerated Vesting) as revised November 2019(12) §
10.13	—	F5 Networks, Inc. Assumed Volterra, Inc. Amended and Restated 2017 Stock Plan(13) §
10.14	—	F5 Networks, Inc. Volterra Acquisition Equity Incentive Plan(13) §
10.15	—	F5 Networks, Inc. Assumed Volterra, Inc. 2019 Restricted Stock Unit Sub-Plan France (sub-plan to the F5 Networks, Inc. Assumed Volterra, Inc. Amended and Restated 2017 Stock Plan)(13) §
10.16	—	F5 Networks, Inc. Threat Stack Acquisition Equity Incentive Plan(14) §
10.17	—	Offer Letter from the Registrant to François Locoh-Donou(15) §
10.18	—	F5, Inc. Assumed Lilac Cloud 2018 Equity Incentive Plan(16) §
10.19	—	F5, Inc. Lilac Acquisition Equity Incentive Plan(16) §
10.20	—	Transition Agreement, between Frank Pelzer and the Registrant, dated October 31, 2024(17) §
19.1 *	—	F5, Inc. Insider Trading Policy
21.1 *	—	Subsidiaries of the Registrant
23.1 *	—	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
31.1 *	—	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2 *	—	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1 *	—	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1 *	—	F5, Inc. Incentive Compensation Recovery Policy §
101.INS *	—	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH *	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL *	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF *	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB *	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE *	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104 *	—	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
§	Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference from Current Report on Form 8-K dated November 12, 2021 and filed with the SEC on November 15, 2021.

(2) Incorporated by reference from Annual Report on Form 10-K for the year ended September 30, 2022.

(3) Incorporated by reference from Exhibit 4.1 of Registration Statement on Form S-1, File No. 333-75817.

(4) Incorporated by reference from Exhibit 10.1 of Annual Report on Form 10-K for the year ended September 30, 2023.

(5) Incorporated by reference from Current Report on Form 8-K dated May 3, 2017 and filed with the SEC on May 3, 2017.

(6) Incorporated by reference from Exhibit 10.1 of Registration Statement on Form S-1, File No. 333-75817.

(7) Incorporated by reference from Current Report on Form 8-K dated March 9, 2023 and filed with the SEC on March 10, 2023.

(8) Incorporated by reference from Current Report on Form 8-K dated April 29, 2009 and filed with the SEC on May 4, 2009.

(9) Incorporated by reference from Registration Statement on Form S-8 File No. 333-231802.

(10) Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

(11) Incorporated by reference from Registration Statement on Form S-8 File No. 333-236228.

(12) Incorporated by reference from Annual Report on Form 10-K for the year ended September 30, 2020.

(13) Incorporated by reference from Registration Statement on Form S-8 File No. 333-252616.

(14) Incorporated by reference from Registration Statement on Form S-8 File No. 333-260656.

(15) Incorporated by reference from Current Report on Form 8-K dated January 27, 2017 and filed with the SEC on January 30, 2017.

(16) Incorporated by reference from Registration Statement on Form S-8 File No. 333-269532.

(17) Incorporated by reference from Current Report on Form 8-K dated October 31, 2024 and filed with the SEC on November 5, 2024.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F5, INC.

By: _____/s/ FRANÇOIS LOCOH-DONOU_____

François Locoh-Donou
Chief Executive Officer and President

Dated: November 18, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: _____/s/ FRANÇOIS LOCOH-DONOU_____ François Locoh-Donou	Chief Executive Officer, President, and Director (principal executive officer)	November 18, 2024
By: _____/s/ FRANCIS J. PELZER_____ Francis J. Pelzer	Executive Vice President, Chief Financial Officer (principal financial officer and principal accounting officer)	November 18, 2024
By: _____/s/ ALAN HIGGINSON_____ Alan Higginson	Director	November 18, 2024
By: _____/S/ ELIZABETH L. BUSE_____ Elizabeth L. Buse	Director	November 18, 2024
By: _____/s/ MICHAEL DREYER_____ Michael Dreyer	Director	November 18, 2024
By: _____/s/ PETER KLEIN_____ Peter Klein	Director	November 18, 2024
By: _____/s/ NIKHIL MEHTA_____ Nikhil Mehta	Director	November 18, 2024
By: _____/s/ MICHAEL MONTOYA_____ Michael Montoya	Director	November 18, 2024
By: _____/s/ MARIANNE BUDNIK_____ Marianne Budnik	Director	November 18, 2024
By: _____/s/ MICHEL COMBES_____ Michel Combes	Director	November 18, 2024
By: _____/s/ TAMI ERWIN_____ Tami Erwin	Director	November 18, 2024
By: _____/s/ JULIE GONZALEZ_____ Julie Gonzalez	Director	November 18, 2024
By: _____/s/ MAYA MCREYNOLDS_____ Maya McReynolds	Director	November 18, 2024

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Board of Directors

Marianne N. Budnik
Chief Marketing Officer,
VAST Data

Elizabeth L. Buse
Board Member,
U.S. Bancorp

Michel Combes
Director,
Philip Morris International and
Etisalat

Michael L. Dreyer
Retired Chief Operations Officer,
Silicon Valley Bank

Tami Erwin
Board Member,
Deere & Company and
Xerox Corporation

Julie M. Gonzalez
Senior Vice President,
Business Finance,
Workday, Inc.

Alan J. Higginson
Chair of the Board,
F5, Inc.
Former Chair of the Board,
Hubspan, Inc.

Peter S. Klein
Retired Chief Financial Officer,
Microsoft Corporation

François Locoh-Donou
President and
Chief Executive Officer,
F5, Inc.

Maya McReynolds
Chief Financial Officer,
Client Solutions Group,
Dell Technologies, Inc.

Nikhil Mehta
Chief Executive Officer,
Gainsight, Inc.

Michael F. Montoya
Chief Operating Officer,
BlueVoyant

Corporate Officers

François Locoh-Donou
President and
Chief Executive Officer

Kunal Anand
Chief Innovation Officer

Tom Fountain
Chief Operating Officer

John Maddison
Chief Product Marketing and
Technology Alliances Officer

Scot Rogers
Executive Vice President and
General Counsel, Secretary

Lyra Schramm
Chief People Officer

Cooper Werner
Chief Financial Officer

Chad Whalen
Chief Revenue Officer

Shareholder Information

Annual Shareholders Meeting
March 13, 2025
11:00 a.m. Pacific Time
Virtual Meeting Location:
www.virtualshareholdermeeting.
com/FFIV2025

Corporate Headquarters
801 5th Ave
Seattle, WA 98104
206.272.5555

NASDAQ Listing
NASDAQ Symbol – FFIV

Investor Relations
206.272.7049
s.dulong@f5.com
www.f5.com

Independent Auditor
PricewaterhouseCoopers LLP
Seattle, WA

Transfer Agent
Equinity Trust Company, LLC
800.937.5449

About F5

F5 is a multicloud application security and delivery company committed to bringing a better digital world to life. F5 partners with the world's largest, most advanced organizations to secure every app—on premises, in the cloud, or at the edge. F5 enables businesses to continuously stay ahead of threats while delivering exceptional, secure digital experiences for their customers. For more information, go to f5.com. (NASDAQ: FFIV)

You can also follow @F5 on X or visit us on LinkedIn and Facebook to learn about F5, its partners, and technologies.



F5, Inc. | 801 5th Avenue | Seattle, WA 98104 | 206.272.5555 | www.f5.com